As filed with the Securities and Exchange Commission on April 12, 1994

                                                 Registration No. 33-52257
                                                                  33-52257-01

==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                               ---------------



                                AMENDMENT NO. 5

                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                  P.T. ALatieF Freeport Finance Company B.V.
              (Exact name of Issuer as specified in its charter)
                      Freeport-McMoRan Copper & Gold Inc.
             (Exact name of Guarantor as specified in its charter)
       Issuer:   The Netherlands                Not applicable
    Guarantor:     Delaware                       74-2480931
             (State or other jurisdiction of    (I.R.S. Employer
              incorporation or organization)   Identification No.)

                              ---------------

                          Building "Coolse Poort"
                        Coolsingel 139 (9th Floor)
                             3012 AG Rotterdam
                              The Netherlands
                            011 31 10 402 4323

                         (Address, including zip code, and
                          telephone number, including area
                               code, of the Issuer's
                            principal executive offices)

                           First Interstate Bank Building
                              One East First Street
                                   Suite 1600
                               Reno, Nevada  89501
                                 (702) 688-3000

                      (Address, including zip code, and telephone
                               number, including area code,
                         of Guarantor's principal executive offices)

                              Michael C. Kilanowski, Jr.
                                1615 Poydras Street
                              New Orleans, Louisiana 70112
                                (504) 582-4000

                        (Name, address, including zip code, and
                           telephone number, including area code,
                                 of agent for service)
                                  Copies to:
                 David W. Ferguson                   John P. Mead
               Davis Polk & Wardwell              Sullivan & Cromwell
               450 Lexington Avenue                125 Broad Street
             New York, New York  10017         New York, New York  10004

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ( )

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ( )

                               ---------------

     The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.
==============================================================================

[GRAPHIC 1]




- ------------------------------------------------------------------------------

                              P R O S P E C T U S

- ------------------------------------------------------------------------------



                                 $120,000,000

                  P.T. ALatieF Freeport Finance Company B.V.
                          9 3/4% Senior Notes Due 2001
                         Unconditionally Guaranteed by
                  [LOGO] Freeport-McMoRan Copper & Gold Inc.
           Interest payable October 15 and April 15 Due April 15, 2001


                               ---------------



The 9 3/4% Senior Notes Due 2001 (the "Guaranteed Notes") will be issued by P.T. ALatieF Freeport Finance Company B.V., a corporation organized under the laws of The Netherlands (the "Issuer"). The Issuer is a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. ("FCX"). The Guaranteed Notes will be unsecured and will be unconditionally guaranteed on a senior basis as to principal, premium, if any, Additional Amounts (as defined), if any, and interest by FCX. The Issuer will lend the net proceeds of the Guaranteed Notes initially to P.T. Freeport Indonesia Company, an Indonesian limited liability company domesticated in Delaware ("PT-FI"), on a senior unsecured basis and, assuming the Issuer receives a favorable ruling from the Netherlands banking authorities, ultimately to P.T.
ALatieF Freeport Infrastructure Corporation ("AFIC") and one or more affiliated entities which will use the proceeds of such loan to purchase infrastructure assets from PT-FI. If such Netherlands approval is not obtained, the loan to PT-FI will remain in place. See "Use of Proceeds" and "Business of the Issuer." FCX directly owns 81.28% of PT-FI's outstanding capital stock.



Except as described below, the Guaranteed Notes are not redeemable at the option of the Issuer or FCX. If any withholding tax is imposed in the future, the Issuer will, subject to certain exceptions, pay Additional Amounts so that the net amount received by the holder of a Guaranteed Note after such withholding will be equal to the amount that would have been received if no tax had been applicable. Upon the occurrence of certain changes with respect to United States, Netherlands or Indonesian tax law requiring Additional Amounts to be paid by the Issuer with respect to the Guaranteed Notes or an increase in Underlying Additional Amounts (as defined) required to be paid by PT-FI, AFIC or any Infrastructure Affiliate (as defined) with respect to the PT-FI Note (as defined) or the Underlying Notes (as defined), the Issuer may redeem the Guaranteed Notes, in whole but not in part, at 100% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption. Upon a Repurchase Event (as defined), each holder of Guaranteed Notes may require FCX to repurchase such Guaranteed Notes at 101% of the principal amount thereof plus accrued interest to the date of repurchase. See "Description of the Guaranteed Notes." The Guaranteed Notes have been approved for listing on the New York Stock Exchange.


                               ---------------

See "Special Considerations" for a discussion of certain factors that should be considered in connection with an investment in the Guaranteed Notes.

                               ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                EQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION
                    TO THE CONTRARY IS A CRIMINAL OFFENSE.



==============================================================================
                                     Price to    Underwriting    Proceeds to
                                    Public(1)    Discount(2)     Issuer(1)(3)
- ------------------------------------------------------------------------------
Per Guaranteed Note                  99.897%       2.375%          97.522%
- ------------------------------------------------------------------------------

Total                              $119,876,400    $2,850,000    $117,026,400
==============================================================================

(1) Plus accrued interest, if any, from  April 19, 1994.

(2) PT-FI has agreed to reimburse the Issuer for the underwriting discount.

(3 Before deduction of expenses payable by the Issuer estimated at $750,000. Taking into account PT-FI's reimbursement to the Issuer of the underwriting discount and offering expenses, Proceeds to Issuer will be $119,876,400.


                               ---------------


     The Guaranteed Notes are offered by the several Underwriters when, as and if issued by the Issuer and delivered to and accepted by the several Underwriters and subject to their right to reject orders in whole or in part. It is expected that the Guaranteed Notes will be ready for delivery on or about April 19, 1994.


CS First Boston                                        Chase Securities, Inc.

                               ---------------


             The date of this Prospectus is April 12, 1994.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE GUARANTEED NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE OFFERING OF THE GUARANTEED NOTES IS NOT AND SHALL NOT BE DIRECTED TO PERSONS ESTABLISHED OR DOMICILED OR HAVING THEIR NORMAL PLACE OF RESIDENCE IN THE NETHERLANDS.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Annual Report on Form 10-K of FCX for the fiscal year ended December 31, 1993 and the Current Reports on Form 8-K of FCX dated January 7, 1994 (as amended on April 7, 1994), January 12, 1994 and March 2,
1994 (as amended on April 6, 1994) are incorporated by reference in this Prospectus.

     All documents filed by FCX pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") subsequent to the date of this Prospectus and prior to the termination of the offering of the Guaranteed Notes shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of the above documents (excluding exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information this Prospectus incorporates) may be obtained upon request without charge from FCX, c/o Freeport-McMoRan Inc. at 1615 Poydras Street, New Orleans, Louisiana 70112 (telephone (504) 582-4000), attention: Michael C. Kilanowski, Jr., Secretary.

                       ENFORCEMENT OF CIVIL LIABILITIES

     The Issuer is a Netherlands corporation. All or a substantial portion of its assets are located outside the United States. The Issuer has been advised by legal counsel in The Netherlands, Stibbe Simont Monahan Duhot, that the United States and The Netherlands do not currently have a treaty providing for reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would not be enforceable in The Netherlands. However, if the party in whose favor such final judgment is rendered brings a new suit in a competent court in The Netherlands, such party may submit to the Netherlands court the final judgment which has been rendered in the United States. If the Netherlands court finds that the jurisdiction of the federal or state court in the United States has been based on grounds which are internationally acceptable and that proper legal procedures have been observed, the Netherlands court would, in principle, give binding effect to the final judgment which has been rendered in the United States unless such judgment contravenes Netherlands' principles of public policy.


     FCX, the Guarantor of the Guaranteed Notes, is a Delaware corporation with its principal executive offices in the United States. Accordingly, process may be served and judgments enforced against FCX in the United States, including judgments predicated upon the civil liabilities provisions of the federal securities laws of the United States.



                              PROSPECTUS SUMMARY

     The following summary is qualified by the detailed information and financial statements in this Prospectus (the "Prospectus").

                              FCX and the Issuer


     P.T. ALatieF Freeport Finance Company B.V. (the "Issuer") is a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. ("FCX") that has been organized for the purpose of issuing the Guaranteed Notes and lending the net proceeds thereof initially to P.T. Freeport Indonesia Company, an Indonesian limited liability company domesticated in Delaware (``PT-FI''), on a senior unsecured basis and, assuming the Issuer receives a favorable ruling from the Netherlands banking authorities, ultimately to P.T. ALatieF Freeport Infrastructure Corporation ("AFIC") and one or more Infrastructure Affiliates (as defined below). Such proceeds will be used by AFIC and such Infrastructure Affiliates to purchase from PT-FI certain infrastructure assets supporting PT-FI's mining activities in Irian Jaya, Indonesia. See "The Enhanced Infrastructure Project and AFIC" below and "Use of Proceeds."


     FCX, a Delaware corporation, conducts its operations in Indonesia through its 81.28% directly owned subsidiary PT-FI. PT-FI is a limited liability company organized under the laws of the Republic of Indonesia and domesticated
in Delaware.   PT-FI engages in the exploration for and development, mining, production and processing of copper, gold and silver in Indonesia and in the marketing of concentrates containing such metals worldwide. In 1993, FCX acquired the Spanish company Rio Tinto Minera, S.A. ("RTM"), which provides an additional market for a portion of PT-FI's copper concentrates. See "Recent Developments--Purchase of Interest in RTM." FCX also owns Eastern Mining Company, Inc. ("Eastern Mining"), a separate subsidiary which has been granted certain mineral exploration rights in Irian Jaya, Indonesia.

     PT-FI is among the world's largest copper companies in terms of reserves and believes that it has one of the lowest cost copper-producing operations in the world, taking into account customary by-product credits for related gold and silver production. PT-FI's operations are set in remote, rugged, mountainous terrain and are characterized by relatively high ore-grade mineral deposits. FCX, through PT-FI or its predecessor, has operated in Indonesia since 1967, substantially increasing reserves and production during this time. Since the signing of its original Contract of Work in 1967, PT-FI has enjoyed and continues to enjoy favorable and stable relations with the Government of the Republic of Indonesia (the "Indonesian Government").

     In 1993, PT-FI achieved record copper production of 658.4 million recoverable* pounds, approximately 6% more than in 1992. Gold production was a record 786,700 recoverable ounces, an increase of 23% over 1992. See "Summary FCX Operating Data" below.

- --------------------
* As used herein, "recoverable" reflects adjustments made in the metal content of the feedstock ore for estimated losses in mining, concentrating, smelting and refining. FCX uses the terms "recoverable" and "payable" interchangeably.

     PT-FI currently has two principal mines in operation in Irian Jaya,
Indonesia: Grasberg and Ertsberg East, located within approximately three kilometers of each other. The Grasberg deposit commenced operations in 1990 and now contains the largest single gold reserve of any mine in the world and one of the five largest open pit copper reserves. Ertsberg East is an underground mine which commenced operations in 1980 and is expected to be depleted by the second half of 1994.

     PT-FI also has several mines in various stages of development. The Intermediate Ore Zone (the "IOZ"), which lies below the Ertsberg East ore body, is currently under development and is entering the initial stages of production. The Deep Ore Zone (the "DOZ"), also an underground mine, lies below the IOZ. Production at the DOZ, which was temporarily suspended in 1991, is expected to resume once the IOZ ore body is depleted sometime after 1998. Also under development is the "DOM" (from the Dutch word meaning "cathedral") ore body, an underground mine situated on a mountain adjacent to Ertsberg East.

     In addition to continued delineation of the Grasberg deposit and other existing deposits, PT-FI is continuing its ongoing exploration program for copper and gold mineralization within the 24,700 acre mining area covered by its original Contract of Work (the "1967 Mining Area"). PT-FI recently discovered mineralization at two sites, Big Gossan and Wanagon, which are located west of the Ertsberg open pit and southwest of Grasberg. Mine planning for development of Big Gossan has commenced, and development is expected to begin in late 1994 or early 1995. In addition, PT-FI has begun driving a horizontal access adit from the mill site at the 2,900 meter level, which is below the Grasberg ore body as currently delineated. The new adit, expected to be completed in 1996, will facilitate further deep exploration and delineation of the extent of the Grasberg deposit. Preliminary drilling from the existing 3,700 meter level adit indicates significant additional mineralization below the existing proved and probable reserves.

     A new Contract of Work signed by PT-FI and the Indonesian Government on December 30, 1991 (the "New COW") covers both the 1967 Mining Area and a new contiguous 6.5 million acre exploration area (the "New COW Area"). On April 29, 1993 Eastern Mining was granted exclusive exploration rights on 2.5 million acres adjacent to the New COW Area (the "Eastern Mining Area"). Preliminary investigation of the New COW Area has indicated many promising targets. Within the New COW Area extensive stream sediment sampling has generated analytical results which are being evaluated. No assurance can be given that any of the exploration areas in the 1967 Mining Area (other than Big Gossan), the New COW Area or the Eastern Mining Area contains commercially exploitable mineral deposits. FCX's exploration expenses were $33.7 million for 1993, compared to $12.2 million for 1992.

     At December 31, 1993, PT-FI's total estimated proved and probable reserves were 26.8 billion recoverable pounds of copper and 39.1 million recoverable ounces of gold. Net of 1993 production, PT-FI's total estimated proved and probable reserves increased since December 31, 1992 by 5.9 billion recoverable pounds of copper (a 28% increase) and 7.0 million recoverable ounces of gold (a 22% increase). These new reserves were added primarily at the Grasberg deposit, but also include additions at the DOZ deposit and the recently discovered Big Gossan deposit.

     The following table summarizes PT-FI's estimated proved and probable reserves at the end of each of the years shown, as verified by Independent Mining Consultants, Inc. (see "Special Considerations--FCX--Reserves").

                                                                                          December 31,
                                                                      -------------------------------------------------------
                                                                      1989        1990        1991        1992         1993
                                                                      ----        ----        ----        ----         ----
                                                                                          (in millions)
  Reserves:
    Ore reserves--dry metric tons...............................      256.4       445.7       768.0       733.2       1,074.1
    Copper--recoverable pounds..................................      8,300      13,900      21,800      20,900        26,800
    Gold--recoverable ounces....................................        8.1        19.5        32.4        32.1          39.1

     During 1993, PT-FI completed, within budget and ahead of schedule, the production facilities designed to enable it to mine and mill at least 66,000 metric tons* of ore per day ("MTPD"). Average mill throughput during 1993 was 62,300 MTPD, an increase of 63% from the average level of ore milled in 1991. Additionally, PT-FI has begun work on a further expansion to 115,000 MTPD which is expected to be completed by year-end 1995 and to result in annual production rates approaching 1.1 billion pounds of copper and 1.5 million ounces of gold. Expansion from the current 66,000 MTPD to 115,000 MTPD is projected to require an investment of approximately $685 million (of which approximately $120 million had been spent through December 31, 1993), excluding the capital required for the Enhanced Infrastructure Project (as defined below) and other infrastructure improvements.

- --------------------
As used herein, ``ton'' refers to a metric ton, which is equivalent to 2,204.62 pounds on a dry weight basis.

     Freeport-McMoRan Inc. ("FTX") currently owns approximately 70% of FCX's outstanding common stock. FCX directly owns 81.28% of PT-FI's outstanding common stock. Of the remaining 18.72% of the outstanding PT-FI common stock, 9.36% is owned by the Indonesian Government and 9.36% is owned by an Indonesian corporation, P.T. Indocopper Investama Corporation ("PT-II"), in which FCX owns a 49% interest.

                 The Enhanced Infrastructure Project and AFIC

     The location of PT-FI's operations in a remote and undeveloped area
requires that such operations be virtually self-sufficient.   PT-FI's
infrastructure in Irian Jaya currently includes an airport, a heliport, a 119 kilometer road with bridges and tunnels, an aerial service tramway to transport personnel, equipment and supplies to the mines, a hospital and two town sites with schools, housing and other required facilities sufficient to support approximately 12,000 persons.

     PT-FI has commenced a long-term program (the "Enhanced Infrastructure Project" or "EIP"), the goal of which is to develop and promote the growth of local activities and enterprises in Irian Jaya through the creation of certain necessary physical support facilities. The full Enhanced Infrastructure Project includes plans for various commercial, residential, educational, retail, medical, recreational, environmental and other infrastructure facilities to be constructed during the next 10 to 20 years, which facilities would be available for PT-FI's workforce and others. In connection with the expansion of PT-FI's mining and processing facilities to 115,000 MTPD, the first phase of the Enhanced Infrastructure Project is being implemented. This first phase envisages the construction of dwelling units and related power, water and waste disposal systems, a light industrial park and new small business development facilities, improvements to the port and airport facilities, an 84-room guest house with dining, recreational and meeting facilities near the airport and other general infrastructure facilities.

     AFIC was formed in 1993 principally to purchase and operate certain existing infrastructure assets and new EIP assets. P.T. ALatieF Nusakarya Corporation ("ALatieF"), which is one of an affiliated group of corporations (the "ALatieF Group"), owns 66.7% and PT-FI owns 33.3% of AFIC's capital stock. ALatieF Group is one of the largest Indonesian retail and property management groups. Pursuant to the Joint Venture Agreement between ALatieF and PT-FI (the "Joint Venture Agreement"), PT-FI has agreed to sell to AFIC new EIP assets and existing infrastructure assets at an aggregate price of $270 million through 1995. The first acquisition, principally consisting of dormitory-style residential properties and associated food service facilities, was completed in December 1993 for a purchase price of $90 million. This acquisition was financed, and future acquisitions will be financed, with the proceeds of indebtedness in a principal amount equal to two-thirds of the acquisition cost and equity contributions equal to one-third of the
acquisition cost.   See "Business of the Issuer--AFIC".  AFIC currently
anticipates acquiring approximately $45 million of EIP assets in each of June and December 1994, although the timing and amount of such purchases may change. These assets are expected to consist principally of a guest house and additional residential properties. The acquisitions which are anticipated for 1994 and later are subject to the execution of definitive agreements and certain Indonesian Government approvals. Depending on the long-term growth of PT-FI's operations, the total cost of the EIP, including subsequent phases,
could range between $500 million and $600 million.    Indonesian laws or
regulations may require that certain EIP assets that would otherwise be sold to AFIC be held by a separate entity. Accordingly, one or more affiliated entities having similar equity ownership and capital structure to AFIC (each, an "Infrastructure Affiliate") may be organized to acquire and operate such assets.


     If the Issuer receives a favorable ruling from the Netherlands banking authorities, the net proceeds of the Guaranteed Notes will be loaned by the Issuer to AFIC and one or more Infrastructure Affiliates to provide the balance of the debt funding required for the purchases of the first $270 million of infrastructure assets from PT-FI. PT-FI has agreed to reimburse the Issuer for the underwriting discount and expenses associated with the issuance of these Guaranteed Notes so that the net proceeds to the Issuer from the issuance of the Guaranteed Notes are expected to equal the offering price thereof. AFIC and each Infrastructure Affiliate will issue one or more promissory notes (the "Underlying Notes") to the Issuer in an aggregate principal amount equal to the principal amount of loans by the Issuer to such entity. PT-FI will enter into one or more agreements with AFIC and any Infrastructure Affiliate (each, a "Master Services Agreement") pursuant to which PT-FI will compensate AFIC or such Infrastructure Affiliate for the use and occupancy of the infrastructure assets purchased by such entity with the proceeds of the Guaranteed Notes. The Master Services Agreements will provide for minimum payments by PT-FI thereunder in an aggregate amount sufficient to satisfy the reasonable costs and expenses of AFIC or such Infrastructure Affiliate, including, without limitation, principal of, interest on and any Underlying Additional Amounts (as defined below) payable with respect to, the Underlying Notes. PT-FI has expressly agreed that all amounts required to be paid with respect to AFIC's outstanding debt, the Underlying Notes and any Master Services Agreement will be deemed to be "reasonable" for this purpose; however, if AFIC or any Infrastructure Affiliate incurs "unreasonable" expenses, PT-FI's covenant would not require reimbursement in respect of those amounts, with the effect that AFIC or such Infrastructure Affiliate, after paying those expenses, would be left with insufficient funds to make required payments on the Underlying Notes. Each Master Services Agreement will have a term of 120 days beyond the final payment of the Guaranteed Notes. See "Business of the Issuer--Master Services Agreements." The rights of AFIC and any Infrastructure Affiliate under the Master Services Agreements to the payment of fees for the use of such infrastructure assets and to amounts paid with respect to obligations under the Underlying Notes will be pledged to secure the obligations of AFIC and such Infrastructure Affiliate to the Issuer under the Underlying Notes. The Guaranteed Notes, however, will not be secured by any infrastructure assets or the Underlying Notes. See "Description of the Guaranteed Notes--Application of Proceeds Under Indenture."


Ownership Structure

(GRAPHIC A)
(SEE APPENDIX A FOR DESCRIPTION OF GRAPHIC MATERIAL)


     This structure assumes that the proceeds of the offering are lent to AFIC or an Infrastructure Affiliate. See ``Use of Proceeds''.


     The Issuer's principal executive office is located at Building "Coolse Poort", Coolsingel 139, 9th Floor, 3012 AG Rotterdam, The Netherlands and its telephone number is 011-31-10 402-4323. FCX's principal executive office is located at First Interstate Bank Building, One East First Street, Suite 1600, Reno, Nevada 89501 and its telephone number is (702) 688-3000.

                              Recent Developments

Issuance of Gold-Denominated Preferred Stock

     On January 21, 1994, FCX issued 4,305,580 Depositary Shares, Series II, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II, in an underwritten public offering. The net proceeds of $158.5 million are being used by PT-FI to fund capital expenditures associated with the expansion of mining and milling activities and to reduce borrowings under the PT-FI Credit Agreement (as defined below), thereby increasing the facility's availability for general corporate purposes. For a brief description of the terms of the Gold-Denominated Preferred Stock, see "Description of FCX Preferred Stock and Special Preference Stock -- Gold-Denominated Preferred Stock."

Redemption of Zero Coupon Notes

     Effective January 18, 1994, FCX redeemed its outstanding Zero Coupon Exchangeable Notes due 2011 (the "Zero Coupon Notes"). Of the $118.6 million principal amount of Zero Coupon Notes outstanding at the initiation of the call for redemption, $118.3 million principal amount was converted into an aggregate of approximately 6.7 million shares of FCX's Class A Common Stock. The balance of the Zero Coupon Notes was redeemed for cash.

Purchase of Interest in RTM

     In March 1993, FCX acquired a 65% interest in RTM, which is principally engaged in the smelting and refining of copper in Spain, for approximately $50 million, excluding transaction costs. In December 1993, RTM redeemed the remaining 35% interest for approximately $19 million. RTM has announced plans to expand its smelter production capacity from its current 150,000 metric tons of metal per year to approximately 180,000 metric tons of metal per year by mid-1995 at a cost of approximately $50 million. RTM is studying further expansion to as much as 270,000 metric tons of metal production per year. During 1993, PT-FI supplied RTM with approximately 90,000 metric tons of copper concentrate and is expected to supply approximately 150,000 metric tons in 1994, providing for approximately 20% and 33%, respectively, of RTM's requirements in those years. Beginning in 1996, PT-FI is expected to provide the RTM smelter with approximately one-half of its copper concentrate requirements. For further information concerning RTM, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and FCX's Current Report on Form 8-K dated January 7, 1994, as amended on April 7, 1994 (which includes financial information for the nine months ended September 30, 1993 as if RTM had been consolidated since March 31, 1993).

Recent Infrastructure Developments

     In December 1993, PT-FI announced the execution of a Letter of Intent with Duke Energy Corp. ("Duke Energy"), a wholly owned affiliate of Duke Power Company, and PowerLink Corporation ("PowerLink"), a subsidiary of Northstar Energy Corporation, pursuant to which PT-FI would sell its existing and to be constructed power generation and transmission assets and certain other power-related assets to a joint venture (the "Power Joint Venture") whose ownership consists of Duke Energy (30%), PowerLink (30%), PT-FI (30%) and an Indonesian investor (10%). The total value of the transaction is estimated at $200 million and is expected to be concluded in two phases. The first sale, representing the existing assets, is expected to exceed $100 million and to occur in mid-1994. The final sale, representing the to-be-constructed expansion-related assets, is expected to occur during the first half of 1995. Under the agreement, the Power Joint Venture will own these assets and be responsible for providing the electrical power services required by PT-FI at its mining, milling and support operations in Irian Jaya, including the power services required for the expansion of ore throughput to 115,000 MTPD. PT-FI has also entered into two separate letters of intent with respect to sales to joint ventures of certain aircraft, airport and related operations and certain port facilities and related marine logistics, construction equipment and other assets. These transactions are subject to the execution of definitive agreements, financing and certain Indonesian Government approvals. See "Business of FCX--Transportation, Other Infrastructure and Recent Infrastructure Developments."

                                 The Offering


Securities Offered.............   $120,000,000 aggregate principal amount of
                                  9 3/4% Senior Notes Due 2001.



Interest Payment Dates.........   October 15 and April 15, commencing
                                  October 15, 1994.


Guaranty.......................   Payment of principal, premium, if any,
                                  Additional Amounts, if any, and interest on the Guaranteed Notes and any obligation to repurchase Guaranteed Notes following a
                                  Repurchase Event or pursuant to an Asset
                                  Disposition Offer will be unconditionally guaranteed on a senior basis by FCX.


Optional Redemption............   The Guaranteed Notes are not redeemable
                                  at the option of the Issuer or FCX,
                                  except as described under ``Tax Redemption'' below.


Sinking Fund...................   None.

Withholding Tax................   There is currently no United States,
                                  Netherlands or Indonesian withholding tax applicable to payments on the Guaranteed
                                  Notes. If any such withholding tax is
                                  imposed in the future, subject to certain exceptions, the Issuer will pay Additional
                                  Amounts so that the net amount received by the holder of a Guaranteed Note after such withholding will be equal to the amount that would have been received if no tax had been applicable. See "Description of the
                                  Guaranteed Notes--Maturity, Interest and
                                  Principal." Any reference in this Prospectus to principal, premium or interest with respect to any Guaranteed Note shall be deemed to include any such Additional
                                  Amounts payable in connection therewith.

Tax Redemption.................   Upon the occurrence of certain changes with
                                  respect to United States, Netherlands or Indonesian tax law requiring Additional
                                  Amounts to be paid by the Issuer or an
                                  increase in the Underlying Additional
                                  Amounts (as defined below) to be paid by PT-FI, AFIC or any Infrastructure Affiliate with respect to the PT-FI Note or the Underlying Notes, the Issuer may redeem the Guaranteed Notes, in whole but not in part, at 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption. See "Description of the
                                  Guaranteed Notes--Tax Redemption."

Assumption by FCX..............   FCX may at any time, in its sole discretion,
                                  assume all obligations of the Issuer in
                                  respect of the Guaranteed Notes and may be substituted for the Issuer in all respects, in which event the Issuer will be released from all obligations under the Guaranteed
                                  Notes and the indenture pursuant to which the Guaranteed Notes will be issued (the
                                  "Indenture").

Certain Covenants..............   The Indenture will restrict, among other
                                  things, the ability of FCX to incur liens on the capital stock of PT-FI without equally and ratably securing the Guaranteed Notes, to engage in certain transactions with affiliates and to merge with or consolidate with or into, or sell or otherwise transfer its properties and assets as an entirety.
                                  The Indenture will also require that the proceeds of certain Asset Dispositions be used to repay certain debt or be reinvested in natural resource businesses. All of these limitations are subject to a number of important qualifications, however. See
                                  "Description of the Guaranteed
                                  Notes--Certain Covenants."

Change of Control..............   Upon a Repurchase Event, each holder of the
                                  Guaranteed Notes may require FCX to
                                  repurchase such holder's Guaranteed Notes at 101% of the principal amount thereof plus accrued and unpaid interest and Additional
                                  Amounts, if any, to the date of repurchase.
                                  A "Repurchase Event" is defined to mean the occurrence of a Change of Control followed by a Rating Decline within 60 days of the first public announcement of such Change of Control. See "Description of the Guaranteed
                                  Notes--Repurchase in Event of Change of
                                  Control and Rating Decline."

Absence of Public Market.......   The Guaranteed Notes are a new issue of
                                  securities with no established trading
                                  market. Each of the Underwriters has advised the Issuer that it intends to act as a market maker for the Guaranteed Notes.
                                  However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Guaranteed
                                  Notes.

Listing........................   The Guaranteed Notes have been approved for
                                  listing on the New York Stock Exchange.


Use of Proceeds................   The net proceeds will be loaned initially
                                  to PT-FI on a senior unsecured basis
                                  and, assuming the Issuer receives
                                  a favorable ruling from the Netherlands
                                  banking authorities, ultimately to AFIC and one or more Infrastructure Affiliates for the purchase of infrastructure assets from PT-FI as part of the first phase of the EIP.
                                  If such Netherlands ruling is not
                                  obtained, the loan to PT-FI will remain
                                  in place.  See "Use of Proceeds."


Special Considerations.........   See "Special Considerations" for a
                                  discussion of certain factors that should be considered in connection with an investment in the Guaranteed Notes.


                          Summary FCX Financial Data

     The following Summary Financial Data are derived from the consolidated financial statements of FCX and should be read in conjunction with those statements. The income statement data for the three years ended December 31, 1993 and the balance sheet data as of December 31, 1993 and 1992 are derived from audited consolidated financial statements included and incorporated by reference herein. The income statement data for the years ended December 31, 1990 and 1989 and the balance sheet data as of December 31, 1991, 1990 and 1989 are derived from audited consolidated financial statements not included in this Prospectus.

                                                                 Years Ended December 31,
                                      ------------------------------------------------------------------------------
                                       1989              1990              1991              1992              1993
                                      ------            ------            ------            ------            ------
                                                               (in thousands, except ratios)
Income Statement Data:
 Revenues(1)........................$367,886          $434,148          $467,522          $714,315         $925,932
 Cost of sales:
 Site production and delivery....... 118,489           160,045           204,353           308,948           567,148
 Depreciation and amortization......  24,594            35,479            38,397            48,272            67,906
                                    --------          --------          --------          --------          --------
  Total cost of sales............... 143,083           195,524           242,750           357,220           635,054
                                    --------          --------          --------          --------          --------
 Exploration expenses...............     363             4,086             6,502            12,185            33,748
 Provision for restructuring
  charges...........................    --                --                --                --              20,795
 General and administrative
  expenses..........................  21,206            29,989            40,550            68,481            81,399
                                    --------          --------          --------          --------          --------
  Total costs and expenses.......... 164,652           229,599           289,802           437,886          770,996(2)
                                    --------          --------          --------          --------          --------
 Operating income................... 203,234           204,549           177,720           276,429           154,936(2)
 Minority interest.................. (17,415)          (13,726)          (12,199)          (31,075)           (9,134)
 Net income applicable to
  common stock......................  98,927            90,179            96,159(4)        122,868            21,862(3)
Ratio of Earnings to Fixed
  Charges(5):.......................   27.6x              9.2x              4.5x              6.5x              3.6x
Balance Sheet Data (at end of period):
  Net property, plant and
    equipment....................... 264,688           502,171           601,675           993,412         1,646,603
  Total assets...................... 415,072           676,727         1,157,615         1,694,005         2,116,653
  Long-term debt (including
    current portion thereof)........ 130,000           294,000           631,961           723,583           228,967
  Minority interest.................  19,632             8,899            14,237            21,449            46,781
  Gold-Denominated Preferred Stock..    --                --                --                --             232,620
  Stockholders' equity.............. 113,759           176,557           172,545           646,457           947,927
Other Financial Data:
  EBITDA(6)......................... 227,828           240,028           216,117           324,701           222,842(2)
  Depreciation and amortization.....  24,594            35,479            38,297            48,272            67,906
  Capital expenditures.............. 138,448           187,544           239,954           367,842           453,122
  Interest incurred(7)..............   7,261            21,761            39,727            42,871            39,846
  Ratio of EBITDA to
    interest incurred...............   31.4x             11.0x              5.4x              7.6x              5.6x

- ------------------
(1) Net of treatment charges, royalties to the Indonesian Government and amortization of the cost of the price protection program.

(2) Includes charges totaling $37.1 million ($14.7 million noncash) related to restructuring the administrative organization at FTX, the parent company of FCX, and adjustments to general and administrative expenses and site production and delivery costs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Includes the items discussed in Note 2 ($20.5 million after taxes and minority interest; $.10 per share) and a noncash charge of $9.9 million ($.05 per share) related to the changes in accounting principle as discussed in Note 1 of "Notes to Financial Statements."

(4) Reflects a $5.8 million reduction for the cumulative effect of the change in accounting for postretirement benefits and a $26.5 million reduction in PT-FI's income tax provision due to the signing of the New COW.

(5) For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, minority interest and fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest.

(6) Earnings before interest, taxes and depreciation and amortization (EBITDA) consists of operating income after non-recurring expenses ($37.1 million in 1993 as discussed in Note 2) plus depreciation and amortization. EBITDA should not be considered by an investor as an alternative to net income as an indicator of FCX's operating performance or to the information included in FCX's statement of cash flow and accompanying Management's Discussion and Analysis as a measure of liquidity.

(7) Includes interest expense plus capitalized interest.


                          Summary FCX Operating Data

                                                                 Years Ended December 31,
                                      ------------------------------------------------------------------------------
                                       1989              1990              1991              1992              1993
                                      ------            ------            ------            ------            ------
PT-FI Results(1)
Mill Operations:
  Ore milled--metric tons
    ("MT") per day..................  24,700            31,700            38,200            57,600            62,300
  Average copper grade..............    1.84%             1.61%             1.77%             1.59%             1.57%
  Grams of gold--per MT.............     .60               .98              1.23              1.35              1.46
Recoverable Metal Production(2):
  Copper--thousand pounds........... 317,400           361,800           466,700           619,100           658,400
  Gold--ounces...................... 139,000           284,000           420,800           641,000           786,700
Recoverable Metal Sales:
  Copper--thousand pounds........... 317,800           348,000           439,700           651,800           645,700
  Gold--ounces...................... 140,000           273,000           397,900           679,300           762,900
Average Realizations:
  Copper--per pound(3)..............$   1.24          $   1.20          $   1.01          $   1.03          $    .90
  Gold--per ounce...................  383.28            378.30            358.76            340.11            361.74
Gross Profit Per Pound of Copper:
Average realized price..............   123.6 Cents       120.4 Cents       101.1 Cents       103.3 Cents        90.4 Cents
                                     -------           -------           -------           -------           -------
Production Costs:
  Site production and delivery......    37.2              46.0              46.5              47.4              49.3
  Gold and silver credits...........   (20.3)            (32.0)            (34.0)            (36.2)            (43.4)
  Treatment charges.................    25.1              25.2              23.5              27.1              23.7
  Royalty on recoverable metals.....     3.4               3.1               2.4               2.4               1.5
                                     -------           -------           -------           -------           -------
    Cash production costs...........    45.4              42.3              38.4              40.7              31.1
  Depreciation and amortization.....     7.8              10.2               8.7               7.4               8.7
                                     -------           -------           -------           -------           -------
    Total production costs..........    53.2              52.5              47.1              48.1              39.8
                                     -------           -------           -------           -------           -------
  Revenue adjustments(4)............     0.4               0.7              (2.9)             (0.4)             (2.4)
                                     -------           -------           -------           -------           -------
Gross profit per pound..............    70.8 Cents        68.6 Cents        51.1 Cents        54.8 Cents        48.2 Cents
                                     =======           =======           =======           =======           =======
RTM Results (since March 1993 acquisition)
 Smelter operations:
  Concentrate treated--MT...........                                                                         330,200
  Anode production--MT..............                                                                         135,800
  Cathode production--MT............                                                                         103,100
 Gold operations:
  Ore milled--MTPD..................                                                                          17,900
  Grade--grams per MT...............                                                                            1.05
  Production--recoverable ounces....                                                                         132,500
  Average realized price............                                                                        $ 369.06

- ------------------
(1) Mill operations, recoverable metal production, recoverable metal sales and average realizations reflect 100% of PT-FI's results and have not been adjusted for the minority ownership in PT-FI.

(2) Derived by multiplying total annual mill throughput in tons times grade times recovery percentage times a recoverable factor of .965 for copper and .963 for gold and multiplying the product by 2,204.62 (in the case of copper) or dividing the product by 31.1035 (in the case of gold).

(3) Includes amounts recognized on current period sales under the price protection program. Excludes the adjustments discussed in Note 4.

(4) Reflects adjustments primarily for prior period concentrate sales contractually priced (net of related amounts recognized under the price protection program) or adjusted during the respective periods. In addition, for periods subsequent to the year ended December 31, 1990, reflects amortization of the cost of PT-FI's price protection program for such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            SPECIAL CONSIDERATIONS

     An investment in the Guaranteed Notes involves certain risks. Accordingly, prospective investors should consider carefully the following special considerations, in addition to the other information concerning FCX and the Issuer and their business contained in this Prospectus, before purchasing the Guaranteed Notes offered hereby.

 FCX

  Prices of Minerals

     Because FCX's revenues are derived almost entirely from the sale of concentrates containing copper, gold and silver by PT-FI, FCX's earnings are directly related to market prices for copper, gold and, to a lesser extent, silver. Prices for such minerals have historically fluctuated widely and are affected by numerous factors beyond FCX's control. A price protection program has been implemented for estimated copper sales priced during 1994 at a price of $.90 per pound. During the fourth quarter of 1993, copper prices averaged significantly below $.90 per pound.

  Location and Industry Risks

     The current mining area, most of the new 6.5 million acre exploration area and the Eastern Mining Area, are located in steeply mountainous terrain, which makes access to certain parts of these areas difficult. These areas are subject to considerable rainfall, which has in the past led to periodic floods and mud slides. The mining area is located in an area of known seismic activity, and some earth tremors have been experienced from time to time.
None of these factors has caused personal injury to FCX employees or significant property damage not covered by insurance or any significant interruptions to production, although no assurance can be given that delays, injury or damage will not occur in the future. The climate and remoteness of the area have required PT-FI to overcome special engineering difficulties. PT-FI is also subject to the usual risks encountered in the mining industry, including unexpected geological conditions resulting in cave-ins, flooding and rock-bursts and unexpected changes in rock stability conditions. FTX purchases, for the benefit of PT-FI, substantial insurance involving such amounts and types of coverage as it believes are appropriate for PT-FI's exploration, development, mining and processing activities in Indonesia.

  Political Factors

     Maintaining its good relationship with the Indonesian Government is of particular importance to PT-FI because its operations are located solely in Indonesia. The Indonesian Government currently owns 9.36% of PT-FI's outstanding common stock. PT-FI operates in Indonesia by virtue of the New COW, which has a 30-year term and provides for two 10-year extensions under certain conditions. The 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy, provides basic guaranties of remittance rights and protection against nationalization, a framework for incentives and some basic rules as to other rights and obligations of foreign investors. PT-FI's rights and obligations relating to taxes, exchange controls, repatriation and other matters are governed by the New COW, which was concluded pursuant to the 1967 Foreign Capital Investment Law.

     Indonesia has a presidential republic system of government.   Elections
for the Indonesian Parliament and the office of President are held every five years. President Suharto, who assumed power following an attempted communist coup, was reelected in March 1993 to serve a sixth consecutive five-year term.

  Reserves

     With respect to PT-FI's reserves, it should be noted that such quantities are estimates only. The mines from which PT-FI's reserves are presently being or are expected to be produced may not conform to geological or other expectations with the result that the volume and grade of reserves recovered and the rates of production may be more or less than anticipated. Further, market price fluctuations in copper, gold and, to a lesser extent, silver, and changes in operating and capital costs may render certain ore reserves uneconomic to develop. No assurance can be given that PT-FI's exploration programs will result in the replacement of current reserves with new reserves.

  Relationship of FCX and FTX

     FTX currently owns approximately 70% of the combined total outstanding shares of FCX's Class A Common Stock and Class B Common Stock. Through this ownership, FTX has control over FCX, and through FCX, over PT-FI. FTX thus controls the composition of the Board of Directors of FCX and the Board of Commissioners of PT-FI and the dividend policies of both and also has sufficient voting control under Delaware law to effect major corporate actions at FCX such as "going private" transactions and mergers without the concurrence of other stockholders. Among the various companies owned or controlled by FTX, it is intended that FCX and its subsidiaries will have priority with respect to the exploration, development and mining of copper and associated minerals in Indonesia. However, if any conflict of interest arises between FCX or one of its subsidiaries and another company owned or controlled by FTX relating to business opportunities in Indonesia, FTX will resolve such dispute. In addition, FCX and PT-FI are parties, with FTX, to a Management Services Agreement, pursuant to which FTX provides a variety of management services to FCX and PT-FI. Under the terms of this Agreement, FCX and PT-FI reimburse FTX on a monthly basis at FTX's cost for such services, including allocated overhead. In addition, FTX is a party to a credit agreement, pursuant to which, under certain circumstances, FTX might be required to pledge the stock of FCX owned by FTX and its affiliates to secure its
outstanding borrowings under such credit agreement.   See "Relationship of the
FCX Group with the FTX Group" and Note 7 of "Notes to Financial Statements."

     FCX made payments to FTX pursuant to the Management Services Agreement of $44.9 million and $49.0 million (excluding $10.7 million of restructuring costs) and paid dividends to FTX of $85.4 million and $85.9 million in 1992 and 1993, respectively.

  Environmental Matters

     Although the management of FCX believes that it is in compliance with Indonesian environmental laws, rules and regulations, and that there will be no significant adverse impact on the environment as a result of the planned expansion of its operations, the Indonesian Government may revise its environmental laws and regulations periodically. The impact, if any, of such possible revisions on FCX's current or future operations cannot be accurately predicted. In February 1994, the Indonesian Government approved an environmental impact study, submitted by PT-FI, with respect to the proposed expansion of copper production to 115,000 MTPD.

  Holding Company Structure

     FCX is a holding company which conducts its business through its subsidiaries PT-FI, RTM and Eastern Mining. As a result, FCX's cash flow and consequent ability to meet its debt obligations are primarily dependent upon the earnings of its subsidiaries, and on dividends and other payments therefrom. Any right of FCX to participate in any distribution of the assets of its subsidiaries upon the liquidation, reorganization or insolvency thereof would, with certain exceptions, be subject to the claims of creditors (including trade creditors) and preferred stockholders, if any, of such subsidiaries.

  Fraudulent Conveyance Considerations

     FCX has guaranteed the payment of principal of, premium, if any, Additional Amounts, if any, and interest on the Guaranteed Notes. It is possible, however, that under certain circumstances a court could hold that the direct obligations of FCX to any other direct creditor of FCX could be superior to the obligations under the Guaranty. In addition, it is possible that the amount for which FCX is liable under such Guaranty would be limited or subject to avoidance by application of fraudulent conveyance laws and other similar legal principles. If any of the obligations of FCX with respect to the Guaranty are held unenforceable, as a fraudulent conveyance or otherwise, claims of creditors of FCX effectively will have priority with respect to the assets and earnings of such companies over the claims of the holders of the Guaranteed Notes. Although the standards will vary depending upon the law of the jurisdiction applied, in general, if a court were to find that at the time of the issuance of the Guaranty, FCX issued the Guaranty with the intent of defrauding creditors or received less than fair consideration or reasonably equivalent value for issuing the Guaranty and among other things, was insolvent or rendered insolvent by reason of issuing the Guaranty, was engaged in a business for which its remaining assets constituted unreasonably small capital, or was acting with the intent or belief that it would incur debts beyond its ability to repay such debts as they matured (as the foregoing terms are defined or interpreted under applicable federal and state bankruptcy and fraudulent conveyance statutes), then such court could avoid the payment of amounts by FCX pursuant to the Guaranty and require the return of such payments to FCX. The Guaranty could also become equitably subordinated to general creditors of FCX or could, under certain circumstances, be invalidated. Management of FCX believes that, after giving effect to the application of the proceeds from the Offering, FCX would not be considered insolvent at the time of the issuance of the Guaranty or rendered insolvent by reason of such issuance, would not be considered to be engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business and would not be considered to intend to incur, or believe that it would incur, debts beyond its ability to pay such debts as they mature.

The Issuer

  Dependence Upon PT-FI for Revenues from Infrastructure Assets


     The Issuer will obtain funds to service the Guaranteed Notes from payments from PT-FI, AFIC and any Infrastructure Affiliate in respect of advances made to such entities by the Issuer with the net proceeds of the Guaranteed Notes. The Underlying Notes will be secured by a pledge of certain rights of AFIC and any Infrastructure Affiliate under their respective Master Services Agreements. See "Business of the Issuer--Master Services
Agreements." The Guaranteed Notes, however, will not be secured. AFIC and any Infrastructure Affiliate will be dependent upon revenues from PT-FI for use and occupancy of the infrastructure assets of AFIC and such Infrastructure Affiliate under the Master Services Agreements in order to service the Underlying Notes. These infrastructure assets are located in a remote and undeveloped area, are designed to support PT-FI's mining activities and are generally not suitable for alternative uses. Accordingly, the performance of AFIC and any Infrastructure Affiliate is largely dependent upon the performance of PT-FI.


  Certain Infrastructure Properties Not Yet Identified


     Certain of the infrastructure assets that are planned to be sold to AFIC have not yet been built. No assurance can be given that such assets will be built in a timely manner. In addition, if the aggregate audited cost of construction of the infrastructure assets to be sold to AFIC by PT-FI pursuant to the Joint Venture Agreement is less than $270 million, PT-FI has agreed to make available additional assets for purchase, with the approval of ALatieF, so that the aggregate audited construction cost of the assets sold is not less than $270 million. Accordingly, certain of the assets that may be acquired by the Issuer have not yet been identified. Nevertheless, the Joint Venture Agreement provides that fees payable by PT-FI and third parties to AFIC for use of such assets must be sufficient to provide specified minimum returns on the shareholders' investments. See "Business of the Issuer." The proceeds of this Offering will initially be loaned by the Issuer to PT-FI by means of a promissory note issued to the Issuer (the "PT-FI Note") pending receipt of a Netherlands regulatory approval by the Issuer. If such approval is received, such proceeds will be used to fund the acquisition of infrastructure assets by AFIC or one or more Infrastructure Affiliates. See "Use of Proceeds." There can be no assurance that such Netherlands approval will be obtained, and if it is not obtained, the loan to PT-FI will remain in place. In addition, there can be no assurance that any such infrastructure assets will be acquired or that such proceeds will be loaned to AFIC or one or more Infrastructure Affiliates.


  Sources of Capital

     ALatieF and PT-FI have committed to subscribe for additional shares of capital stock of AFIC in the aggregate amounts of $40 million and $20 million, respectively. These obligations are not secured. Any delay or default by ALatieF in funding its equity commitments could delay or prevent the transfer of some or all of the infrastructure assets proposed to be acquired by AFIC from PT-FI. See "Business of the Issuer -- AFIC." Pending any such transfer, PT-FI would continue to be obligated on the PT-FI Note, with respect to net proceeds of this Offering previously loaned by the Issuer to PT-FI and not theretofore repaid. See "Description of the Guaranteed Notes--Application of Proceeds under Indenture."

  Lack of Public Market for the Guaranteed Notes

     There is no existing market for the Guaranteed Notes. The Guaranteed Notes have been approved for listing on the New York Stock Exchange, but there can be no assurance as to the liquidity of any market that may develop for the Guaranteed Notes, the ability of holders of the Guaranteed Notes to sell their Guaranteed Notes or the price at which such holders would be able to sell their Guaranteed Notes. If such market were to develop, the Guaranteed Notes could trade at prices that may be lower than the initial offering price thereof, depending on many factors, including prevailing interest rates, FCX's operating results and markets for similar debt securities. The Underwriters have advised FCX that they currently intend to make a market in the Guaranteed Notes. However, they are not obligated to do so, and any market making with respect to the Guaranteed Notes may be discontinued at any time without notice.

     Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Guaranteed Notes. There can be no assurance that the market for the Guaranteed Notes will not be subject to similar disruptions.

                                USE OF PROCEEDS


     The proceeds from the sale of the Guaranteed Notes, approximately $120 million, will be loaned by the Issuer initially to PT-FI and, assuming the Issuer receives a favorable ruling from the Netherlands banking authorities, ultimately to AFIC and one or more Infrastructure Affiliates. The Issuer intends to apply for a ruling from the Netherlands banking authorities that the Issuer will not be deemed to be a "credit institution" by virtue of its making loans to AFIC or any Infrastructure Affiliate.
In the event that the approval of the Netherlands banking authorities is not received, the loan of the proceeds to PT-FI will remain in place.
PT-FI has agreed to reimburse the Issuer for the underwriting discount and expenses associated with the issuance of the Guaranteed Notes. The proceeds of any loan to AFIC or any Infrastructure Affiliate will be used by AFIC or such Infrastructure Affiliate, together with the proceeds of equity subscriptions by the stockholders of AFIC and any such Infrastructure Affiliate, to purchase infrastructure assets from PT-FI having an aggregate purchase price of $180 million. The proceeds of the loan to PT-FI will be used for general corporate purposes, including funding of capital expenditures associated with the expansion of its mining and milling activities and the development of infrastructure assets. In addition, all or a portion of such proceeds may be loaned by PT-FI to AFIC or one or more Infrastructure Affiliates for use as described above.


                              FCX CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of FCX at December 31, 1993 and as adjusted to reflect (i) the sale of the Guaranteed Notes offered hereby and the application of the net proceeds thereof, (ii) the sale in January 1994 of 4,305,580 Depositary Shares, Series II, each representing 0.05 shares of Gold-Denominated Preferred Stock, Series II, and the application of the net proceeds thereof and (iii) the call for redemption of the Zero Coupon Notes and the issuance of approximately 5.8 million shares of Class A Common Stock upon conversion thereof.



                                                                                        December 31, 1993
                                                                                 --------------------------------
                                                                                   Actual           As Adjusted(1)
                                                                                 -----------         ------------

                                                                                          (in thousands)
Cash and short-term
investments...................................................................     $  13,798            $ 275,283
                                                                                  ==========           ==========
RTM short-term borrowings.....................................................     $  31,692            $  31,692
Current portion of RTM gold and silver denominated loans(2)...................        13,774               13,774
Current portion of long-term debt.............................................         3,325                3,325
                                                                                  ----------           ----------
    Total current debt........................................................        48,791               48,791
                                                                                  ----------           ----------
RTM notes payable to banks....................................................         2,049                2,049
Note payable to FTX...........................................................        12,270               12,270
PT-FI bank loan...............................................................        13,000                   --
RTM gold and silver denominated loans(2)......................................        25,510               25,510
AFIC medium-term bank loan....................................................        57,000               57,000
Guaranteed Notes offered hereby...............................................          --                119,876
Zero Coupon Exchangeable Notes due 2011.......................................       102,039                   --
                                                                                  ----------           ----------
    Total long-term debt......................................................       211,868              216,705
                                                                                  ----------           ----------
Minority interest.............................................................        46,781               62,328
                                                                                  ----------           ----------
Gold-Denominated Preferred Stock represented by depositary
  shares, issued and outstanding 300,000 shares...............................       232,620              232,620
Gold-Denominated Preferred Stock, Series II, represented by depositary
  shares, Series II, issued and outstanding 215,279 shares, as adjusted.......          --                167,380
                                                                                  ----------           ----------
                                                                                     232,620              400,000
                                                                                  ----------           ----------
Stockholders' equity:
Preferred Stock, par value $0.10, 2,000,000 shares authorized:
  Step-Up Convertible Preferred Stock represented by depositary
    shares, issued and outstanding 700,000 shares(3)..........................       350,000              350,000
Special Stock, par value $0.10, 110,000,000 shares authorized:
  Special Preference Stock represented by depositary shares,
    issued and outstanding 26,400,000 shares..................................       224,400              224,400
  Class A Common Stock, issued and outstanding 58,022,582 shares
    actual; 63,803,313 shares, as adjusted(4).................................         5,802                6,380
Class B Common Stock, par value $0.10, authorized 200,000,000
  shares, issued and outstanding 142,129,602 shares...........................        14,213               14,213
Capital in excess of par value................................................       334,166              426,456
Cumulative foreign translation adjustment.....................................       (10,012)             (10,012)
Retained earnings.............................................................        29,358               29,358
                                                                                  ----------           ----------
    Total stockholders' equity................................................       947,927            1,040,795
                                                                                  ----------           ----------
Total capitalization..........................................................    $1,487,987           $1,768,619
                                                                                  ==========           ==========

- ------------------
   (1) Does not include adjustments for dividends paid on February 1, 1994 totaling $30.8 million for Common Stock and $10.4 million for Preferred Stock. Assumes estimated underwriting discount and expenses in connection with the Offering of approximately $3.6 million.

   (2) Payable with 107,800 ounces of gold, 36,800 ounces within one year, and 953,100 ounces of silver, 423,600 ounces within one year, which are carried at the market prices of gold ($331.70 per ounce) and silver ($3.70 per ounce), respectively, at the date of acquisition.

   (3) In addition to the 515,279 currently outstanding shares of Gold-Denominated Preferred Stock.

   (4) Does not include (a) approximately 9.1 million shares of Class A Common Stock authorized for issuance upon conversion of the Company's Special Preference Stock, or (b) approximately 11.6 million shares of Class A Common Stock authorized for issuance upon conversion of the Step-Up Convertible Preferred Stock.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Ore Reserve Addition and Ongoing Exploration Program

     Total estimated proved and probable recoverable reserves at PT-FI have increased since December 31, 1992 by 5.9 billion pounds of copper (a 28% increase), 7.0 million ounces of gold (a 22% increase), and 32.0 million ounces of silver (a 72% increase), bringing PT-FI's total year-end 1993 estimated proved and probable recoverable reserves to 26.8 billion pounds of copper, 39.1 million ounces of gold and 76.7 million ounces of silver. The increases, net of production during the year, were added primarily at the Grasberg deposit, but also include additions at PT-FI's underground mine at the DOZ deposit and the recently discovered Big Gossan deposit.

     In addition to continued delineation of the Grasberg deposit and other deposits including Big Gossan, PT-FI is proceeding with its ongoing exploration program for mineralization within the original mining area. During 1993, PT-FI initiated helicopter-supported surface drilling of the Wanagon gold/silver/copper prospect, located approximately 2 kilometers northwest of Big Gossan and approximately 3 kilometers southwest of Grasberg, where seven holes were drilled. Significant copper mineralization has been encountered below the 2,900 meter elevation.

     Preliminary exploration of the New COW Area has indicated numerous promising targets. Extensive stream sediment sampling within the new acreage has generated analytical results which are being evaluated. This sampling program, when coupled with regional mapping completed on the ground and from aerial photographs, has led to the outlining of over 50 exploration targets. PT-FI has also completed a fixed-wing air-magnetometer survey of the entire New COW Area. Detailed follow-up exploration of these anomalies by additional mapping and sampling and through the use of both aerial and ground magnetic surveys is now in progress. Systematic drilling of these targets has already commenced with significant mineralization being discovered at several prospects. Additional drilling is required to determine if any of these are commercially viable. Initial surface and stream sampling has also begun on the Eastern Mining Area.

1993 Results of Operations Compared with 1992

     After discussions with the staff of the Securities and Exchange Commission (the "Commission"), FCX is reclassifying certain expenses and accruals previously recorded in 1993 as restructuring and valuation of assets. In response to inquiries, FCX advised the staff of the Commission that $15.5 million originally reported as restructuring and valuation of assets represented the cumulative effect of changes in accounting principle resulting from the adoption of the new accounting policies that FCX considered preferable. See Note 1 of "Notes to Financial Statements".
FCX also informed the staff of the Commission of the components of other charges included in the amount originally reported as restructuring and valuation of assets. FCX concluded that the reclassification and the related supplemental disclosures more accurately reflect the nature of these charges to 1993 net income in accordance with generally accepted accounting principles. These reclassifications had no impact on net income or net income per share.

     FCX reported 1993 net income applicable to common stock of $21.9 million ($.11 per share) compared with net income of $122.9 million ($.66 per share) for 1992. The results for 1993 reflect (a) a $15.7 million loss for RTM since its acquisition and (b) charges totaling $52.6 million ($30.4 million to net income or $.15 per share), of which $28.3 million was noncash, related to (1) restructuring the administrative organization at FTX, the parent company of FCX, (2) adjustments to general and administrative expenses and site production and delivery costs discussed below, and (3) changes in accounting principle. As discussed further below, operating income was lower in 1993 due to a lower gross margin resulting primarily from lower copper realizations; higher exploration expenses; administrative restructuring costs, and higher general and administrative costs. Also impacting net income were lower interest expense resulting from reduced debt levels, a higher effective tax rate and an increase in preferred dividends. See Notes 1 and 6 of "Notes to Financial Statements."

     Revenues in 1993 increased as a result of the acquisition of RTM, adding sales of copper cathodes and anodes ($204.9 million), gold bullion ($57.4 million), and other byproducts ($26.1 million). Excluding RTM, revenues declined 4% when compared to 1992. Copper price realizations, taking into account PT-FI's $.90 per pound price protection program, were 12% lower than in 1992, but gold price realizations were up 6%. Although ore production averaged 62,300 MTPD in 1993 (8% higher than in 1992), copper sales volumes decreased slightly from 1992 primarily because of sales from inventory in 1993. Gold sales volumes in 1993 benefited from significantly higher fourth-quarter 1993 gold grades (a 46% increase over fourth-quarter 1992 and a 38% increase over third-quarter 1993), which are not anticipated to continue in 1994, and an increase in gold recovery rates for the year, which improve with higher gold grades. See "Summary FCX Operating Data."

     A reconciliation of revenues from 1992 to 1993 is presented below (in millions):


Revenues -- 1992....................................    $714.3
RTM revenues........................................     288.4
Elimination of intercompany sales...................     (47.7)
Concentrate:
  Price realizations:
    Copper..........................................     (84.7)
    Gold............................................      14.7
  Sales volumes:
    Copper..........................................      (5.5)
    Gold............................................      30.2
  Treatment charges.................................      23.6
  Adjustments to prior year concentrate sales.......     (13.0)
  Other.............................................       5.6
                                                        ------
Revenues -- 1993....................................    $925.9
                                                        ======

     Revenues in 1993 also benefited from a decline in treatment charges of 3.4 cents per pound from 1992 resulting from a tightening in the concentrate market, as the industry's inventories were reduced for much of 1993. Additionally, lower copper prices led to lower treatment charges since these charges vary with the price of copper.

         Adjustments to prior year concentrate sales include changes in prices on all metals for prior year open sales as well as the related impact on treatment charges. Open copper sales at the beginning of 1993 were recorded at an average price of $1.04 per pound, but subsequently were adjusted downward as copper prices fell during the year, negatively impacting 1993 revenues. As of December 31, 1993, 213.4 million pounds of copper remained to be contractually priced during future quotational periods. As a result of PT-FI's price protection program, discussed below, these pounds are recorded at $.90 per pound. The copper price on the London Metal Exchange ("LME") was $.84 per pound on February 1, 1994.

         In June 1993, two of PT-FI's four mill level ore passes caved, resulting in a blockage of a portion of the ore pass delivery system. The blockage's primary effect was to limit mill throughput to approximately 40,700 MTPD for approximately eight weeks. The impact of the blockage was minimized by using an ore stockpile adjacent to the mill and installing conveyors to alternative ore pass systems. The ore pass blockage has been rectified through the temporary use of alternative delivery systems and by-passes. A permanent delivery system is expected to be in service by mid-1994. The copper recovery rate for 1993 was adversely affected because the ore milled from the stockpile contained higher than normal oxidized copper, which yields lower copper recoveries. PT-FI's insurance policies are expected to cover the property damage and business interruption claims relative to the blockage.

         PT-FI's unit site production and delivery costs, excluding the $10.0 million charge discussed below, increased slightly from 1992 primarily as a result of costs incurred in connection with the ore pass blockage and an increase in production overhead costs related to expansion activities. Unit cash production costs declined significantly to 31.1 cents per pound in 1993 from 40.7 cents per pound in 1992, benefiting from higher gold and silver credits, lower treatment charges, and reduced royalties primarily due to lower copper prices on which such royalties are based. PT-FI's depreciation rate increased from 7.4 cents per recoverable pound during 1992 to 8.3 cents in 1993, reflecting the increased cost relating to the 66,000 MTPD expansion. As a result of the reserve additions discussed earlier, PT-FI's depreciation rate is expected to decrease to 7.5 cents per recoverable pound for 1994, absent any other significant changes in ore reserves. In addition, FCX is amortizing costs in excess of book value ($2.4 million of amortization in 1993) relating to certain capital stock transactions with PT-FI. Amortization of these excess costs is expected to be $3.6 million per year starting in 1994.

         Exploration expenditures in Irian Jaya totaled $12.2 million in 1992, compared to $31.7 million in 1993, and they are projected to be approximately $35 million in 1994. Exploration expenditures in Spain are expected to be approximately $6 million in 1994.

         FCX's general and administrative expenses increased from $68.5 million in 1992 to $81.4 million in 1993 primarily because of the additional personnel and facilities needed due to the expansion at PT-FI and the acquisition of RTM. Included in the 1993 expense is $5.0 million for RTM (since its acquisition in March 1993) and charges of $6.3 million primarily consisting of a write-off of deferred charges incurred in 1992 related to a planned securities offering that was withdrawn ($2.0 million) and costs to downsize FCX's computing and management information systems (``MIS'') structure ($4.0 million).

         Further increases in general and administrative expenses by FCX are anticipated in conjunction with continuing expansion at PT-FI. General and administrative expenses, including those of RTM, are currently expected to increase by approximately 25% in 1994.

         During the second quarter of 1993, FTX undertook a restructuring of its administrative organization. This restructuring represented a major step by FTX to lower its costs of operating and administering its businesses in response to weak market prices of the commodities produced by its operating units. As part of this restructuring, FTX significantly reduced the number of employees engaged in administrative functions, changed its MIS environment to achieve efficiencies, reduced its needs for office space, outsourced a number of administrative functions, and implemented other actions to lower costs. As a result of this restructuring process, the level of FCX's administrative cost has been reduced substantially over what it would have been otherwise, which benefit will continue in the future. However, the restructuring process entailed incurring certain one-time costs by FTX, portions of which were allocated to FCX pursuant to its Management Services Agreement (the "Management Agreement") with FTX.

         FCX's restructuring costs totaled $20.8 million, including $10.7 million allocated from FTX based on historical allocations, consisting of the following: $8.3 million for personnel related costs; $3.2 million relating to excess office space and furniture and fixtures resulting from the staff reduction; $6.1 million relating to the cost to downsize its computing and MIS structure; and $3.2 million of deferred charges relating to PT-FI's 1989 credit facility which was substantially revised in June 1993 (the "PT-FI Credit Agreement"). As of December 31, 1993, the remaining accrual for these restructuring costs totaled $1.5 million relating to excess office space.

         In connection with the restructuring project, FCX changed its accounting system and undertook a detailed review of its accounting records. As a result of this process, FCX recorded a $10.0 million charge to site production and delivery costs comprised of the following: $5.0 million for materials and supplies inventory obsolescence; $2.5 million for revised estimates of value added taxes and import duties related to prior years; and $2.5 million of adjustments for various items identified in converting its accounting system.

         Interest expense was $18.9 million in 1992 and $15.3 million in 1993, excluding $24.0 million and $24.5 million of capitalized interest, respectively.

         The New COW provides a 35% corporate income tax rate for PT-FI and a 15% withholding tax on interest for debt incurred after the signing of the New COW and on dividends paid to FCX by PT-FI. The additional withholding required on interest and on dividends paid to FCX by PT-FI, and a $15.7 million loss by RTM for which no tax benefit is recorded, results in a 1993 effective tax rate of 52%.

    Trends and Outlook--Marketing

         PT-FI's copper concentrates, which contain significant amounts of recoverable gold and silver, are sold primarily under long-term sales agreements which accounted for virtually all of PT-FI's 1993 sales. PT-FI has commitments from various parties to purchase virtually all of its estimated 1994 production. Concentrate sales agreements provide for provisional billings based on world metals prices, primarily the LME, generally at the time of loading. As is customary within the industry, sales under these long-term contracts usually "final-price" within a few months of shipment. Certain terms of the long-term contracts, including treatment charges, are negotiated annually on a portion of the tonnage to reflect current market conditions. Treatment charges have declined during 1993 as a result of the tightening in the concentrate market and are expected to remain at or below 1993 levels. RTM has commitments from most of its suppliers for 1994 treatment charge rates in excess of current spot market rates.

         The increased production at PT-FI has required it to market its concentrate globally. Its principal markets include Japan, Asia, Europe and North America. PT-FI's mill throughput is currently forecast to be approximately 67,000 MTPD for 1994 as PT-FI continues to integrate new mill equipment for the expansion to 115,000 MTPD. Current estimates for 1994 production are approximately 700 million pounds of copper and 780,000 ounces of gold for PT-FI and 165,000 ounces of gold at RTM. RTM, whose smelter can be expanded, was acquired to provide low-cost smelter capacity for a portion of PT-FI's concentrate and to improve PT-FI's competitive position in marketing concentrate to other parties.

         During 1993, copper prices dropped to their lowest levels since 1987, reflecting lower demand caused by the continuing global recession, but recovered to a level in excess of $.80 per pound. Prices for copper, gold and silver are influenced by many factors beyond FCX's control and can fluctuate sharply. PT-FI has a price protection program for virtually all of its estimated copper sales to be priced in 1994 at an average floor price of $.90 per pound of copper, while allowing full benefit from prices above this amount. Based on projected 1994 PT-FI copper sales of approximately 720 million pounds, a 1 cent per pound change in the average annual copper price received over $.90 per pound would have an approximately $6 million effect on pretax operating income and cash flow. Based on projected 1994 gold sales of approximately 800,000 ounces by PT-FI, a $10 per ounce change in the average annual gold price received would have an approximately $8 million effect on 1994 pretax operating income and cash flow.

    Capital Resources and Liquidity

         Cash flow from operations decreased from $252.6 million for 1992 to $158.5 million during 1993, due primarily to lower net income and an increase in inventories. Materials and supplies increased over year-end 1992 as additional explosives, reagents and chemicals, fuel, and spare parts were required for the expanding PT-FI operations. For the year ended December 31, 1993, consolidated working capital decreased by $352.0 million from December 31, 1992, primarily as a result of a $358.0 million decrease in cash and short-term investments, which was used to reduce long-term debt and fund capital expenditures, and the negative working capital position of RTM.

         Cash flow used in investing activities totaled $579.7 million in 1992 compared with $463.5 million in 1993. Capital expenditures increased 23% in 1993 due to increased expansion activities. During 1992, FCX acquired an indirect interest in PT-FI for $211.9 million.

         Cash flow provided by financing activities totaled $618.2 million in 1992 compared with $53.1 million used in financing activities in 1993.
    FCX issued shares of its Step-Up Preferred Stock and its Gold-Denominated Preferred Stock during 1993 for net proceeds totaling $561.1 million. Net proceeds from the two offerings were used in part to reduce borrowings under the PT-FI amended credit agreement by a net $537.0 million, thereby increasing the facility's availability for general corporate purposes and the continued expansion of mining and milling operations. Also in 1993, PT-FI received net proceeds of $80.0 million from the sale of a portion of PT-FI's infrastructure assets. In 1992, $212.5 million was received from the sale of a 10% interest in PT-FI to Indonesian investors in December 1991 and $392.0 million was received from the sale of Class A Common Stock and Special Preference Stock. Dividend payments rose in 1993 due to increased Class A shares outstanding and dividends paid on the Special Preference and Preferred Stock issued in 1992 and 1993. FCX called its Zero Coupon Notes for redemption in January 1994 (substantially all of which were exchanged for Class A Common Stock) and completed a public offering of its Gold-Denominated Preferred Stock, Series II which yielded net proceeds of $158.5 million to be used primarily for expansion related activities.

         Cash flow from operations increased from $73.9 million for 1991 to $252.6 million during 1992, due primarily to higher net income. Customer accounts receivable rose by $76.1 million to $130.6 million because of increased sales. Partially offsetting the increase in receivables was an increase in accounts payable and accrued liabilities associated with expansion activities. Cash flow used in investing activities increased from $240.0 million during 1991 to $579.7 million for 1992, due to increased capital expenditures for the 57,000 MTPD expansion and the purchase of an indirect interest in PT-FI. Cash flow from financing activities increased $415.8 million in 1992 compared with 1991, primarily due to the sale of Class A Common Stock, Special Preference Stock, and a 10% interest in PT-FI to Indonesian investors. The proceeds from these financing activities were used to purchase an indirect interest in PT-FI and to fund ongoing expansion related expenditures.

         RTM's principal operations currently consist of a copper smelter. The FCX purchase proceeds will be used by RTM for working capital requirements and capital expenditures, including funding a portion of the expansion of its smelter production capacity (expected to cost approximately $50 million) from its current 150,000 metric tons of metal per year to 180,000 metric tons of metal per year by mid-1995. On February 28, 1994, RTM obtained a commitment for short-term bank financing for up to $45 million to fund the cost of expansion to 180,000 metric tons of metal per year, of which $5 million is currently outstanding. FCX expects to replace this financing at maturity with long-term financing. RTM is also studying further expansion of the smelter facilities to as much as 270,000 metric tons of metal production per year and is assessing the opportunity to expand its tankhouse operations from 135,000 metric tons per year to 215,000 metric tons per year. RTM's 1993 cash flow from operations was negative ($5.9 million) primarily due to cash requirements related to shut-down costs for RTM's gold mine. RTM has relied on short-term credit facilities and the FCX purchase proceeds to fund this shortfall. In addition, RTM is currently evaluating financing alternatives to fund its short-term needs and to provide long-term funding for expansion. RTM's future cash flow is dependent on a number of variables including fluctuations in the exchange rate between the United States dollar and the Spanish peseta, future prices and sales volumes of gold, the size and timing of the smelter and tankhouse expansions, and the supply/demand for smelter capacity and its impact on related treatment and refining charges.

         During 1992, the Company established the EIP. The full EIP (currently expected to involve aggregate costs of as much as $500 million to $600 million) includes plans for commercial, residential, educational, retail, medical, recreational, environmental and other infrastructure facilities to be constructed during the next 20 years for PT-FI operations. The EIP will develop and promote the growth of local and other third-party activities and enterprises in Irian Jaya through the creation of certain necessary support facilities. The initial phase of the EIP is under construction and is scheduled for completion in 1995. Additional expenditures for EIP assets beyond the initial phase depend on the long-term growth of PT-FI's operations and would be expected to be funded by third-party financing sources, which may include debt, equity or asset sales. Certain portions of the EIP and other existing infrastructure assets are expected to be sold in the near future to provide additional funds for the expansion to 115,000 MTPD.

         Through 1995, capital expenditures are expected to be greater than cash flow from operations. Upon completion of the previously announced 115,000 MTPD expansion by year-end 1995, annual production is expected to approach 1.1 billion pounds of copper and 1.5 million ounces of gold. Subsequently, capital expenditures will be determined by the results of FCX's exploration activities and ongoing capital maintenance programs. Estimated capital expenditures for 1994 and 1995 for the expansion to 115,000 MTPD, the initial phase of the EIP, ongoing capital maintenance expenditures, and the expansion of RTM's smelter to 180,000 metric tons of metal per year are expected to range from $850 million to $950 million and will be funded by operating cash flow, sales of existing and to-be-constructed infrastructure assets and a wide range of financing sources FCX believes are available as a result of the future cash flow from PT-FI's mineral reserve asset base. These sources include, but are not limited to, PT-FI's credit facility and the public and private issuances of securities.

         The New COW contains provisions for PT-FI to conduct or cause to be conducted a feasibility study relating to the construction of a copper smelting facility in Indonesia and for the eventual construction of such a facility, if it is deemed to be economically viable by PT-FI and the Government of Indonesia. PT-FI has participated in a group assessing the feasibility of constructing a copper smelting facility in Indonesia.

         PT-FI amended its $550.0 million credit agreement in June 1993. The amended credit agreement, which, among other things eliminated a required debt service reserve and provided a lower interest rate, is guaranteed by FCX and FTX, and is structured as a three year revolving line of credit followed by a 3 1/2 year reducing revolving line of credit. As of February 1, 1994, $425.0 million was available to PT-FI under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to PT-FI under the credit facility may be reduced. See "Description of Certain Indebtedness--PT-FI Credit Agreement."

         Payment of future dividends by FCX will depend on the payment of dividends by PT-FI, which, in turn, depends on PT-FI's economic resources, profitability, cash flow and capital expenditures. It is the policy of PT-FI to maximize its dividend payments to stockholders, taking into account its operational cash needs including debt service requirements. FCX currently pays an annual cash dividend of 60 cents per share to its common shareholders. Management anticipates that this dividend will continue at this level through completion of the expansion in 1995, absent significant changes in the prices of copper and gold. However, FCX's Board of Directors determines its dividend payment on a quarterly basis and in its discretion may change or maintain the dividend payment. In determining dividend policy, the Board of Directors considers many factors, including current and expected future prices and sales volumes, future capital expenditure requirements and the availability and cost of financing from third parties.

         PT-FI has had good relations with the Indonesian Government since it commenced operations in Indonesia in 1967. The New COW provides that the Indonesian Government will not nationalize the mining operations of PT-FI or expropriate assets of PT-FI. Disputes under the New COW are to be resolved by international arbitration. The 1967 Foreign Capital Investment Law, which expresses Indonesia's foreign investment policy, provides basic guaranties of remittance rights and protection against nationalization, a framework for incentives and some basic rules as to other rights and obligations of foreign investors.

    Environmental

         FTX and affiliates, including FCX, have a history of commitment to environmental responsibility. Since the 1940s, long before public attention focused on the importance of maintaining environmental quality, FTX has conducted preoperational, bioassay, marine ecological, and other environmental surveys to ensure the environmental compatibility of its operations. FTX's Environmental Policy commits FTX's operations to full compliance with local, state, and federal laws and regulations.

         PT-FI believes it is in compliance with Indonesian environmental laws, rules, and regulations. PT-FI had a team of environmental scientists from a leading Indonesian scientific institution conduct a study to update its 1984 Environmental Impact Assessment that covered expansion to 66,000 MTPD. Subsequently, that document was expanded by other independent scientists to cover all environmental aspects of the current expansion to 115,000 MTPD. The latest study document was approved by the Indonesian Government in February 1994.

         FCX has made, and will continue to make, expenditures at its operations for protection of the environment. Increasing emphasis on environmental matters can be expected to require FCX to incur additional costs, which will be charged against income from future operations. On the basis of its analysis of its operations in relation to current and presently anticipated environmental requirements, management does not anticipate that these investments will have a significant adverse impact on its future operations, liquidity, capital resources, or financial position.

    1992 Results of Operations Compared with 1991

         FCX reported 1992 net income of $122.9 million ($.66 per share), compared with 1991 net income of $96.2 million ($.53 per share). A reconciliation of revenues from 1991 to 1992 is presented below (in millions):

    Revenues - 1991.......................................     $467.5
    Price realizations:
      Copper..............................................        8.8
      Gold................................................       (7.4)
    Sales volumes:
      Copper..............................................      218.5
      Gold................................................       95.7
    Treatment charges.....................................      (73.0)
    Adjustments to prior year concentrate sales...........       12.5
    Other.................................................       (8.3)
                                                               ------
    Revenues--1992........................................     $714.3
                                                               ======

     Revenues increased 53% in 1992, reflecting higher production rates due to the mine/mill expansion, higher gold grades, and the sale of all year-end 1991 inventory. Price realizations were relatively unchanged between years (2% increase in copper realizations and 5% decrease in gold realizations), but sales volumes benefited significantly from the expansion, higher gold grades, and inventory sales discussed above. Copper sales volumes increased 48% and gold sales volumes increased 71%. Partially offsetting the benefit from sales volumes increases was a 3.6 cents per pound increase in treatment charges because of tight market conditions in the smelting industry early in 1992 and increased spot market sales attributable to higher than anticipated production due to the early completion of the 57,000 MTPD expansion program. A $5.7 million upward revenue adjustment was made in 1992 compared with a $6.8 million downward revenue adjustment in 1991 for prior year concentrate sales contractually priced during the year.

         Cost of sales for 1992 were $357.2 million, an increase of 47% from 1991 due primarily to the 48% increase in copper sales volumes. Unit site production and delivery costs in 1992 approximated 1991 costs. FCX's depreciation rate declined from an average 8.7 cents per recoverable pound in 1991 to 7.4 cents in 1992 because of the significant increase in ore reserves during 1991.

         Interest expense was $21.5 million during 1991 compared with $18.9 million in 1992, excluding $18.3 million and $24.0 million of capitalized interest, respectively.

         General and administrative expenses rose from $40.6 million in 1991 to $68.5 million in 1992, because of several financing transactions and operational and environmental studies in 1992 which required additional corporate personnel whose salaries and related overhead, were charged to FCX. General and administrative expenses also increased because of the additional personnel and facilities needed in Indonesia for the expanding operations.

         Minority interest share of net income reflects FCX's 90% ownership interest in PT-FI for 1991, compared with its 80% interest during 1992.

                                BUSINESS OF FCX
    General

         FCX, a Delaware corporation, conducts its operations in Indonesia through its 81.28% directly owned subsidiary, PT-FI, a limited liability company organized under the laws of Indonesia and domesticated in
    Delaware.   Of the remaining 18.72% of the outstanding PT-FI common stock,
    9.36% is owned by the Indonesian Government and 9.36% is owned by PT-II,
    in which FCX owns a 49% interest.   PT-FI engages in the exploration for
    and development, mining and processing of concentrates containing copper, gold and silver in Indonesia and the marketing of concentrates containing such metals worldwide. In 1993, FCX acquired RTM, as described under "Prospectus Summary-- Recent Developments." FCX also owns Eastern Mining, a separate subsidiary which has been granted certain mineral exploration rights in Irian Jaya, Indonesia.

         PT-FI's operations are located in the rugged highlands of the Sudirman Mountain Range in the province of Irian Jaya, Indonesia, located on the western half of the island of New Guinea. Over the last 25 years, PT-FI has met an extraordinary combination of engineering and construction challenges to develop its mining and milling complex and supporting infrastructure in one of the least explored areas in the world. PT-FI's largest mine, Grasberg, discovered in 1988, contains the largest single gold reserve and one of the five largest open-pit copper reserves of any mine in the world. In order to develop the Grasberg deposit, PT-FI undertook an expansion program in stages, initially from 20,000 MTPD to 57,000 MTPD. Expansion from 57,000 MTPD to 66,000 MTPD was completed in 1993 ahead of schedule and within budget. PT-FI has begun work on a further expansion of its overall mining and milling rate to 115,000 MTPD which is expected to be completed by year-end 1995 and to result in annual production rates approaching 1.1 billion pounds of copper and 1.5 million ounces of gold.


    Copper and Gold

         Copper. Copper's primary property, that of high thermal and electrical conductivity, makes it one of the most important metals in the industrial world. It is used worldwide in electrical wiring, phone lines, plumbing, industrial machinery, transportation equipment, consumer, and general products. Building construction accounts for over 40% of all copper consumed and the average car contains more than 40 pounds of copper. Copper remains the product of choice in the plumbing market due to its durability and bactericide properties. Another important area of copper consumption involves its use as the basis for many industrial alloys including brass, bronze, and as an important addition with other alloys based on lead, zinc, nickel and aluminum.

         Gold. Gold is used as a source of decoration in jewelry, a raw material for industrial uses, and as a store of value especially during times of economic or political uncertainty.

         Jewelry accounts for one-half of the world's consumption of gold. Gold's natural softness prevents fabrication in its pure form but when alloyed with such metals as copper, zinc, silver and nickel, a wide range of colors in gold jewelry can be achieved. Changes in real income have the most impact on the direction of gold jewelry demand. From 1980 to 1992, gold fabrication in Asia increased at a trend line growth rate of over 20% as the rise in economic prosperity created a large, wealthy population with a strong affinity towards the metal.

         Industrial uses of gold account for less than 10% of total demand. These uses are mostly confined to dentistry and the electronics industry where it is used for plating fine wires and contacts to assure minimum resistance. Gold is also used in the manufacture of certain semi-conductors and printed circuits.

         Gold as an investment vehicle can take the form of physical purchases of gold bars, coins and jewelry or through paper purchases of gold futures and option contracts or gold mining equities. The latter medium is more prevalent in the modern world and can have a significant impact on gold prices.

         The demand for and supply of gold affects gold prices but not in the same manner as those of the vast majority of other commodities. Because the supply of gold is made up largely of gold produced in past years, the amount produced in a single year constitutes a very small portion of the total supply. Thus, variations in current production levels do not have a significant impact on the price of gold.

    Contract of Work

         In 1967, PT-FI's predecessor, Freeport Indonesia, Incorporated, a Delaware corporation ("FII"), and the Indonesian Government entered into a contract of work (the "1967 COW") governing FII's mining activities in Indonesia. From 1967 until the end of 1991, FII operated as the sole contractor for the production and marketing of certain minerals from a 24,700 acre area (the "1967 Mining Area"). On December 30, 1991, FII was merged into PT-FI in Delaware and PT-FI and the Indonesian Government signed a new contract of work (the "New COW") which superseded the 1967 COW. The New COW covers both the 1967 Mining Area and an additional
    contiguous 6.5 million acre exploration area (the "New COW Area").   The
    New COW has a 30-year term with provisions for two 10-year extensions
    under certain conditions.   Since the signing of the 1967 COW, PT-FI has
    enjoyed and continues to enjoy favorable and stable relations with the Indonesian Government.

         The New COW contains a provision under which PT-FI must progressively relinquish its rights to the parts of the New COW Area in amounts equal to 25% of the 6.5 million acres at the end of each of three specified periods, the first of which is scheduled to expire on December 30, 1994, and the last of which is set to expire five to seven years after the signing of the New COW. In light of these relinquishment provisions, PT-FI has implemented an active exploration program with a focus on both what it believes to be the most promising exploration opportunities in the New COW Area as well as identification of areas which appear to hold the least promise. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Ore Reserve Addition and Ongoing Exploration Program." The New COW also contains provisions for PT-FI to conduct or cause to be conducted a feasibility study relating to the construction of a copper smelting facility in Indonesia and for the eventual construction of such a facility by PT-FI, if such facility is deemed to be economically viable by PT-FI and the Indonesian Government and is not constructed by others. PT-FI is pursuing with another company the feasibility of constructing a copper smelting facility in Indonesia, in which PT-FI would hold a minority interest and supply approximately one-half of the smelter's currently anticipated copper concentrate requirements.

         The New COW provides that PT-FI may be required after 2001, if requested by the Indonesian Government to meet the then existing requirements of Indonesian law, and subject to certain other specified conditions, to sell up to an additional 25% of its common stock through offerings on the Jakarta Stock Exchange or up to an additional 31% if sold otherwise to Indonesian nationals, with all such sales to be at market prices to be determined at the times of sale. However, the New COW further stipulates that PT-FI is entitled to the benefit of any changes in Indonesian law, regulations, or policy subsequent to the signing of the New COW that impose less burdensome divestiture requirements. Indonesian regulations promulgated in 1992 require that 20% of the capital stock of a corporation such as PT-FI ultimately be held by Indonesian investors. The Investment Coordinating Board of Indonesia has indicated that such regulations apply to PT-FI.

         On April 29, 1993, FCX's subsidiary, Eastern Mining, was granted exclusive exploration rights on 2.5 million acres adjacent to the New COW Area (see "Eastern Mining" below.)

    Ore Reserves of PT-FI

         The following table summarizes PT-FI's estimated proved and probable reserves at the end of each of the years shown, as verified by Independent Mining Consultants, Inc. (see "Special Considerations--FCX --Reserves"):

                                                                          December 31,
                                               ------------------------------------------------------------------
                                                1989            1990          1991            1992          1993
                                                -----          ------        ------          ------        ------
                                                                          (in millions)
Reserves:
    Ore reserves--dry metric tons.........      256.4          445.7          768.0          733.2        1,074.1
    Copper--recoverable pounds............      8,300         13,900         21,800         20,900         26,800
    Gold--recoverable ounces..............        8.1           19.5           32.4           32.1           39.1


     Primarily as a result of the drilling operations at the Grasberg mine (see "Mines in Production" below), PT-FI's proved and probable copper and gold ore reserves have increased since December 31, 1989 by approximately 223% and 383%, respectively, and from year-end 1992 by approximately 28% and 22%, respectively. PT-FI's Grasberg deposit now contains the largest single gold reserve and one of the five largest open-pit copper reserves of any mine in the world.

         This increase in proved and probable reserves, net of production, reflects the addition of approximately 340.9 million tons of ore since December 31, 1992 (a 46% increase) as the result of a drilling program that includes data obtained from the surface down to the 3,100 meter elevation at the Grasberg copper/gold ore body, bringing total proved and probable ore reserves to approximately 1,074.1 million tons. PT-FI's proved and probable reserves at Grasberg do not include reserves below the 3,100 meter level. PT-FI has begun driving an adit (the "Amole adit") from the mill site to a point below the currently delineated Grasberg ore body at the 2,900 meter level. The Amole adit, expected to be completed in 1996, will facilitate further deep exploration to delineate the extent of the Grasberg deposit below the 3,100 meter level. Preliminary drilling from the existing 3,700 meter adit indicates significant additional mineralization below the existing proved and probable reserves. There can be no assurance, however, that PT-FI's exploration programs will result in the delineation of additional reserves in commercial quantities.

         PT-FI's proved and probable ore reserves at December 31, 1993 of approximately 1,074.1 million tons had an average grade of 1.31% copper and 1.47 grams of gold per ton compared with approximately 733.2 million tons of ore with an average grade of 1.47% copper and 1.72 grams of gold per ton at December 31, 1992.

         The Grasberg mine reserves alone approximate 976.6 million tons of ore at an average grade of 1.25% copper and 1.55 grams of gold per ton.

    Mines in Production

         PT-FI currently has two mines in operation: Grasberg and Ertsberg East, both within the 1967 Mining Area. PT-FI milled ore at an average rate of approximately 57,600 MTPD in 1992 and 62,300 MTPD in 1993.

         Open-pit mining of the Grasberg ore body commenced in January 1990. In 1993, Grasberg mine output totaled approximately 19.8 million tons of ore, providing approximately 81% of total PT-FI ore production.
    Production from the Grasberg ore body during January 1994 averaged 77,700 MTPD.

         Ertsberg East is an underground mine which commenced production in 1980. Block caving operations are conducted in two separate zones of the ore body with a common haulage level at the 3,530 meter elevation. In 1993, mine output from Ertsberg East totaled approximately 4.4 million tons of ore and provided approximately 18% of total PT-FI ore production. Ertsberg East is expected to be depleted by the second half of 1994, and production primarily from Grasberg, supplemented by production from the IOZ ore body (see "Mines in Development" below), is expected to offset the Ertsberg East production. Production from Ertsberg East during January 1994 averaged 2,700 MTPD.

    Mines in Development

         Three major additions to PT-FI's underground mining operations, which are intended to replace existing underground production areas when they become depleted, have previously been developed: the DOM, the DOZ and the IOZ. The IOZ is located vertically between the Ertsberg East and the DOZ ore bodies.

         The DOM ore body's initial working level is some 380 meters above the Ertsberg East mining operation. The DOM ore body will initially be mined using the block caving method. Pre-production development is complete and the first block cave area has been prepared. All maintenance, warehouse and service facilities are in place. Production at the DOM has been deferred as a result of the continued increase in the Grasberg ore reserves.

         The mine being developed at the IOZ ore body is situated
    approximately 350 meters above the 2,900 meter level adit.   Delineation
    drilling and pre-production development began in 1991.   The IOZ is being
    developed to gradually replace production from the Ertsberg East mine beginning in 1993 using the same block caving method. Mining will proceed downward from the IOZ to the DOZ.

         The DOZ, also an underground mine within the 1967 Mining Area, lies vertically below the IOZ ore body and is currently capable of production. Initial production from the DOZ commenced in 1989. However, at the end of 1991, mine output from the DOZ was temporarily suspended, and it is anticipated that it will resume once the IOZ ore body has been depleted sometime after 1998.

    Exploration

         In addition to continued delineation of the Grasberg deposit and other deposits discussed above, PT-FI is continuing its ongoing exploration program for copper and gold mineralization within the 1967 Mining Area. Two anomalous zones in the vicinity of PT-FI's current mining
    operations are under active exploratory drilling.   The Big Gossan and
    Wanagon mineralizations are located west of the Ertsberg open pit, southwest of the Grasberg copper/gold ore body and anchor the ends of a clearly defined mineralized structure trending roughly east-west for 4.5 kilometers. The Big Gossan mineralization, as drilled to date, extends approximately 1,100 meters from just east of the intersection of the Amole adit.

         Over 50 holes have been drilled from the Amole adit and from an exploration drift being driven in a westerly direction parallel to the Big Gossan structure, which drilling resulted in the addition of 8.5 million metric tons of ore at an average grade of 2.4% copper and 0.77 grams of gold per metric ton to PT-FI's total proved and probable reserves at December 31, 1993. Earlier surface drilling of the western portion of the Big Gossan anomaly, approximately 300-500 meters west of the underground drilling, established a mineral resource in excess of 6 million metric tons with an average grade of 5% copper and 2.9 grams of gold per metric ton which is not included in PT-FI's total proved and probable reserves at December 31, 1993. Further underground exploration of the resources established by the surface drilling as well as the area between it and the reserves discovered near the Amole adit will be carried out in 1994 from the exploration drift as it is extended.

         Mine planning for development of Big Gossan has commenced with development estimated to cost approximately $100 million and to begin in late 1994 or early 1995.

         During the first quarter of 1993, PT-FI initiated helicopter-supported surface drilling of the Wanagon gold/silver/copper prospect. Seven holes were drilled during 1993 at Wanagon, located approximately 2 kilometers northwest of Big Gossan and approximately 3 kilometers southwest of Grasberg. Significant copper values have been encountered below the 2,900 meter elevation. Target evaluation in other parts of the 1967 Mining Area is also continuing.

         Preliminary exploration of the New COW Area has indicated many promising targets. Extensive stream sediment sampling within the new acreage has generated analytical results which are being evaluated. This sampling program, when coupled with the regional mapping completed on the ground and from aerial photographs, has led to the outlining of over 50 exploration targets. Detailed follow-up exploration of these anomalies by additional mapping and sampling and through the use of both ground and aerial magnetic surveys is now in progress. PT-FI has completed a fixed-wing air-magnetometer survey of the entire New COW Area and, together with extensive geologic data gathered from surface sampling, this air-magnetometer survey will enable PT-FI to efficiently direct future exploratory efforts. Drilling of several of these targets has already commenced.

         PT-FI has focused its initial drilling in the New COW Area on two prospects 30 kilometers and 40 kilometers north of Grasberg that display
    anomalous geochemical and magnetic characteristics.   Although these
    prospects require additional exploratory drilling, initial results indicate a large mineralized district that covers three times the aerial extent or approximately 75,000 acres when compared to the original 24,700-acre district that contained the Ertsberg, Grasberg, Ertsberg East, IOZ, DOZ, Big Gossan and DOM ore bodies. The discovery of widespread igneous activity, including volcanic rocks, in these new areas indicates the potential for Grasberg-type stockwork and porphyry deposits as well as skarn-type copper/gold deposits similar to the Ertsberg, Ertsberg East, IOZ, DOZ and DOM ore bodies. PT-FI has also initiated drilling programs for four other prospects. Drilling results are being interpreted. No assurance can be given that any of these new areas contain commercially exploitable mineral deposits.

         PT-FI's exploration expenses were $31.7 million for 1993, compared to $12.2 million for 1992.

    Milling, Expansion and Production

         Milling. Most of the ore from PT-FI's mines moves by a conveyor system to an ore pass through which it drops to the mill site. At the mill site, which is located approximately 2,900 meters above sea level, the ore is crushed and ground. The powdered ore is then mixed in tanks with chemical reagents and continuously agitated with air. At this stage the copper-bearing concentrate rises to the top of the tanks from which it is removed and thickened. The product leaves the mill site as a thickened concentrate slurry, consisting of approximately 65% solids by weight. During 1993, the recovery rates for the milling facilities averaged approximately 87.0% of the copper content and 76.2% of the gold content of the ore processed, compared to 88.2% and 73.7%, respectively, during 1992.

         Expansion. In 1993 PT-FI completed, within budget and ahead of schedule, the expansion of its production facilities increasing its mining and milling capacity from 57,000 MTPD to 66,000 MTPD at its Indonesian complex. During 1992, production averaged 57,600 MTPD. The average mill throughput during 1993 was 62,300 MTPD. PT-FI has begun work on a further expansion of its overall mining and milling rate to 115,000 MTPD at an estimated cost of approximately $685 million, excluding the capital required for the EIP and other infrastructure improvements, of which approximately $120 million had been spent through December 31, 1993. This expansion is expected to be completed by or about year-end 1995. Funding for this expansion will be obtained from existing cash balances, cash flow from operations and additional financing, if required. Such expansion beyond 66,000 MTPD will also require certain Indonesian Government approvals. This expansion will further PT-FI's goal of approaching annual copper production of 1.1 billion pounds and annual gold production of approximately 1.5 million ounces.

         Production.  In 1993, PT-FI achieved record copper production of
    658.4 million recoverable pounds, approximately 6% more than in 1992. Gold production was a record 786,700 recoverable ounces, an increase of 23% over 1992.

    Transportation, Other Infrastructure and Recent Infrastructure
    Developments

         Transportation. From the mill site, the thickened concentrate is pumped down two 115 kilometer pipelines to the port site facility at Amamapare. At the port site the slurry is filtered, dried and stored for shipping. The concentrate is transported by front-end loaders from the storage shed to a conveyor belt shiploader system. When ships arrive, they are loaded at the dock facilities at the port site until they draw their maximum water. The ships normally move to deeper water, where loading is completed from shuttling barges.

         Other Infrastructure. The location of PT-FI's operations in a remote and undeveloped area requires that such operations be virtually self-sufficient. The existing facilities, in addition to those described above, include an airport, a heliport, a 119 kilometer road with bridges and tunnels, an aerial service tramway to transport personnel, equipment and supplies to the mines, a hospital and two town sites with schools, housing and other required facilities sufficient to support approximately 12,000 persons, including approximately 360 who are located at the port site.

         AFIC was formed in 1993 principally to purchase and operate certain existing and new infrastructure facilities designed to serve the residential and community needs associated with the current and expected long-term expansion of FCX's operations and to facilitate the long-term economic development of the area of Irian Jaya in which its mining and milling operations are located. See "Business of the Issuer."

         In conjunction with the expansion of the mining and processing facilities to 115,000 MTPD, the first phase of the EIP is being implemented. PT-FI has commenced the EIP, the goal of which is to develop and promote the growth of local and other third party activities and enterprises in Irian Jaya through the creation of certain necessary physical support facilities. The assets acquired and to be acquired by AFIC and one or more Infrastructure Affiliates are part of the EIP. The full EIP includes plans for various commercial, residential, educational, retail, medical, recreational, environmental and other infrastructure facilities to be constructed during the next 10 to 20 years, which facilities would be available for PT-FI's workforce and others. These facilities will support PT-FI's expansion of its production by providing housing and related support facilities for the benefit of PT-FI's employees and their families and by expanding logistical facilities and transportation systems in Irian Jaya. The first phase of the EIP envisages the construction of dwelling units and related power, water and waste disposal systems, a light industrial park and new small business development facilities, improvements to the port and airport facilities, an 84-room guest house with dining, recreational and meeting facilities near the airport and other general infrastructure facilities. Depending on the long-term success of PT-FI's exploration program, the total cost of the EIP, including subsequent phases, could range between $500 million and $600 million.

         Recent Infrastructure Developments. In December 1993, PT-FI announced the execution of a Letter of Intent with Duke Energy and PowerLink, pursuant to which PT-FI would sell its existing and to-be-constructed power generation and transmission assets and certain other power-related assets to a joint venture (the "Power Joint Venture") whose ownership consists of Duke Energy (30%), PowerLink (30%), PT-FI (30%) and an Indonesian investor (10%). The total value of the transaction is estimated at $200 million and is expected to be concluded in two phases. The first sale, representing the existing assets, is expected to exceed $100 million and to occur in mid-1994. The final sale, representing the to-be-constructed expansion-related assets, is expected to occur during the first half of 1995. Under the agreement, the Power Joint Venture will own these assets and be responsible for providing the electrical power services required by PT-FI at its mining, milling and support operations in Irian Jaya including the power services required for the expansion of ore throughput to 115,000 MTPD.

         PT-FI has also entered into two separate letters of intent with respect to the sale to joint ventures of certain aircraft, airport and related operations (the "Airport Joint Venture") and certain construction equipment, port facilities and related marine, logistics and related assets (the "Port Joint Venture"). PT-FI would have a 25% equity interest in the Airport Joint Venture, with certain Indonesian investors controlling the remainder. PT-FI would enter into one or more agreements with the Airport Joint Venture for air transport services for both passengers and cargo. It is expected that the purchase price of the assets transferred to the Airport Joint Venture will be approximately $30 million.

         The Port Joint Venture is expected to be owned by a multinational shipping concern and three to five Indonesian investors (one of which is expected to be ALatieF). PT-FI is not expected to have an equity interest in the Port Joint Venture. PT-FI would enter into one or more agreements with the Port Joint Venture for use of the transferred assets. It is expected that the purchase price of the assets transferred to the Port Joint Venture will not exceed $100 million.

         The foregoing letters of intent are not binding and are subject to the execution of definitive agreements, financing, and certain Indonesian Government approvals. No assurance can be given that any of these transactions will be consummated.

    Marketing

         PT-FI's copper concentrates, which contain significant gold and silver components, are sold primarily under long-term U.S. dollar-denominated contracts, pursuant to which the selling price is based on world metals prices, generally the London Metal Exchange settlement prices for Grade A copper metal, less certain allowances. Under a major long-term contract signed in late 1990, approximately 34% and 44% of the concentrates produced by PT-FI in 1992 and 1993, respectively, were sold to a pool of Japanese copper smelting companies. PT-FI also supplies copper concentrates to other Asian, European and North American smelters and international trading companies under long-term sales agreements. Approximately 66% of 1992 copper production was sold under long-term contracts, with the balance sold on the spot market. Spot sales were especially high in 1992 because the 57,000 MTPD expansion program was completed earlier than planned. Virtually all of PT-FI's 1993 production of copper concentrates was sold under prior commitments, and PT-FI has commitments from various parties to purchase virtually all of its estimated 1994 production of copper concentrates.

         PT-FI has in place a price protection program that eliminates exposure to copper price declines below an average of 90 cents per recoverable pound for estimated copper sales pricing in 1994, while allowing full benefit to PT-FI from prices above that level. The cost of the 1994 price protection program, $6 million, is included in product inventories and is being amortized as an adjustment to revenues as sales are priced during 1994.

    Eastern Mining

         FCX's subsidiary Eastern Mining was granted an exploration permit (the "SIPP") on April 29, 1993 which gives exclusive rights for a limited period to explore for minerals on 2.5 million acres (the "SIPP Area") adjacent to the 6.5 million acre exploration area covered by PT- FI's New COW. Preliminary exploration of the SIPP Area is under way.

         A draft of a contract of work ("Eastern Mining Draft") was initialled on January 30, 1993 by the Ministry of Mines and Energy of the Indonesian Government and Eastern Mining which covers the SIPP Area. The Eastern Mining Draft will be submitted to the President of Indonesia, with execution of a definitive contract of work expected in 1994. The Eastern Mining Draft, as initialled, provides for a 30-year term and for two 10-year extensions under certain circumstances. Upon execution, an Indonesian limited liability company will be formed to hold the definitive contract of work which initially is to be owned 80% by Eastern Mining and 10% by each of PT-II and an unrelated Indonesian corporation.

    Purchase of Interest in RTM

         In March 1993, FCX acquired a 65% interest in RTM, which is principally engaged in the smelting and refining of copper in Spain, for approximately $50 million, excluding transaction costs. In December 1993, RTM redeemed the remaining 35% interest for approximately $19 million.
    RTM has announced plans to expand its smelter production capacity from its current 150,000 metric tons of metal per year to approximately 180,000 metric tons of metal per year by 1995 at a cost of approximately $50 million. RTM is studying further expansion to as much as 270,000 metric tons of metal production per year. During 1993, PT-FI supplied RTM with approximately 90,000 metric tons of copper concentrate and is expected to supply approximately 150,000 metric tons in 1994, providing for approximately 20% and 33%, respectively, of RTM's requirements in those years. Beginning in 1996, PT-FI is expected to provide the RTM smelter with approximately one-half of its copper concentrate requirements. For further information concerning RTM, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and FCX's Current Report on Form 8-K dated January 7, 1994, as amended on April 7, 1994 (which includes financial information for the nine months ended September 30, 1993 as if RTM had been consolidated since
    March 31, 1993).

    Republic of Indonesia

         The economy of Indonesia is based on export commodity agriculture, the extraction of petroleum, natural gas and other mineral resources, wholesale and retail trade, and to an increasing extent, manufacturing. Indonesia has a presidential republic system of government. President Suharto assumed power in 1966 following an attempted communist coup and has been in office since then. The Indonesian Government has maintained a high degree of stability for the past 26 years. President Suharto was re-elected in March 1993 to serve a sixth consecutive five-year term.

         The Indonesian Government has promoted policies designed to help develop Indonesia economically and has encouraged foreign investment in numerous areas where such investment would benefit the Indonesian economy. Indonesia's foreign investment policy is expressed in the 1967 Foreign Capital Investment Law. It provides basic guaranties of remittance rights and protection against nationalization, a framework for incentives and some basic rules as to the other rights and obligations of foreign investors. PT-FI's rights and obligations relating to taxes, exchange controls, repatriation and other matters are governed by the New COW which was concluded pursuant to the 1967 Foreign Capital Investment Law.

         PT-FI has had and continues to enjoy a good working relationship with the Indonesian Government. PT-FI's mining complex was Indonesia's first copper mining project and was the first major foreign investment made in Indonesia following the new economic development program instituted by the Suharto administration in 1967. PT-FI works closely with the various levels of the Indonesian Government in development efforts in the vicinity of its operations. PT-FI incurs significant costs associated with providing health and educational assistance, job training, employment opportunities, agricultural assistance and other community development services and facilities for the Indonesian people living in the areas of its operations. In 1990, PT-FI established a foundation to provide educational and work opportunities for the benefit of the people of Irian Jaya. PT-FI has contributed or will contribute at least $10 million to the foundation for community projects over the next several years. PT-FI also has in place a long-term business development program to provide financing for new and emerging businesses, many of which are expected to be suppliers of goods and services for PT-FI's operations. Over time, PT-FI anticipates investing $25 million in this program.

         FCX has the benefit of political risk insurance from the Overseas Private Investment Corporation, the Multilateral Investment Guaranty Agency and commercial insurers, where available, which covers a portion of its investment in PT-FI. The insurance is primarily designed to cover certain breach of contract risks.

    Research and Development

         FTX has maintained engineering and mine development groups in New Orleans, Louisiana, which provide the engineering, design and construction supervision activities required to implement new ventures and apply
    improvements to existing operations of PT-FI.   In February 1993, FTX
    outsourced its corporate engineering, research and development, corporate environmental and corporate safety functions and, to that end, contracted with a new company initially owned and staffed by former employees of FTX, Crescent Technology, Inc., that will furnish similar services to PT-FI.

    Environmental Matters
         The management of FCX believes that it is in compliance with the environmental laws, rules and regulations in Indonesia and Spain, respectively. PT-FI had a team of environmental scientists from a leading Indonesian scientific institution conduct a study to update its 1984 Environmental Evaluation Study, with particular focus on its 66,000 MTPD expansion program. The study has been submitted to the Indonesian Government. In February 1994, the Indonesian Government approved an environmental impact study, submitted by PT-FI, with respect to the proposed expansion of copper production to 115,000 MTPD.

         It is possible that both the Indonesian Government and the government of Spain could revise their environmental laws and/or regulations periodically. The impact, if any, of such possible revisions on PT-FI's and RTM's operations, respectively, cannot be accurately predicted.

         Both PT-FI and RTM, through FTX, maintain insurance coverage in amounts deemed prudent for certain types of damages associated with environmental liabilities which arise from sudden, unexpected and unforeseen events.

         PT-FI has made, and continues to make, expenditures at its operations for protection of the environment. Public emphasis on environmental matters can be expected to require both PT-FI and RTM to incur additional costs, which will be charged against income from future operations. On analyzing its operations in relation to current and presently anticipated environmental requirements, neither PT-FI nor RTM anticipates that these investments will have a significant adverse impact on its future operations, liquidity, capital resources or financial position.

    Employees

         In order to allow access to the FTX employee benefit plans for United States citizens employed full time in PT- FI's business, such persons are formally employed by a United States subsidiary of FTX. For all operational purposes, however, such individuals are regarded as employees of PT-FI and references herein to PT-FI employees include such individuals.

         FCX, PT-FI and FTX are parties to a Management Services Agreement pursuant to which FTX furnishes various management services to FCX and PT-FI. See "Relationship of the FCX Group with the FTX Group--Management Services Agreement."
         As of December 31, 1993, PT-FI had a total of 6,054 employees (approximately 94% Indonesian), compared with 5,300 employees (approximately 92% Indonesian) at year-end 1992. In addition, as of December 31, 1993, PT-FI had approximately 6,600 contract workers, most of whom were Indonesian. Approximately 40% of PT-FI's Indonesian employees are members of the All Indonesia Workers' Union, which operates under Indonesian Government supervision, and with which PT-FI has a labor agreement running until September 30, 1995 covering PT-FI's hourly paid Indonesian employees. PT-FI has experienced no work stoppages in recent years, and relations with the union have generally been good. The management of FCX believes that PT-FI has good relations with all other personnel employed in its operations.

    Competition

         PT-FI competes with other mining companies in connection with the sale of its mineral concentrates and the recruitment and retention of qualified personnel. Some competing companies possess financial resources equal to or greater than those of PT-FI. The management of FCX believes that PT-FI is one of the lowest cost copper producers in the world, taking into account customary by-product credits for related gold and silver production.

    Legal Proceedings

         Although each of FCX and PT-FI from time to time is involved in various legal proceedings of a character normally incident to the ordinary course of its business, the management of each of FCX and PT-FI believes that the potential liability in any known pending or threatened proceeding will not have a material adverse effect on the financial condition or results of operations of FCX or PT-FI, respectively. Each of FCX and PT-FI, through FTX, maintains liability insurance to cover some, but not all, potential liabilities normally incident to the ordinary course of its business, as well as other insurance coverages of the types customary in its business, with such coverage limits as management deems prudent.

                            BUSINESS OF THE ISSUER


         The Issuer is a wholly owned subsidiary of FCX that has been organized for the purpose of issuing the Guaranteed Notes and to lend the net proceeds thereof initially to PT-FI on a senior unsecured basis and, assuming the Issuer receives a favorable ruling from the Netherlands banking authorities, ultimately to AFIC and one or more Infrastructure Affiliates. If such Netherlands approval is not obtained, the PT-FI Note will remain in place. The Indenture prohibits the Issuer from engaging in any business activities other than issuing the Guaranteed Notes and applying the proceeds therefrom as provided in the Indenture, enforcing its rights under the PT-FI Note and taking such actions as are called for by the Indenture. The Indenture also prohibits the Issuer from issuing any additional securities. The Issuer was incorporated in The Netherlands in 1994.

         AFIC and any Infrastructure Affiliate will use any of the net proceeds loaned by the Issuer to purchase certain existing and new infrastructure assets that are part of the EIP. The majority shareholder of AFIC is, and the majority shareholder of any Infrastructure Affiliate will be, ALatieF, which is part of ALatieF Group, a major Indonesian retail and property management company. The acquired assets will be managed by AFIC or an Infrastructure Affiliate and will be made available to PT-FI and its employees and designees under arrangements that will provide the shareholders of AFIC or such Infrastructure Affiliate with a guaranteed minimum return on investment. See "Master Services Agreements."

         AFIC and one or more Infrastructure Affiliates are expected to purchase an aggregate of approximately $180 million in additional assets. Funding will be provided by equity contributions from AFIC's shareholders ($60 million) and debt ($120 million, virtually all of which, subject to receipt of the Netherlands approval described above, will be funded with the net proceeds of the Guaranteed Notes offered hereby).


         The location of PT-FI's operations in a remote and undeveloped area
    requires that such operations be virtually self-sufficient.   The
    facilities currently include an airport, a heliport, a 119 kilometer road with bridges and tunnels, an aerial service tramway to transport personnel, equipment and supplies to the mines, a hospital and two town sites with schools, housing and other required facilities sufficient to support approximately 12,000 persons. In conjunction with the expansion of the mining and processing facilities to 115,000 MTPD, the first phase of the EIP is currently being implemented.

         The first purchase of assets by AFIC was completed in December 1993. Most of the assets purchased are located at Tembagapura, on the access road to PT-FI's mining area. The buildings purchased include dormitory-style residential properties and associated food service facilities, office, security, shop and warehouse facilities, recreation centers and a shopping center.

         Future purchases are expected to cover similar existing facilities serving PT-FI's Indonesia operations. In addition, as part of the EIP, PT-FI is planning and developing a new residential community, New Town, to relieve development constraints at Tembagapura. New Town will offer a variety of commercial, administrative civic and cultural facilities. The commercial cluster will include a department store, supermarket, bank, restaurants and a variety of retail service facilities. The first phase of the New Town development is planned to include housing for 3,500 persons and is scheduled to be completed by December 1995. A light industrial park, to be located south of New Town, is planned to serve as the "hub" distribution, logistics and support staging area for PT-FI's current and future operations.

         Finally, to accommodate the increasing number of visitors and guests of PT-FI, an 84-room guest house is being developed at Timika. This facility will include a main lodge building, guest cottage and recreational facilities. Completion is scheduled for June 1994. See "Business of FCX--Transportation, Other Infrastructure and Recent Infrastructure Developments."

         Certain assets to be purchased by AFIC and any Infrastructure Affiliate have not been identified and the Issuer will have no control over the selection of such assets. Under the Joint Venture Agreement (as defined below), PT-FI has certain rights to substitute the assets sold to AFIC. See "Special Considerations -- Certain Infrastructure Properties Not Yet Identified" and "--AFIC."

    Master Services Agreements


         AFIC and any Infrastructure Affiliate will enter into one or more Master Services Agreements with PT-FI pursuant to which AFIC or such Infrastructure Affiliate will make available to PT-FI, its affiliates and employees or designated third parties, certain infrastructure assets acquired from PT-FI and certain services in connection therewith. The Master Services Agreements will provide that the fees paid by PT-FI for use of such assets for any period will not be less than the reasonable expenses of AFIC or such Infrastructure Affiliate for such period, including, without limitation, principal of, interest on and Underlying Additional Amounts with respect to the Underlying Notes. PT-FI has expressly agreed that all amounts required to be paid with respect to AFIC's outstanding debt, the Underlying Notes and any Master Services Agreement will be deemed to be "reasonable" for this purpose; however, if AFIC or any Infrastructure Affiliate incurs "unreasonable" expenses, PT-FI's covenant would not require reimbursement in respect of those amounts, with the effect that AFIC or such Infrastructure Affiliate, after paying those expenses, would be left with insufficient funds to make required payments on the Underlying Notes. All payments by PT-FI under the Master Services Agreements will be made in U.S. dollars. AFIC and any Infrastructure Affiliate will pledge as security for the Underlying
    Notes their rights under their respective Master Services Agreements to the payment of fees for the use of such infrastructure assets and to amounts paid with respect to obligations under the Underlying Notes.


         The Master Services Agreements may not be amended without the consent of the holders of a majority in outstanding principal amount of the Guaranteed Notes unless (i) such amendment does not reduce the amounts payable by PT-FI and third parties to AFIC or an Infrastructure Affiliate for any period prior to the stated maturity of the Guaranteed Notes to an amount less than an amount sufficient to cover all of the expenses of AFIC or such Infrastructure Affiliate with respect to the Underlying Notes for such period and (ii) such amendment does not otherwise adversely affect the interests of the holders of the Guaranteed Notes. See "Description of the Guaranteed Notes."

    AFIC

         Pursuant to the Joint Venture Agreement between ALatieF and PT-FI dated March 11, 1993 (the "Joint Venture Agreement"), ALatieF and PT-FI agreed to organize AFIC for the purpose of purchasing from PT-FI and operating certain existing and new infrastructure properties that are part of the EIP. It is expected that a similar agreement will be entered into with respect to each Infrastructure Affiliate. AFIC's purpose is to serve the residential and community needs associated with the expected long-term expansion of PT-FI's operations and to facilitate the long-term economic development of the area of Irian Jaya in which its mining and milling operations are located.

         PT-FI and ALatieF initially purchased shares of AFIC's equity for an aggregate price of $30 million. ALatieF currently owns two-thirds of the outstanding shares and PT-FI currently owns one-third. ALatieF and PT-FI have agreed to contribute an additional $60 million to AFIC's authorized capital in the same proportion as their current share ownership in installments through December 31, 1995. If either PT-FI or ALatieF defaults on the payment of the subscription price, the non-defaulting party will have the right to subscribe for the shares to be subscribed for by the defaulting party and to acquire all (but not part) of the defaulting party's shares. See "Special Considerations -- Sources of Capital."


         PT-FI has agreed to be responsible for arranging financing for AFIC in a principal amount of up to $180 million for a seven-year period ending in 2000. Pursuant to this commitment, PT-FI arranged the loan under the AFIC Credit Agreement in the principal amount of $60 million and is required to arrange additional financing in the principal amount of $120 million. AFIC will be solely responsible for refinancing at the end of the initial seven-year term.

         Pursuant to the Joint Venture Agreement, ALatieF and PT-FI have generally agreed not to transfer any shares of AFIC to any other person, subject to certain exceptions and except, in the case of ALatieF, with the consent of AFIC's shareholders. Any transfer of shares pursuant to the Joint Venture Agreement is subject to the receipt of all necessary approvals of the Indonesian Government. Each party may transfer its shares to an affiliate that has a net worth acceptable to the other party (or if the transferring party undertakes to guarantee such affiliate's fulfillment of its obligations under the Joint Venture Agreement).

         ALatieF has the non-transferable option to acquire all of AFIC's shares owned by PT-FI or any of its affiliates on or after October 26, 2000. The purchase price for such shares would be equal to the par value of such shares if the option is exercised on October 26, 2000 or the fair market value of such shares (determined in accordance with the Joint Venture Agreement) if exercised thereafter.

         ALatieF has agreed that if it wishes to accept a bona fide offer from a third party to purchase any or all of its shares of AFIC, PT-FI will have a right of first refusal to acquire all of the shares proposed to be sold on the terms and conditions specified in the offer. If the party owning a majority of AFIC's shares of capital stock (currently ALatieF) receives an offer from an Indonesian person (or a group including a certain portion of Indonesian persons) to purchase all of such party's shares, such party will, if requested by the other party, seek to include the other party's shares in that sale.

         If ALatieF elects to pursue a public offering of the shares of AFIC, the parties have agreed to cooperate to obtain all approvals necessary or desirable for AFIC to be authorized to offer its shares to the public. If ALatieF elects to have any of AFIC's shares then owned by it included in such offering, PT-FI has agreed to allow the same percentage of its shares of AFIC to be included in such offering.

         The Joint Venture Agreement provides that AFIC's Board of Directors will consist of a maximum of three members, all of whom will be nominated by ALatieF, and the Board of Commissioners will consist of at least three members who will be nominated by ALatieF and PT-FI in proportion to their respective holdings of shares of AFIC. The Board of Directors of AFIC is responsible for the management and day-to-day operations of AFIC. The approval of a majority of the members of the Board of Commissioners, including at least one Commissioner elected from persons nominated by PT-FI, is required before the Board of Directors can cause AFIC to take certain actions, including (i) adoption of an annual operating and capital budget, (ii) borrowing money, binding AFIC as guarantor or granting certain security interests, (iii) acquiring or selling property having a value in excess of limits set by the Board of Commissioners from time to time, (iv) proposing any amendment to AFIC's Articles of Association, (v) participating in any other business enterprise, including establishing any subsidiary or (vi) distributing to shareholders the proceeds arising from the sale of any infrastructure assets.

         PT-FI and ALatieF have agreed to cause AFIC to use its equity capital contributed by the parties and the proceeds of the financing to acquire infrastructure properties from PT-FI for an aggregate purchase price of $180 million in addition to the $90 million of infrastructure assets previously acquired by AFIC. The purchase price of such assets will be equal to the audited construction cost thereof. If AFIC acquires infrastructure assets that are under construction, AFIC is required to pay to PT-FI a construction management fee equal to 2.5% of the purchase price thereof, unless waived by PT-FI.

         The purchase price for each asset will be equal to the total cost of construction of the asset, and the total price for all assets listed in the Joint Venture Agreement (including those previously acquired) will be $270 million. If the actual cost of the assets to be sold to AFIC is less than $270 million, PT-FI will make available for acquisition by AFIC additional properties approved by ALatieF so that the cost of all acquired infrastructure properties is not less than $270 million.

         PT-FI and AFIC have agreed to cooperate with each other to cause the geographical area encompassing the site of AFIC's assets to be established as an economic development zone so that they will enjoy certain benefits, including relief from certain taxes and duties. Although an economic development zone has not been established, PT-FI has received letters from the Director General of Taxes and the Director General of Customs and Excise which provide PT-FI relief from postponed import duties, value-added taxes and other taxes that would have become due at the time of any transfer of assets to AFIC.

         The Joint Venture Agreement provides that PT-FI may at any time reacquire any asset previously transferred to AFIC if PT-FI determines that a commercially exploitable deposit of minerals exists under, near or as part of such asset, if PT-FI requires all or part of such asset as the location of equipment or other facilities in connection with its mining and milling activities, if PT-FI determines that the asset has become or is likely to become a physical hazard to any person or property or if PT-FI reasonably determines that such reacquisition is necessary or advisable to enable it to comply with the New COW. In the event of such a reacquisition, AFIC has the option to require PT-FI to construct a property substantially similar to the reacquired asset, substitute another asset if available or pay a repurchase price equal to the greater of the fair market value of the asset or the debt encumbering such asset.


         With respect to each infrastructure asset acquired from PT-FI, AFIC has agreed to comply fully with the standards set forth in the purchase and sale agreement (or a services agreement entered into for such property), for the management, operation and maintenance of such property. The Joint Venture Agreement provides that the revenues received by AFIC under such agreements and from third parties will result in an annual after-tax cash flow to AFIC of not less than 15% on equity and 10% on debt on the original purchase price of the acquired infrastructure assets in each of the first seven years ending December 2000. Thereafter, for so long as PT-FI conducts mining operations in that area of Irian Jaya where the acquired infrastructure assets are located, the rate of return will be fixed at 11.67% per annum after tax applied to the original purchase price of the acquired infrastructure assets, calculated in accordance with the Joint Venture Agreement. PT-FI has agreed that until December 2000, subject to certain exceptions, it will subordinate or assign its share of any profits distributed by AFIC to ALatieF so that ALatieF will receive 100% of all distributable cash flow of AFIC in the most tax effective manner for both parties.


                               MANAGEMENT OF FCX

     Set forth below is information regarding the names, ages, principal occupations, other directorships and positions over the past five years of
    the directors and executive officers of FCX.   Certain information
    regarding compensation and securities ownership of these directors and officers is incorporated by reference. See "Incorporation of Documents By Reference."

    Directors

         The following table shows, as of December 31, 1993, the ages, principal occupations and employment during the past five years, other directorships and positions with FCX of each of its current directors, and the years in which they first became directors of FCX. None of the organizations referred to in such table is an affiliate of FCX except for FTX and PT-FI.


                                Principal Occupations            Year First
                           Other Directorships and Positions      Elected a
Name of Director     Age     Over the Past Five Years             Director
- -----------------   ----   ---------------------------------     ----------

Leland O.  Erdahl    65    Consultant.  President and Chief         1988
                           Executive Officer of Albuquerque
                           Uranium Corp., producer and seller
                           of uranium concentrates, until
                           1992.  President and Chief Executive
                           Officer of Stolar Inc., mining
                           industry services, products, and
                           equipment, until 1991. Director of
                           Canyon Resources Corporation, Hecla
                           Mining Company and Original Sixteen
                           to One Mine, Inc. Trustee of Freedom
                           Investment Trusts I, II and III.

Ronald Grossman      57    Consultant, Commissioner of PT-FI.       1988
                           Senior Vice President of FCX until
                           1993.  Executive Vice President and
                           Chief Financial Officer of FTX
                           until 1993.  Senior Vice President
                           of FTX until 1992.

Rene L. Latiolais     51   Director, President and Chief            1993
                           Operating Officer of FTX. Commissioner
                           of PT-FI. Executive Vice President
                           of FTX until 1993. Senior Vice
                           President of FTX until 1992.

George A. Mealey      60   President and Chief Executive Officer     1988
                           of FCX. Executive Vice President of
                           FTX. Director and Executive Vice
                           President of PT-FI.

James R. Moffett      55   Chairman of the Board of FCX.              1992
                           Director, Chairman of the Board and
                           Chief Executive
                           Officer of FTX. President Commissioner
                           of PT-FI.

Wolfgang F. Siege     61   Senior Vice President of Kreditanstalt     1988
                           fur Wiederaufbau, a bank owned by the
                           Federal Republic of Germany (the "FRG")
                           and the states comprising the FRG.

Elwin E. Smith        71   Sole proprietor of Elwin Smith Inter-      1988
                           national, consultants to global
                           industrial corporations.

Eiji Umene           68    Executive Advisor of Nippon Steel          1992
                           Corporation. Managing Director of
                           Nippon Steel Corporation and President
                           of its subsidiary, Nippon Steel
                           U.S.A., Inc., until 1989. Director of
                           Schlumberger Limited.


Executive Officers

     In addition to the elected executive officers of FCX (the "Elected FCX Executive Officers"), certain officers and employees of affiliates of FCX are deemed by FCX to be executive officers of FCX (the "Designated FCX Executive Officers") for purposes of the federal securities laws. Listed below are the names and ages, as of December 31, 1993, of each of the Elected FCX Executive Officers and the Designated FCX Executive Officers, together with the principal positions and offices with FCX, FTX and PT-FI held by each. All officers of FCX, FTX and PT-FI are elected or appointed for one-year terms, subject to earlier death, resignation or removal.


   Name                     Age                   Position or Office
   ----                     ---           -------------------------------

Richard C. Adkerson         47            Senior Vice President of FCX.
                                          Senior Vice President of FTX.
                                          Commissioner of PT-FI.

John G. Amato               50            General Counsel of FCX. General
                                          Counsel of FTX.
                                          Commissioner of PT-FI.

Richard H. Block*           43            Senior Vice President of FTX.


Thomas J. Egan*             49            Senior Vice President of FTX.

Charles W. Goodyear         36            Senior Vice President of FCX.
                                          Senior Vice President of FTX.
                                          Commissioner of PT-FI.

Hoediatmo Hoed*             54            President Director of PT-FI.

W. Russell King*            44            Senior Vice President of FTX.

Rene L. Latiolais*          51            Director of FCX.  Director,
                                          President and
                                          Chief Operating Officer of FTX.
                                          Commissioner
                                          of PT-FI.

George A. Mealey            60            Director, President and Chief
                                          Executive Officer of FCX. Executive
                                          Vice President of FTX. Director and
                                          Executive Vice President of PT-FI.

James R. Moffett            55            Director and Chairman of the Board
                                          of FCX. Director, Chairman of the
                                          Board and Chief Executive Officer
                                          of FTX. President Commissioner of
                                          PT-FI.

- --------------------
* This individual is a Designated FCX Executive Officer and not an Elected FCX Executive Officer. He is deemed by FCX to be a Designated FCX Executive Officer solely for purposes of the federal securities laws in view of his position and responsibilities as an executive officer of FTX or PT-FI as applicable; he holds no actual position as an officer of FCX.


     The individuals listed above, with the exceptions of Messrs. Adkerson, Amato and Goodyear, have served FCX, FTX or PT-FI in various executive
capacities for at least the last five years.   Until 1989, Mr. Adkerson was a
partner in Arthur Andersen & Co. and Mr. Goodyear was a Vice President of Kidder, Peabody & Co. Incorporated, an investment banking firm. During the past five years and prior to that period, Mr. Amato was engaged in the private practice of law and served as outside counsel to FCX, FTX and PT-FI.

                         RELATIONSHIP OF THE FCX GROUP
                              WITH THE FTX GROUP
Ownership of Stock

     FTX currently owns approximately 70% of the combined total outstanding shares of FCX's Class A Common Stock and Class B Common Stock. Through this ownership, FTX has, and will continue to have, the ultimate ability to control FCX and, through the direct ownership by FCX of 81.28% of PT-FI's capital stock, to control PT-FI. FTX and its consolidated subsidiaries other than FCX and PT-FI (the "FTX Group") have and will continue to have a variety of other corporate relationships with FCX and PT-FI. In addition to such other obligations as it may assume, FTX, as a controlling stockholder of FCX, has a fiduciary obligation under Delaware law to act in good faith and to exercise its rights of control in a manner that is fair and reasonable to the other stockholders of FCX.

     FTX, as FCX's ultimate controlling stockholder, controls and will continue to have the power to control the election of directors and decisions with respect to the use of cash generated by FCX and its subsidiaries (the "FCX Group"), including those with respect to the FCX Group's dividend policy. The determination of FTX as to the use of cash generated by the FCX Group may be affected by factors related to the cash requirements of the FTX Group. FTX also has sufficient voting control under Delaware corporate law to effect major corporate actions such as "going private" transactions and mergers without the concurrence of other stockholders.

     Although PT-FI has in the past relied on FTX to provide many management, administrative and technical services and will continue, under the Management Agreement discussed below, to make use of these services, it has always operated as a separate unit within FTX and will continue to do so.

     Under the terms of a credit agreement dated as of June 1, 1993, as amended (the "PT-FI Credit Agreement"), failure by FTX to maintain control of PT-FI or direct or indirect ownership of at least 50.1% of the PT-FI common stock would allow acceleration of the indebtedness thereunder. Similarly, for FCX to retain the benefits of insurance provided by the Overseas Private Investment Corporation, it is necessary for at least a majority of FCX's capital stock and of each class thereof to be held beneficially by U.S. persons.

Conflicts of Interests

     FTX is involved in the exploration for and extraction of natural resources. To avoid conflicts between the interests of the various FTX entities with respect to any future opportunities which may arise, it is anticipated that the FCX Group will have a priority with respect to copper exploration, development and mining in Indonesia. If the FCX Group determines for any reason not to pursue any opportunity within its area of priority, then FTX will be free to offer it to another FTX entity as it sees fit. It may be determined that it would be impractical for the FCX Group to act with respect to a particular exploration or development opportunity outside the mining area covered by the contract of work which preceded the New COW. For example, due to the size of the exploration area covered by the New COW, development of certain mineral prospects may be beyond the financial or other resources of FCX and might be undertaken by FTX alone or in conjunction with one or more third parties, which could include one of FTX's other subsidiaries. In addition, acquisition of certain mineral prospects or mining companies may be beyond the financial or other resources of FCX and might be undertaken by FTX alone or in conjunction with one of its other subsidiaries. Such development or acquisitions could lead to competition between the FCX Group and members of the FTX Group.

Management Agreement

     Pursuant to the terms of a Management Services Agreement (the "Management Agreement"), FTX furnishes general executive, administrative, financial, accounting, legal, environmental, insurance, personnel, engineering, tax, research and development, sales and certain other services to FCX and PT-FI. The nature and extent of the services provided under the Management Agreement are similar to those historically provided by FTX. The services of each of the executive officers of FCX and certain officers and employees of PT-FI are provided to FCX and PT-FI under the Management Agreement.

     The Management Agreement is subject to termination by any party on any December 31 if six months' prior written notice is given. FCX and PT-FI have agreed to reimburse FTX at FTX's cost, including allocated overhead, for such
services on a monthly basis.   The Management Agreement also provides for the
use of the services of certain of FCX's and PT-FI's employees by FTX and its subsidiaries on a similar cost reimbursement basis. The cost of such services is reimbursed monthly. The total amount charged by FTX to FCX and PT-FI, excluding any amounts paid with respect to employees seconded to PT-FI from FTX, was $33.4 million, $44.9 million and $49.0 million (excluding $10.7 million of restructuring costs) for the years ended December 31, 1991, 1992 and 1993, respectively.

     In February 1993, FTX outsourced its corporate engineering, research and development, environmental and safety functions and, to that end, contracted with a new company initially owned and staffed by former employees of FTX. The new company will furnish services similar to services provided by FTX in the past, and is anticipated to save PT-FI significant costs.

Debt Instruments

     The FTX Group maintains a revolving credit agreement with a syndicate of banks, dated as of June 1, 1993, as amended and restated (the "FTX Credit Agreement"), to provide funds for FTX's general corporate purposes. The FTX Credit Agreement provides that, under certain circumstances relating to excess borrowings thereunder or events of default thereunder, FTX and such affiliates must pledge stock owned by them, including the Class A Common Stock and Class B Common Stock of FCX owned directly by FTX, to secure outstanding borrowings under the FTX Credit Agreement. As of the date of this Prospectus, no FCX
stock was pledged under the FTX Credit Agreement.   To the extent FTX and its
other subsidiaries incur additional debt, the amount available to PT-FI under the PT-FI Credit Agreement may be reduced.

                      DESCRIPTION OF THE GUARANTEED NOTES

General


     The Guaranteed Notes will be issued under an indenture to be dated as of April 15, 1994 (the "Indenture"), by and among the Issuer, FCX and Chemical Bank, as Trustee (the "Trustee"). FCX will provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon such person's written or oral request, a copy of the Indenture relating to the Guaranteed Notes and the Guaranty. Any such request should be delivered to FCX, c/o FTX at 1615 Poydras Street, New Orleans, Louisiana 70112 (telephone (504) 582-4000), attention:
Michael C. Kilanowski, Jr., Secretary. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms included herein. Wherever particular sections or defined terms of the Indenture are referred to herein, such sections or defined terms shall be incorporated herein by reference. Unless the context otherwise requires, references to sections and defined terms refer to sections and defined terms of the Indenture.


     The Guaranteed Notes will be senior obligations of the Issuer unconditionally guaranteed on a senior basis by FCX, limited to $120 million in aggregate principal amount. The Guaranteed Notes will be issued in registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The principal of, premium, if any, Additional Amounts, if any, and interest on the Guaranteed Notes will be payable, and the Guaranteed Notes will be exchangeable and transferable, at the office or agency of the Issuer maintained for such purpose in The City of New York; provided, that payment of interest may be made at the option of the Issuer by check mailed to the holders of the Guaranteed Notes. Unless otherwise designated by the Issuer, the office of the Trustee maintained for such purpose shall be the Trustee's office or agency in The City of New York. No service charge will be made for any registration of transfer or exchange of Guaranteed Notes, but the Issuer may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith.

     The Indenture contains no restrictions on the ability of FCX to incur additional debt or to pay dividends or other distributions to its stockholders.

Maturity, Interest and Principal


     The Guaranteed Notes will mature on April 15, 2001. Interest on the Guaranteed Notes will accrue at a rate of 9 3/4% per annum, and will be payable semi-annually on each October 15 and April 15 commencing October 15, 1994, to the holders of record of the Guaranteed Notes on the immediately preceding October 1 and April 1.


     There is currently no United States, Netherlands or Indonesian withholding tax applicable to payments on the Guaranteed Notes. If any such withholding tax is imposed in the future, the Issuer will, subject to certain exceptions, pay Additional Amounts so that the net amount received by the holder of a Guaranteed Note after such withholding will be equal to the amount that would have been received if no tax had been applicable.

     "Additional Amounts" means, subject to certain limitations and exceptions (as set forth below), payment by the Issuer to a holder of a Guaranteed Note of such amounts as may be necessary so that every net payment of principal of, or interest on, the Guaranteed Notes, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon such holder by reason of the making of such payment or deemed payment by the United States, The Netherlands and Indonesia or any political subdivision or taxing authority of or in any of them, will not be less than the amount provided for in the Guaranteed Notes. However, the payments for or on account of the following shall be excluded from the above definition of "Additional Amounts":

         (a) any tax, assessment or other governmental charge imposed by the United States or any political or taxing authority thereof or therein which would not have been imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein, (ii) such holder's past or present status as a personal holding company, foreign personal holding company or controlled foreign corporation with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax or (iii) such holder's past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of FCX;

         (b) any tax, assessment or other governmental charge imposed by The Netherlands or any political subdivision or taxing authority thereof or therein which would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and The Netherlands, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen, resident or deemed resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein;

         (c) any tax, assessment or other governmental charge imposed by Indonesia or any political subdivision or taxing authority thereof or therein which would not have been imposed but for the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such holder, if such holder is an estate, trust, partnership or corporation) and Indonesia including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or being or having been present or engaged in a trade or business therein or having had a permanent establishment therein;

         (d) any tax, assessment or other governmental change that would not have been imposed but for the presentation of a Guaranteed Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

         (e) any estate, inheritance, gift, sales, transfer, personal property or similar tax, assessment or other governmental charge;

         (f) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments of the principal of or interest on a Guaranteed Note;

         (g) any tax, assessment or other governmental charge which would not have been imposed but for the failure of the holder to comply with certification, information or other reporting requirements concerning the nationality, residence, identity or connections of the holder or beneficial owner of such Guaranteed Note (i) with the United States, if the tax, assessment or governmental charge is imposed by the United States or any political subdivision or taxing authority thereof or therein, (ii) with The Netherlands, if the tax, assessment or governmental charge is imposed by The Netherlands or any political subdivision or taxing authority thereof or therein, and (iii) with Indonesia, if the tax, assessment or governmental charge is imposed by Indonesia or any political subdivision or taxing authority thereof or therein, if in each case such compliance is required by statute or by regulation of the respective taxing authority to establish entitlement to an exemption from such tax, assessment or other governmental charge; or

         (h)  any combination of items (a), (b), (c), (d), (e), (f) and (g);

nor shall Additional Amounts be paid to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Guaranteed Notes to the extent the beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner of the Guaranteed Notes would not have been entitled to payment of Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Guaranteed Note.

Guaranty

     Payment of the principal of, premium, if any, Additional Amounts, if any, and interest on the Guaranteed Notes as well as any obligations of FCX to repurchase the Guaranteed Notes following any Repurchase Event (as defined below) or an Asset Disposition Offer (as defined below) will be unconditionally guaranteed on a senior basis by FCX.

Application of Proceeds under Indenture


     The proceeds of the Offering of the Guaranteed Notes will be loaned by the Issuer initially to PT-FI and, assuming the Issuer receives a favorable ruling from the Netherlands banking authorities, ultimately to AFIC and one or more Infrastructure Affiliates and used to purchase infrastructure assets from PT-FI. See "Use of Proceeds." The Guaranteed Notes will not be secured by any infrastructure assets or the Underlying Notes. However, the obligations of AFIC and each Infrastructure Affiliate to the Issuer pursuant to the Underlying Notes will be secured by a pledge of the Master Services Agreements, as described below. The Indenture permits the Issuer to subsequently advance to PT-FI, AFIC or an Infrastructure Affiliate the proceeds of any repayments of the PT-FI Note or the Underlying Notes. The terms of the Underlying Notes are designed, together with the PT-FI Note, to provide the Issuer with funds in amounts and at times sufficient to allow the Issuer to meet all of its obligations on the Guaranteed Notes.


  PT-FI Note


     The proceeds from the sale of the Guaranteed Notes will initially be loaned by the Issuer to PT-FI on a senior, unsecured basis, and PT-FI will issue the PT-FI Note to the Issuer. The PT-FI Note will initially be in an aggregate principal amount equal to the aggregate principal amount of the Guaranteed Notes. The PT-FI Note will bear interest at a rate equal to the interest rate on the Guaranteed Notes plus up to .25% per annum, payable semi-annually on the interest payment dates on the Guaranteed Notes. The PT-FI Note will require PT-FI to pay to the Issuer such Underlying Additional Amounts as will allow the Issuer to pay any Additional Amounts that may be required to be paid by the Issuer on the Guaranteed Notes. The PT-FI Note will mature on August 14, 2001. The PT-FI Note will be subject to prepayment, in whole or in part, upon demand of the Issuer at any time. PT-FI will not have the right to prepay voluntarily the PT-FI Note. PT-FI may, with the Issuer's consent, reborrow funds it has previously repaid to the Issuer, and the principal amount of the PT-FI Note will be increased accordingly.


  Underlying Notes


     The Underlying Notes will be issued only if the Issuer receives a favorable ruling from the Netherlands banking authorities. See "Use of Proceeds."

     The proceeds from the sale of the Guaranteed Notes are intended, subject to receipt of the Netherlands approval described above, to be loaned by the Issuer to AFIC and one or more Infrastructure Affiliates to fund the purchase of infrastructure assets from PT-FI. Certain of the infrastructure assets to be acquired from PT-FI have not been identified. The first acquisition of infrastructure assets with the proceeds from the Guaranteed Notes is anticipated to take place in mid-1994.


     Prior to the time that AFIC or an Infrastructure Affiliate purchases infrastructure assets from PT-FI, it will notify the Issuer of such planned purchase, the aggregate purchase price for such assets, and the U.S. dollar amount to be borrowed by AFIC or such Infrastructure Affiliate to fund that purchase. The Issuer will require PT-FI to repay all or a portion of the PT-FI
Note in an amount equal to the U.S. dollar amount to be loaned by the Issuer to AFIC or such Infrastructure Affiliate. AFIC or such Infrastructure Affiliate will issue an Underlying Note in an amount equal to the amount loaned to it by the Issuer. The repayment of the PT-FI Note and the issuance of the Underlying Note will occur simultaneously.

     The Underlying Notes will be denominated in U.S. dollars, will bear interest at a rate equal to the interest rate on the Guaranteed Notes plus up to .25% and will be subject to redemption at any time in whole or in part (i) in connection with the repayment of the Guaranteed Notes, (ii) to fund a loan by the Issuer to PT-FI on the same terms as the PT-FI Note or (iii) to fund a loan by the Issuer to AFIC or an Infrastructure Affiliate on the same terms as the Underlying Notes.

     There is currently a 10% withholding tax applicable to payments on the Underlying Notes and the PT-FI Note. AFIC, any Infrastructure Affiliate and PT-FI will pay the Underlying Additional Amounts so that the amount received by the Issuer after such withholding will be equal to the amount that would have been received if no such tax had been payable.

     "Underlying Additional Amounts" means payment to the Issuer by PT-FI, AFIC or an Infrastructure Affiliate of such amounts as may be necessary so that every net payment of principal of, or interest on, the PT-FI Note or any Underlying Note, as the case may be, after deduction or withholding for or on account of any present or future tax, assessment or other governmental charge imposed upon such holder by reason of the making of such payment or deemed payment by the United States, The Netherlands and Indonesia or any political subdivision or taxing authority of or in any of them, will not be less than the amount provided for in the PT-FI Note or such Underlying Note, as the case may be.


     The Underlying Notes will be secured by a pledge by AFIC or the applicable Infrastructure Affiliate of certain rights under their respective Master Services Agreement to the payment of fees for the use of the infrastructure assets acquired with the proceeds of the Underlying Notes and to amounts paid with respect to obligations under the Underlying Notes. See "Business of the Issuer--Master Services Agreements." The Underlying Notes will provide that AFIC or such Infrastructure Affiliate will not amend, waive or terminate that Master Services Agreement if such amendment (i) would reduce the amounts payable by PT-FI to AFIC and all Infrastructure Affiliates for any period prior to the Stated Maturity of the Guaranteed Notes to an amount less than an amount sufficient to assure the payment of the principal of, interest on and Underlying Additional Amounts with respect to, the Underlying Notes or (ii) would in any other respect have a material adverse effect on the holders of the Guaranteed Notes, unless in either such case the holders of a majority in principal amount of the Guaranteed Notes consent to such amendment, waiver or termination. In addition, payment of amounts under the Master Services Agreements in respect of principal of, interest on and Underlying Additional Amounts with respect to, the Underlying Notes shall be made directly to a U.S. dollar account maintained by the Issuer with Chemical Bank outside Indonesia.

     The Indenture will require the Issuer to take or cause to be taken, all action required or desirable to maintain good and valid title to the PT-FI Note and the Underlying Notes. The Indenture will prohibit the Issuer from amending, waiving or terminating any provisions in the PT-FI Note or the Underlying Notes other than in connection with a permitted repayment of any such note. The Issuer will agree in the Indenture to enforce diligently and expeditiously all of its rights under the PT-FI Note and the Underlying Notes.

Optional Redemption

     The Guaranteed Notes are not redeemable at the option of the Issuer or FCX, except as provided below under ``Tax Redemption.''


Tax Redemption

     The Guaranteed Notes may be redeemed, in whole but not in part, at the option of the Issuer, upon not less than 30 nor more than 60 days' notice, at the redemption price of 100% of the principal amount plus accrued interest to the redemption date, if the Issuer, PT-FI, AFIC or any Infrastructure Affiliate becomes legally obligated, as a result of statutory or regulatory changes adopted on or after the date hereof generally affecting United States, Netherlands or Indonesian withholding taxes, to pay amounts on the Guaranteed Notes, the PT-FI Note or the Underlying Notes, as the case may be, in excess of amounts required to be paid by the Issuer, PT-FI, AFIC or such Infrastructure Affiliate on the date of the issuance of the Guaranteed Notes, PT-FI Note or the Underlying Notes, as the case may be; provided, however, that (1) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Issuer would be required to pay such Additional Amounts, or PT-FI, AFIC or any Infrastructure Affiliate would be required to pay such Underlying Additional Amounts, were a payment in respect of the Guaranteed Notes, PT-FI Note or the Underlying Notes then due, as the case may be, and (2) at the time such notice of redemption is given, such obligation to pay such Additional Amounts or Underlying Additional Amounts remains in effect. Immediately prior to the publication of any notice of redemption pursuant to this paragraph, the Issuer shall deliver to the Trustee
(i) a certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer so to redeem have occurred, and (ii) an opinion of independent legal counsel of recognized standing to the effect that the Issuer has or will become obligated to pay such Additional Amounts or that PT-FI, AFIC or any Infrastructure Affiliate, as the case may be, has or will become obligated to pay such Underlying Additional Amounts, in each case as a result of such change.

Certain Covenants

  Merger and Consolidation

     Neither the Issuer nor FCX will merge or consolidate with or into, or permit any person to consolidate with or merge into the Issuer or FCX, or convey, sell, transfer, lease or otherwise dispose of all or substantially all of its assets to any person, unless (i) the resulting, surviving or transferee person (if not FCX or the Issuer, as the case may be), shall be a person organized and existing under the laws of the United States or any State thereof or the District of Columbia except that, if only the Issuer enters into one of the aforementioned transactions, such person may be a person organized under the laws of The Netherlands, and such person shall expressly assume all obligations of the Issuer or FCX, as the case may be, for the payment of all amounts due in respect of the Guaranteed Notes and the performance of the Issuer's or FCX's, as the case may be, obligations under the Indenture by supplemental indenture satisfactory to the Trustee pursuant to the Indenture, (ii) immediately after giving effect to such merger, consolidation, sale or conveyance (and treating any Debt which becomes an obligation of, or any Lien which applies to any assets of, such successor entity or any Subsidiary of FCX or the Issuer as a result of such transaction as having been incurred by such entity or such Subsidiary at the time of such transaction), the Issuer or FCX, as the case may be, or such successor person shall not be in default in the performance of any covenant or condition of the Indenture to be performed or observed by the Issuer or FCX, as the case may be, and no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing and (iii) the Issuer and FCX shall each have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such merger, consolidation, sale or conveyance and such supplemental indenture (if any) comply with the Indenture.

  Limitation on Liens

     FCX will not create, incur, assume or suffer to exist any Lien upon any Capital Stock of the Issuer or PT-FI owned by FCX or any of its Subsidiaries securing any Indebtedness unless contemporaneously therewith effective provision is made to secure the Guaranteed Notes equally and ratably with such Indebtedness (or if such Indebtedness is subordinate in right of payment to the Guaranteed Notes, then the Guaranteed Notes are to be so secured prior to such Indebtedness) for so long as such Indebtedness is so secured.

     "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on a balance sheet of such person prepared in accordance with Generally Accepted Accounting Principles.

     "Capital Stock" means any and all shares, interests, rights to purchase, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

     "Commodity Price Protection Agreement" of any person means any forward contract, commodity swap, commodity option or other financial agreement or arrangement designed to protect against fluctuations in commodity prices.

     "Currency Exchange Protection Agreement" of any person means any forward foreign exchange agreement, currency swap, currency option or other financial agreement or arrangement designed to protect against fluctuations in currency exchange rates.

     "Debt" of any person means, without duplication,

     (i) the principal of and premium (if any) in respect of (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

     (ii) all Capital Lease Obligations of such person;

     (iii) all obligations of such person issued or assumed as the deferred (for 180 days or more) purchase price of property, all conditional sale obligations of such person and all obligations of such person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

     (iv) all obligations of such person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

     (v) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Redeemable Stock (but excluding any accrued dividends);

     (vi) all obligations of the type referred to in clauses (i) through (v) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guaranty; and

     (vii) all obligations of the type referred to in clauses (i) through (vi) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured.

     "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States which are in effect on the date of determination.

     "Indebtedness" of any person means, without duplication, all obligations of such person under any Debt, Interest Rate Protection Agreement, Currency Exchange Protection Agreement or Commodity Price Protection Agreement.

     "Interest Rate Protection Agreement" of any person means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect against fluctuations in interest rates, including any agreement which exchanges a fixed rate interest obligation for a floating rate interest obligation.

     "Lien" means any mortgage, deed of trust, pledge, charge, security interest, assignment, conditional sale, encumbrance or other title retention agreement.

     "Preferred Stock", as applied to Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the Stated Maturity of the Guaranteed Notes or is redeemable at the option of the holder thereof at any time on or prior to the first anniversary of the Stated Maturity of the Guaranteed Notes.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

     "Subsidiary" of a person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person or any of its Subsidiaries, and any partnership of which more than 50% of the partnership interests are owned, directly or indirectly, by such person or any of its Subsidiaries.

  Transactions with Affiliates

     FCX will not, and will not permit the Issuer, PT-FI or any Transferee Subsidiary to enter into any transaction or series of related transactions with any Affiliate of FCX (other than FCX, PT-FI, the Issuer or any Majority-Owned Subsidiary of any of FCX, the Issuer or PT-FI) that involves aggregate consideration in excess of $1 million and that is not in the ordinary course of its business and consistent with past practice between FCX, the Issuer, PT-FI or such Transferee Subsidiary, on the one hand, and its respective Affiliates, on the other hand, unless the transaction or series of related transactions is in writing and either (i) the Board of Directors of FCX or, as to any transaction involving PT-FI and its Subsidiaries, the Board of Commissioners of PT-FI, has adopted a resolution approving such transaction as having terms which are no less favorable to such person than those that would have been obtained in a comparable transaction by such person with an unrelated third person or (ii) FCX, the Issuer, PT-FI or such Transferee Subsidiary, as the case may be, delivers to the Trustee on behalf of the holders of the Guaranteed Notes a written opinion of a nationally recognized investment banking firm stating that such transaction is fair to FCX, the Issuer, PT-FI or such Transferee Subsidiary, as the case may be, from a financial point of view. The following transactions shall not be subject to this covenant: (1) transactions representing the pro rata rights of Affiliates of FCX, the Issuer, PT-FI or any Transferee Subsidiary as stockholders of FCX, the Issuer, PT-FI or such Transferee Subsidiary, including the right to receive pro rata dividends or other distributions, (2) the entry into or preformance of obligations under any management or administrative services arrangement or tax sharing or other similar agreement or arrangement that is either consistent with past practices of FCX, the Issuer, PT-FI or any Transferee Subsidiary or is approved by the Board of Directors of FCX as being in the best interests of FCX, the Issuer, PT-FI or such Transferee Subsidiary, as the case may be, (3) the sale, lease or other disposition of EIP Assets, now existing or to be constructed, or Undeveloped Mining Assets, and all arrangements related to the development, operation, use and financing of such assets (other than any sale, lease or other disposition to, or arrangement with, an entity which is an Affiliate other than by virtue of FCX's interest therein); provided that the Board of Directors of FCX, or, as to any transaction involving PT-FI and its Subsidiaries, the Board of Commissioners of PT-FI, shall have approved such transaction as being in the best interests of FCX or PT-FI, as the case may be, (4) transactions between FCX, the Issuer, PT-FI or such Transferee Subsidiary, or any of their respective Subsidiaries, on the one hand, and any employee of FCX, the Issuer, PT-FI or such Transferee Subsidiary, or any of their respective Subsidiaries, on the other hand, (5) the payment of reasonable and customary fees to directors and commissioners of FCX, the Issuer, PT-FI or such Transferee Subsidiary and (6) at any time when AFIC is an Affiliate of FCX and is not a Majority-Owned Subsidiary of FCX, the Issuer or PT-FI, any amendment to the Bank Master Services Agreement or any related agreement or arrangement involving any assets subject to such agreement that is made at the request of the Banks party to the AFIC
Credit Agreement.

     "Affiliate" of any specified person means (i) any other person which, directly or indirectly, is in control of, is controlled by or is under common control with such specified person or (ii) any other person who is a director or officer (A) of such specified person, (B) of any Subsidiary of such specified person or (C) of any person described in clause (i) above. For purposes of this definition, control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person whether by contract or otherwise and the terms "controlling" and "controlled" have meanings correlative to the foregoing. Notwithstanding the foregoing, no bank (or trustee or security agent therefor) party to the AFIC Credit Agreement, the PT-FI Credit Agreement or the FTX Credit Agreement, or any amendment to or replacement of any of the foregoing, shall be deemed to be an "Affiliate" by virtue of compliance with the requirements of any of the foregoing agreements, amendments or replacements, including the granting of the Liens provided for therein.

     "EIP Assets" means the commercial, residential, educational, retail, medical, recreational, environmental and other infrastructure facilities (including without limitation power, water and waste disposal systems, an industrial park, small business development facilities, port, marine, logistics and related assets under construction, airport, flood control or road facilities, hotel or other guest facilities and other general infrastructure facilities), constructed or to be constructed in connection with or to support the mining and milling operations of PT-FI in Irian Jaya, Indonesia; provided that the mining and milling production facilities of PT-FI in Irian Jaya, Indonesia shall not constitute EIP Assets.

     "Majority-Owned Subsidiary" means a Subsidiary of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such person, and any partnership of which more than 50% of the partnership interests are owned, directly or indirectly, by such person.

     "Transferee Subsidiary" means any Subsidiary of FCX to which PT-FI has transferred, after the date of the Indenture, property, plant and equipment with an aggregate net book value on the date of transfer in excess of $10 million.

     "Undeveloped Mining Assets" means the rights to explore for, mine, process, store and transport minerals and any assets or facilities used in connection with such rights or the exercise thereof; provided that the term "Undeveloped Mining Assets" shall not include (i) any such rights with respect to COW Area Block A, (ii) any assets or facilities used in connection with mining or processing on COW Area Block A or (iii) any such rights, assets or facilities to the extent acquired or developed with the proceeds of an Asset Disposition. The term "COW Area Block A" is defined in the New COW and includes all currently existing producing mines and proved and probable reserves of PT-FI in Irian Jaya, Indonesia.

  Certain Sales of Assets

     FCX will not, and will not permit PT-FI or any Transferee Subsidiary to, consummate any Asset Disposition other than in the ordinary course of business, unless: (i) FCX, PT-FI or such Transferee Subsidiary, as the case may be, receives consideration at the time of such Asset Disposition at least equal to the fair market value (as determined in good faith, including as to the value of all non-cash consideration, by the Board of Directors of FCX or, as to any transaction involving PT-FI or its Subsidiaries, the Board of Commissioners of PT-FI, whose determination shall be conclusive, of the shares or assets subject to such Asset Disposition, provided, that the requirements of this clause (i) will not apply to an Asset Disposition constituting a spin-off or other distribution to stockholders of FCX, PT-FI or such Transferee Subsidiary or, in the case of property subject to a Lien, to the sale of such property in a commercially reasonable manner by or on behalf of the person secured thereby or the taking possession of such property by such person in satisfaction of debt, and (ii) within the time period specified below, either (a) FCX, PT-FI or such Transferee Subsidiary applies the Net Proceeds either: (1) to acquire Guaranteed Notes or to repay any Senior Debt of FCX or any Debt of PT-FI (other than Indebtedness owing to any Affiliate of FCX or PT-FI but including any Indebtedness owing by PT-FI to AFIC under the Bank Master Services Agreement) or such Transferee Subsidiary or any Indebtedness secured by such shares or assets sold or otherwise disposed of, or (2) to commence to reinvest, either directly or through a Majority-Owned Subsidiary of FCX, such Net Proceeds in any natural resource business (including, without limitation, the production, exploration, extraction, development or refining of natural resources), whether or not conducted by FCX or PT-FI as of the date of the Indenture; or (b) to the extent FCX, PT-FI or such Transferee Subsidiary does not apply (or commence to apply) all or any part of such Net Proceeds in accordance with the immediately preceding clause
(a), FCX makes an offer (the "Asset Disposition Offer") in accordance with applicable law to purchase a principal amount of the Guaranteed Notes and any other Senior Debt of FCX or any Debt of PT-FI or a Subsidiary thereof (other than Indebtedness owed to any Affiliate of FCX or PT-FI, but including any Indebtedness owed by PT-FI to AFIC under the Bank Master Services Agreement), which is senior to or pari passu with the Guaranteed Notes and which contains a covenant substantially similar to this one equal to the amount of such Net Proceeds which FCX, PT-FI or such Transferee Subsidiary have not so applied (or commenced to apply in the case of clause (ii)(a)(2) above) pursuant to clause (a) above (the "Asset Disposition Offer Amount") at 100% of the principal amount thereof plus accrued interest or 100% of accreted value in the case of Indebtedness issued at a discount to its face amount. Other than in the case of an Asset Disposition of the type described in clause (B) of the definition of Net Proceeds, the acquisition or repayment must be completed, or such reinvestment must commence, or such Asset Disposition Offer must be made, within 360 days after the later of the consummation of the Asset Disposition or the receipt of the Net Proceeds therefrom. In the case of an Asset Disposition of the type described in clause (B) of the definition of Net Proceeds, FCX, PT-FI or such Transferee Subsidiary must complete an application of the Net Proceeds under either clause (ii)(a)(1) or (ii)(b) above at or prior to the distribution, spin-off, dividend or repurchase covered by clause (B) of the definition of Net Proceeds. Notwithstanding the foregoing, the acquisition, reinvestment or Asset Disposition Offer required by this covenant need not be made except to the extent that the aggregate cumulative amount of Net Proceeds received by FCX, PT-FI and any Transferee Subsidiary from all Asset Dispositions and not previously applied as provided in either clauses (a) or (b) above exceeds $150 million. To the extent the Asset Disposition Offer is not fully subscribed, the remaining Net Proceeds may be used for general corporate purposes, including without limitation the payment of dividends. Pending the required application of Net Proceeds, such Net Proceeds may be invested only in Permitted Investments. If an Asset Disposition Offer would otherwise be required to be made and the amount of such Asset Disposition Offer would be less than $20 million, FCX shall not be required to make such offer until such time as the total amount of Asset Dispositions which have occurred and as to which Asset Disposition Offers have not been made exceeds $20 million.

     "Asset Disposition" means, with respect to any person, any sale, transfer, conveyance, lease or other disposition (including, without limitation, by way of merger or consolidation, spin-off, or sale of shares of Capital Stock in any Subsidiary of such person but excluding any Sale-Leaseback Transaction) that is entered into and completed after the date of the Indenture to any person (other than a Majority-Owned Subsidiary of FCX, PT-FI or the Issuer) of (i) any assets (other than EIP Assets or Undeveloped Mining Assets) of such person or (ii) any shares of Capital Stock of such person's Subsidiaries (other than a Subsidiary substantially all of whose assets are EIP Assets, Undeveloped Mining Assets or both), which, in either case, results in Net Proceeds of $10 million or more. For purposes of this definition, the term "Asset Disposition" shall not include (i) any sale, transfer, conveyance, lease or other disposition of assets and properties of FCX governed by the "Merger and Consolidation" covenant or (ii) the granting of any Lien unless and until the property subject to such Lien is sold by or on behalf of the person secured thereby or such person takes possession of such property in satisfaction of debt.

     "Net Proceeds" from an Asset Disposition means:

         (A) cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received and also including any cash received upon sale or disposition of such note or receivable or upon sale or other disposition of other non-cash proceeds, but excluding any consideration received in the form of assumption by the acquiring person of Debt or other obligations relating to such properties or assets or received in any other non-cash form) therefrom; and

         (B) (i) in the case of an Asset Disposition (other than an Asset Disposition described in clauses (ii) or (iii) below) the aggregate fair market value of any non-cash assets received as consideration for such Asset Disposition, but only to the extent that such non-cash assets are then distributed by FCX as a dividend or other distribution to its stockholders, (ii) in the case of an Asset Disposition constituting a spin-off or other distribution to stockholders of FCX, the aggregate fair market value on the date of such Asset Disposition of any non-cash assets that are distributed by FCX as a dividend or other distribution to its stockholders as part of such Asset Disposition and (iii) in the case of an Asset Disposition pursuant to which FCX sells or otherwise conveys any non-cash assets to any of its stockholders (other than pursuant to a pro rata distribution to all of its stockholders) as consideration for the repurchase by FCX of any of its Capital Stock from such stockholders, the aggregate fair market value of the Capital Stock repurchased, provided that in each such case, fair market value shall be determined in good faith by the Board of Directors of FCX and such determination shall be conclusive; and, provided further, that, in the case of each of subclauses
    (i), (ii) and (iii) of this clause (B), any such Net Proceeds shall be deemed to have been received, in respect of any Asset Disposition, at the time when FCX distributes or otherwise sells or conveys such non-cash assets to its stockholders, in each case, net of all expenses, commissions and other fees or obligations incurred, all taxes required to be accrued and reasonable reserves for the after-tax cost of any indemnification (including environmental indemnification) payments and in each case net of all payments made on any Debt which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

     "Permitted Investment" means (i) interest bearing deposit accounts in United States national or state banks having a combined capital and surplus of not less than $100 million and a Moody's Bank Credit Report Service short-term deposit rating of P-1; (ii) bankers' acceptances drawn on and accepted by commercial banks having a combined capital and surplus of not less than $100 million and a Moody's Bank Credit Report Service short-term deposit rating of P-1; (iii) obligations of the United States of America or any agency or instrumentality of the United States of America; (iv) commercial or finance company paper which is rated A-1 by Standard & Poor's or P-1 by Moody's Investors Service; (v) corporate debt securities rated A-1 by Standard & Poor's or P-1 by Moody's Investors Service; (vi) repurchase agreements with banking or financial institutions having a combined capital and surplus of not less than $100 million and a Moody's Bank Credit Report Service short-term deposit rating of P-1 with respect to any of the foregoing obligations or securities; and (vii) money market funds with assets of at least $1 billion and portfolio guidelines consistent with the foregoing obligations and
securities.   Such investments shall have maturity dates, or shall be subject to redemption by the holder at the option of the holder, prior to the date which is one year from the date of purchase of such investment.

     "Sale-Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby a person transfers such property to another person and the transferor leases it from such person.

     "Senior Debt" of any person means any Debt of such person unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinated in right of payment to the Guaranteed Notes; provided, however, that Senior Debt shall not be deemed to include (1) any obligations of such person to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by such person or (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guaranties thereof or instruments evidencing such liabilities).

Repurchase in Event of Change of Control and Rating Decline

     Upon the occurrence of any Repurchase Event (as defined below), each holder of a Guaranteed Note shall have the right, at such holder's option, to require FCX to repurchase, and upon the exercise of such right FCX shall repurchase, all or any part of such holder's Guaranteed Notes, in integral multiples of $1,000, on the Repurchase Date (as defined below) at a repurchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to any Repurchase Date (the "Repurchase Price"), on the terms and conditions described below.

     Unless the Issuer shall have already called for the redemption of all outstanding Guaranteed Notes, within 30 days of the occurrence of any Repurchase Event, FCX or, at the request of FCX, the Trustee, shall mail to all holders of record of the Guaranteed Notes, and cause to be published as provided in the Indenture, a notice of the occurrence of such Repurchase Event and of the rights of each holder of Guaranteed Notes in connection therewith.


     To exercise a repurchase right, a holder of Guaranteed Notes shall deliver to the Trustee within 30 days after receiving the notice of the type described above, (1) irrevocable written notice of such holder's exercise of such right and (2) the Guaranteed Notes with respect to which the repurchase right is being exercised, duly endorsed for transfer to FCX. Guaranteed Notes held by a securities depository may be delivered in such other manner as may be agreed to by such securities depository and FCX or the Trustee. If the Repurchase Date falls during the period between the close of business on October 1 or April 1 in any year and the opening of business on the following October 15 or April 15, and the Guaranteed Notes have not been called for redemption on a redemption date within such period (or on such October 15 or April 15), any Guaranteed Notes delivered to the Trustee to be repurchased must be accompanied by payment of an amount equal to the interest thereon, if any, which the registered holder thereof is to receive on such October 15 or April 15, and, notwithstanding such repurchase, such interest payment will be made by FCX to the registered holder thereof on the next preceding October 1 or April 1.




     In the event a repurchase right shall be exercised in accordance with the terms of the Indenture, FCX shall pay or cause to be paid the Repurchase Price in cash to such holder on the Repurchase Date.

     If any Guaranteed Note surrendered for repurchase shall not be so paid on the Repurchase Date, such Guaranteed Note shall, until paid, continue to accrue interest, to the extent permitted by applicable law, from the Repurchase Date at the rate per annum specified on the face thereof. FCX shall pay to the holder of such Guaranteed Note the accrued amounts arising from this paragraph at the same time that it pays the Repurchase Price.

     Any Guaranteed Note which is to be repurchased only in part shall be surrendered at any office or agency of FCX designated for that purpose by FCX (with, if FCX or the Trustee so requires, due endorsement by, or a written instrument of transfer in form satisfactory to, FCX and the Trustee duly executed by, the holder thereof or his attorney duly authorized in writing), and FCX shall execute, and the Trustee shall authenticate and deliver to the holder of such Guaranteed Note without service charge, a new Guaranteed Note or Notes, of any authorized denomination as requested by such holder, in aggregate principal amount equal to and in exchange for the unrepurchased portion of the Guaranteed Note so surrendered.

     "Repurchase Event" means the occurrence of a Change of Control followed by a Rating Decline within the period of 60 days following the first public announcement of the circumstances giving rise to that Change of Control (the "Announcement") (which period shall be extended if during such 60 days either both Rating Agencies shall have placed FCX on credit watch or one of the Rating Agencies shall have placed FCX on credit watch and the other Rating Agency shall have made the determination described in the definition of Rating Decline, until such time as it can be determined that there has been a Rating Decline).

     "Change of Control" means the occurrence of any of the following events:

         (i) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than FTX in respect of FCX and FCX in respect of the Issuer) is or becomes the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder except that a person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Issuer or FCX;

         (ii) FCX ceases to own, directly or indirectly, at least 50.1% of the outstanding shares of the Capital Stock of PT-FI, or ceases to have the right, by share ownership, contract or otherwise, to elect at least one-half of the members of the Board of Commissioners of PT-FI; provided that no Change of Control shall be deemed to have occurred upon a consolidation or merger of PT-FI with or into FCX or into any Subsidiary of FCX in which FCX's direct or indirect percentage ownership interest equals or exceeds FCX's direct or indirect percentage ownership interest in PT-FI immediately prior to such transaction; or

         (iii) any direct or indirect sale, transfer, lease or conveyance, in one transaction or in a series of related transactions, of assets of PT-FI having a fair market value (as determined in good faith by the Board of Directors of FCX, which determination shall be conclusive) in excess of half of the aggregate fair market value (determined as set forth above) of PT-FI's assets as of the time of such sale, lease, transfer or conveyance to any person (other than a direct or indirect Subsidiary of FCX in which FCX's direct or indirect percentage ownership interest equals or exceeds FCX's direct or indirect percentage ownership interest in PT-FI immediately prior to such transaction) occurs.

     A "Rating Decline" shall be deemed to have occurred if the Guaranteed Notes shall be rated by each of the Rating Agencies at a rating which is lower than the rating of the Guaranteed Notes by such Rating Agency on the day before the Announcement by more than one gradation (whether or not within the same Rating Category).

     "Rating Agency" means Standard & Poor's Rating Group and its successors ("S&P") and Moody's Investors Service, Inc. and its successors ("Moody's"), or, if either S&P or Moody's shall not make a rating of the Guaranteed Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by FCX which shall be substituted for S&P or Moody's or both, as the case may be.

     "Rating Category" means each major rating category symbolized by (x) in the case of S&P, AAA, AA, A, BBB, BB, B, CCC, CC and C and each such Rating Category shall include pluses or minuses ("gradations") modifying such capital letters; (y) in the case of Moody's, Aaa, Aa, A, Baa, Ba, B, Caa, Ca and C and each such Rating Category shall include added numerals such as 1, 2 or 3 ("gradations") modifying such letters; and (2) with respect to any other Rating Agency, comparable or equivalent symbols.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

Events of Default; Notice of Default and Waiver

     The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Guaranteed Notes then outstanding may declare 100% of the principal amount thereof plus accrued and unpaid interest, if any, and Additional Amounts, if any, through the date of such declaration, on all Guaranteed Notes then outstanding to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount plus accrued and unpaid interest through the date of the occurrence of such event shall automatically become and be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Guaranteed Notes may rescind any such acceleration with respect to the Guaranteed Notes and its consequences. Interest shall accrue and be payable on demand on overdue interest and Additional Amounts, if any (to the extent that the payment of such interest shall be legally enforceable).

     Under the Indenture, an Event of Default is defined as any of the following: (i) default in payment of interest or Additional Amounts, with respect to any Guaranteed Note, when the same becomes due and payable, and continuance of such default for 30 days, (ii) default in payment of the principal with respect to any Guaranteed Note when the same becomes due and payable at its Stated Maturity, upon redemption or otherwise, (iii) failure by the Issuer to redeem or repurchase the Guaranteed Notes when required to do so under the Indenture or the Guaranteed Notes, (iv) failure by the Issuer or FCX to comply with the "Mergers and Consolidations" covenant, (v) failure by the Issuer or FCX to comply with any of its other agreements or covenants in the Guaranteed Notes or the Indenture, but only upon the receipt by the Issuer of notice of such default from the Trustee or from holders of not less than 25% in aggregate principal amount of the Guaranteed Notes then outstanding and the Issuer's or FCX's failure, as the case may be, to cure such default within 60 days after receipt by the Issuer of such notice, (vi) the acceleration of the maturity or non-payment within any applicable grace period after final maturity of any other Indebtedness (other than Non-Recourse Debt and other than Debt described in clause (v) of the definition of "Debt") of the Issuer, FCX, PT-FI, AFIC, any Infrastructure Affiliate or any Significant Subsidiary in a principal amount exceeding $20 million (or an equivalent amount in another currency) if such acceleration has not been rescinded or annulled within 30 days, (vii) the rendering of one or more judgments or decrees for the payment of money against the Issuer, FCX, PT-FI, AFIC, any Infrastructure Affiliate or any Significant Subsidiary in an aggregate amount equal to or in excess of $20 million (net of insurance) and either (a) any such judgments or decrees are not vacated, discharged, stayed or bonded pending appeal within 60 days after the judgment becomes final and nonappealable or (b) an enforcement proceeding has been commenced by any creditor upon such judgment or decree,
(viii) certain events of bankruptcy or insolvency of the Issuer, FCX, PT-FI, AFIC, any Infrastructure Affiliate or any Significant Subsidiary or (ix) the FCX Guaranty shall cease for any reason to be in full force and effect or FCX shall assert that the FCX Guaranty is not in full force and effect.

     The Trustee shall give notice to holders of the Guaranteed Notes of any continuing default known to it within 90 days after the occurrence thereof; provided, that the Trustee may withhold such notice as to any default other than a payment default, if it determines in good faith that withholding the notice is in the interest of the holders.

     The holders of a majority in aggregate principal amount of the outstanding Guaranteed Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee; provided, that the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the cost, expenses and liabilities which might be incurred by it in complying with any such direction. No holder of any Guaranteed Note will have any right to pursue any remedy with respect to the Guaranteed Notes, unless (i) such holder shall have previously given the Trustee written notice of a continuing event of default;
(ii) the holders of at least 25% in aggregate principal amount of the outstanding Guaranteed Notes shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders shall have offered to the Trustee reasonable indemnity satisfactory to it; (iv) the holders of a majority in aggregate principal amount of the outstanding Guaranteed Notes shall not have given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

     Notwithstanding the foregoing, the right of any holder (x) to receive payments of principal, premium, if any, Additional Amounts, if any, or interest payable with respect to any Guaranteed Note and any interest in respect of a default in the payment of any such amounts on such Guaranteed Note, on or after the due date expressed in such Guaranteed Note or (y) to institute suit for the enforcement of any such payment rights shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount at maturity of Guaranteed Notes at the time outstanding may waive any existing default and its consequences, other than (i) any default in any payment on the Guaranteed Notes, or (ii) any default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each Guaranteed Note as described in "Modification" below.

     The Issuer and FCX will be required to furnish to the Trustee annually a statement as to any default by the Issuer or FCX in the performance and observance of their respective obligations under the Indenture.

     "Non-Recourse Debt" means any Debt issued pursuant to any agreement or instrument which limits the liability of the borrower to the collateral securing such Debt so long as such collateral does not include any assets within or constituting a part of COW Area Block A.

     "Significant Subsidiary" means any Subsidiary of FCX which at the time of determination either (A) had assets which, as of the date of FCX's most recent quarterly consolidated balance sheet, constituted at least 5% of FCX's total assets on a consolidated basis as of such date, or (B) had revenues for the 12-month period ending on the date of FCX's most recent quarterly consolidated statement of income which constituted at least 5% of FCX's total revenues on a consolidated basis for such period.

Modification

     Modification and amendment of the Indenture or the Guaranteed Notes may be effected by the Issuer, FCX and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the Guaranteed Notes then outstanding. However, without the consent of each holder affected thereby, no amendment may, among other things, (i) change the stated maturity of the principal of, or any installment of interest on, any Guaranteed Note, alter the principal amount of a Guaranteed Note or the rate of, or extend the time of payment of, interest thereon or any premium or Additional Amounts payable thereon, change the place of payment where or the coin or currency in which amounts due on the Guaranteed Notes are payable, reduce or alter the method of computation of any amount payable on redemption or repayment thereof (or the time at which any such redemption may be made); (ii) make any reduction in the principal amount of Guaranteed Notes whose holders must consent to an amendment or any waiver under the Indenture or modify the Indenture provisions relating to such amendments or waivers; (iii) impair or affect the right to institute suit for the enforcement of any payment with respect to the Guaranteed Notes; (iv) following the mailing of an Asset Disposition Offer or an occurrence of a Repurchase Event, modify the Indenture provisions with respect to such offer or Repurchase Event in a manner adverse to such holder or (v) change in any manner adverse to the interests of any holders of the Guaranteed Notes the obligations of FCX pursuant to the FCX Guaranty.




     Without the consent of any holder of Guaranteed Notes, the Issuer, FCX and the Trustee may amend the Indenture to (i) cure any ambiguity, defect or inconsistency, provided that no such amendment will materially and adversely affect the interests of the holders of the Guaranteed Notes;
(ii) provide for the assumption by a successor to the Issuer or FCX of the respective obligations of the Issuer or FCX under the Indenture,
(iii) provide for uncertificated Guaranteed Notes in addition to certificated Guaranteed Notes, so long as such uncertificated Guaranteed Notes are in registered form for United States federal income tax purposes, (iv) make any change that does not adversely affect the interests of the holders of Guaranteed Notes, (v) make any change to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, or (vi) add to the covenants or obligations of the Issuer or FCX under the Indenture or surrender any right, power or option conferred by the Indenture on the Issuer or FCX.


Satisfaction, Discharge and Defeasance of the Indenture

     The Issuer may satisfy and discharge the obligations of the Issuer and FCX under the Indenture and the Guaranty by delivering to the Trustee for cancellation all outstanding Guaranteed Notes or by depositing with the Trustee, after the Guaranteed Notes have become due and payable, cash sufficient to pay at the Stated Maturity all of the outstanding Guaranteed Notes and paying all other sums payable under the Indenture by the Issuer.

     Under terms satisfactory to the Trustee, the Issuer may discharge substantially all obligations of the Issuer and FCX under the Indenture to holders of Guaranteed Notes which by their terms are due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee in trust for the benefit of the holders, (i) money in an amount or (ii) U.S. government obligations which through the payment of interest and principal will provide, not later than one day before the due date of payments in respect of the Guaranteed Notes, money in an amount, or
(iii) a combination thereof, sufficient to pay and discharge the principal of and premium, if any, Additional Amounts, if any, and interest on, the Guaranteed Notes then outstanding at and through the maturity or redemption date; provided that FCX has theretofore assumed the obligations of the Issuer under the Guaranteed Notes as described under "Assumption of Direct Obligations by FCX."

     FCX may also discharge substantially all of its obligations under the Indenture ("defeasance"); provided that FCX has theretofore assumed the obligations of the Issuer under the Guaranteed Notes as described under "Assumption of Direct Obligations by FCX." Under terms satisfactory to the Trustee, the Issuer and FCX may instead be released from the obligations imposed by certain provisions of the Indenture ("Defeasable Events"), including the covenants described above limiting liens, consolidations, mergers, transactions with affiliates and investments by the Issuer and requiring repurchase of the Guaranteed Notes in the event of certain Asset Dispositions and upon an occurrence of any Repurchase Event and omit to comply with such provisions without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things, the Issuer or FCX irrevocably deposits with the Trustee in trust for the benefit of the holders, (i) money in an amount or (ii) United States government obligations which through the payment of interest and principal will provide, not later than one day before the due date of principal of, premium, if any, and each installment of interest in respect of the Guaranteed Notes, money in an amount, or (iii) a combination thereof, sufficient to pay and discharge the principal of, premium, if any, and interest on the Guaranteed Notes then outstanding at maturity or at the earliest date at which the Issuer or FCX may redeem such Guaranteed Notes if the Issuer or FCX has made adequate arrangements with the Trustee to redeem such Guaranteed Notes at such time. Such a trust may only be established if the Issuer has delivered to the Trustee an Opinion of Counsel acceptable to the Trustee (who may be counsel to the Issuer) to the effect that the defeasance and discharge will not be deemed, or result in, a taxable event, with respect to holders of the Guaranteed Notes and that the creation of the trust will not violate the Investment Company Act of 1940. The Indenture will not be discharged if, among other things, an Event of Default (other than a Defeasable Event), or an event which with notice or lapse of time would have become such an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 91st day after such date. In the event of any such defeasance and discharge, the holders of the Guaranteed Notes will thereafter be able to look only to such trust fund for payment of principal and interest on the Guaranteed Notes.

Information Concerning the Trustee

     Chemical Bank will initially be the Trustee and Registrar under the Indenture. Chemical Bank has performed a variety of financial services for FCX and is agent bank and a lender under FTX's Credit Agreement.

Financial Reports

     The Issuer and FCX will each provide to the Trustee a copy of all financial reports each files with the Commission. If, during any reporting period, FCX is not required to file such reports with the Commission, FCX will provide to the Trustee the same financial reports concerning FCX as if FCX were so required.

Assumption of Direct Obligations by FCX

     FCX may at any time, in its sole discretion, directly assume, by a supplemental indenture, the obligations of the Issuer for the payment of the principal of, premium, if any, Additional Amounts, if any and interest on the Guaranteed Notes and for the fulfillment of all covenants of the Issuer contained in the Indenture. Upon such assumption by FCX, FCX will succeed to and be substituted in all respects for the Issuer under the Indenture, and the Issuer will be released from all of its obligations under the Indenture and the Guaranteed Notes.

                                   TAXATION

     The following summary of certain United States federal, Netherlands and Indonesia income taxes is based on the advice of Miller & Chevalier, Chartered, tax counsel to the Issuer and FCX, with respect to United States federal income taxes, Stibbe Simont Monahan Duhot, Netherlands counsel to the Issuer and FCX, with respect to Netherlands taxes and Drs. Siddharta & Siddharta, a member firm of Coopers & Lybrand (International), Indonesia tax advisors to the Issuer and FCX, with respect to Indonesian taxes. For purposes of this summary, a "U.S. Holder" is any holder of Guaranteed Notes that is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of source. A "Non-U.S. Holder" is any holder of Guaranteed Notes that is not a U.S. Holder. This summary is addressed to original holders that hold the Guaranteed Notes as capital assets and does not address aspects of United States federal income taxation that may be applicable to particular U.S. Holders, such as insurance companies, banks, or dealers in securities or currencies, or to U.S. Holders that will hold a Guaranteed Note as part of a position in a "straddle" or as part of a hedging transaction for United States tax purposes or that have a "functional currency" other than the United States dollar. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE UNITED STATES, NETHERLANDS, INDONESIA, AND ANY OTHER TAX CONSEQUENCES OF AN INVESTMENT IN THE GUARANTEED NOTES.

United States Income Tax Considerations

     The Issuer believes, and intends to take the position, that the Guaranteed Notes are debt of the Issuer for United States federal income tax purposes. It is possible because of the FCX Guaranty that the Internal Revenue Service ("IRS") could assert that the Guaranteed Notes are debt of FCX, but such a characterization should not affect holders to which this summary applies. Recently enacted legislation authorizes the Treasury Secretary to issue regulations recharacterizing "multiple-party financing transactions" as a transaction directly among any two or more of the parties involved where the Secretary determines that such recharacterization is "appropriate" to prevent avoidance of any United States federal taxes. It is possible that such regulations could be issued and could apply retroactively to the Guaranteed Notes with the result, depending on the scope of such regulations, that the Guaranteed Notes might be recharacterized for United States federal tax purposes as debt of FCX, AFIC, or an Infrastructure Affiliate. The following discussion assumes that the Guaranteed Notes will be treated as debt of the Issuer for federal income tax purposes.

     Interest. The gross amount of interest (including Additional Amounts, if any, paid in respect of withholding taxes) on a Guaranteed Note will be included in the income of a U.S. Holder in accordance with the holder's usual method of tax accounting, and will be treated as foreign source income for United States federal income tax purposes.

     Sale, Exchange or Disposition. A U.S. Holder will recognize gain or loss upon the sale, exchange or other disposition of the Guaranteed Notes in an amount equal to the difference between the amount realized upon the sale, exchange or other disposition and the U.S. Holder's adjusted tax basis in such Guaranteed Notes. Gain or loss recognized by a U.S. Holder on a sale, exchange or other disposition of Guaranteed Notes will be long-term capital gain or loss if the Guaranteed Notes have been held more than one year at the time of the sale. Any gain or loss recognized by a U.S. Holder generally will be treated as from sources within the United States.

     Assumption of Guaranteed Notes by FCX. It is unclear whether the assumption of the obligations on the Guaranteed Notes by FCX pursuant to its option would constitute a taxable event for federal income tax purposes. Under proposed Treasury regulations, an alteration of a legal right or obligation is not a modification of a debt instrument if it occurs by operation of the original terms of the instrument. If the assumption were treated as a significant modification of the Guaranteed Notes, however, it would be treated as a taxable exchange of the Guaranteed Notes for new notes of FCX ("New FCX Notes"). Holders would recognize gain or loss on the exchange measured by the difference between the issue price of the New FCX Notes (as determined under applicable Treasury regulations) and the adjusted tax basis of the Guaranteed Notes.

     Taxation of Non-U.S. Holders. Non-U.S. Holders will not be subject to United States federal income tax on payments of interest (and Additional Amounts, if any) with respect to the Guaranteed Notes, unless such interest and Additional Amounts are effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States. If the Guaranteed Notes were treated as FCX debt, Non-U.S. Holders would not be subject to United States income or withholding taxes on interest (and Additional Amounts, if any) so long as (1) the Guaranteed Note is not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, (2) the Non-U.S. Holder is not related to FCX through stock ownership, and (3) at least 80% of FCX's gross income for a relevant three-year testing period has been derived from sources outside the United States and is attributable to non-U.S. active business operations. Significantly more than 80% of FCX's income (which is derived primarily from interest and dividends from PT-FI) has been and is likely to continue to be active foreign business income. A Non-U.S. Holder generally will not be subject to United States federal income tax on any gain realized on the sale, exchange, or other disposition of Guaranteed Notes, unless (i) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States, or (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more during the year of such sale, exchange or disposition and certain other conditions are met. The same rules would apply to a sale, exchange or other disposition if the Guaranteed Notes were treated as FCX debt.

     Information Reporting and Backup Withholding. Certain payments in respect of Guaranteed Notes may be subject to information reporting to the IRS and to a 31% United States backup withholding tax. Backup withholding will not apply, however, to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification or who is otherwise exempt from backup withholding. Generally, a U.S. Holder will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) and a Non-U.S. Holder will provide such certification on Form W-8 (Certificate of Foreign Status).

Netherlands Tax Considerations

     Payments under the Guaranteed Notes by the Issuer and by any paying agent to a holder of the Guaranteed Notes will not be subject to Netherlands withholding tax.

     A holder of the Guaranteed Notes is not subject to Netherlands income tax in respect of any payments under the Guaranteed Notes or in respect of any gain realized on the alienation of the Guaranteed Notes, provided that such holder:

     i) is not a resident or deemed resident of The Netherlands;

     ii) does not own an enterprise or an interest in an enterprise which is carried on through a permanent establishment or permanent representative in The Netherlands to which or to whom the Guaranteed Notes or the payments under the Guaranteed Notes are attributable; and

     iii) does not have a substantial interest or deemed substantial interest in the share capital of the Issuer or, in the event a holder does have such interest, such interest is attributable to an enterprise carried on by the holder or on his behalf.

     A taxpayer is considered to have a substantial interest in the share capital of the Issuer if he owned during the preceding five years, directly or indirectly, at least one third of the entire paid-in capital or of the paid-in capital of a certain class or classes of shares of the Issuer. If the taxpayer is an individual, shares owned by certain relatives will be attributed to the taxpayer, but in the case of attribution from relatives the taxpayer will only be deemed to own a substantial interest in the Issuer if he owns, directly or indirectly, with attribution from his spouse, more than 7% of the nominal paid-in capital of the Issuer or of a certain class or classes of shares of the Issuer.

     A holder of the Guaranteed Notes is not subject to Netherlands net wealth tax in respect of the Guaranteed Notes, provided such holder is not an individual, or, if such holder is an individual, provided that such holder does not own an enterprise or an interest in an enterprise which is carried on through a permanent establishment or permanent representative in The Netherlands to which or to whom the Guaranteed Notes are attributable.

     No gift, estate or inheritance tax arises in The Netherlands on a gift of Guaranteed Notes by, or on the death of a holder of, the Guaranteed Notes who is neither a resident nor a deemed resident of The Netherlands, unless such holder of the Guaranteed Notes owns, or owned, an enterprise or an interest in an enterprise which is carried on through a permanent establishment or permanent representative in The Netherlands to which or to whom the Guaranteed Notes are attributable.

Indonesia Tax Considerations

     Payments of interest under the PT-FI Note and the Underlying Notes are currently subject to Indonesian withholding tax in the amount of 10%, a reduced rate applicable to residents of The Netherlands under the double tax treaty between Indonesia and The Netherlands. AFIC has agreed, and each Infrastructure Affiliate will agree, to pay Underlying Additional Amounts with respect to the Underlying Notes so that the net amount received by the Issuer after such withholding will be equal to the amount that would have been received if no such tax had been payable. If PT-FI, AFIC and/or any Infrastructure Affiliate becomes legally obligated, as a result of statutory or regulatory changes adopted on or after the date hereof generally affecting Indonesian withholding taxes, to pay Underlying Additional Amounts on the PT-FI Note or the Underlying Notes, as the case may be, the Issuer may redeem the Guaranteed Notes, in whole but not in part, at 100% of the principal amount thereof plus accrued and unpaid interest on the date of redemption.
See "Description of the Guaranteed Notes--Tax Redemption."

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     The following summary of the instruments governing certain indebtedness of AFIC does not purport to be complete and is qualified in its entirety by reference to such instruments, copies of which have been filed, or incorporated by reference, as exhibits to the Registration Statement of which this Prospectus is a part. Capitalized terms used but not defined herein have the meanings ascribed to them in such instruments. Simultaneously with the issuance of the Guaranteed Notes, the AFIC Credit Agreement and related documents will be amended in certain respects, which will require the consent of the lenders that are signatories under the AFIC Credit Agreement (the "Banks"). Unless otherwise indicated the following descriptions of the AFIC Credit Agreement assume the effectiveness of such amendments and consent.

AFIC Credit Agreement

     Pursuant to the AFIC Credit Agreement dated as of December 15, 1993, among AFIC, the Banks and The Chase Manhattan Bank (National Association), as agent for the Banks (the "Agent"), the Banks have made a term loan to AFIC in an aggregate principal amount of $60 million with a final maturity of December 15, 1999. The loan bears interest on the unpaid principal amount at a rate per annum equal to a reserve adjusted eurodollar rate plus 2-1/2%. AFIC is required to repay the principal amount of the loan in quarterly installments of $750,000 commencing March 15, 1994 through September 15, 1999. In addition, the AFIC Credit Agreement provides for mandatory prepayments upon the occurrence of certain events.

     Description of Guaranty and Security. The obligations of AFIC under the AFIC Credit Agreement are guaranteed by PT-FI and they are secured by a pledge of all of AFIC's existing assets financed with proceeds of borrowings under the AFIC Credit Agreement and related receivables but not including the Master Services Agreements (other than the Bank Master Services Agreement).

     Covenants of AFIC and PT-FI. Financial covenants under the AFIC Credit Agreement include (i) a requirement that AFIC maintain certain insurance coverage and certain limitations with respect to the use of proceeds of such insurance, (ii) restrictions on mergers, consolidations and acquisitions by AFIC with certain limited exceptions related to identified infrastructure assets, (iii) restrictions on sales of assets (subject to certain limited exceptions), (iv) a restriction on AFIC's entry into new lines of business,
(v) a limitation on AFIC granting liens in respect of its assets subject to certain exceptions, including for liens created pursuant to the security documents in favor of the Banks, (vi) a limitation on investments which may be made by AFIC, (vii) a restriction on dividend payments by AFIC, subject to certain exceptions for quarterly cash dividends so long as there is no default on the loans and subject to certain other conditions, (viii) a limitation on affiliate transactions and (ix) a restriction on the ability of AFIC to transfer any ownership interests in AFIC or any securities convertible into any such shares, without prior written consent of Banks. The AFIC Credit Agreement also limits the ability of AFIC to incur additional indebtedness other than the Underlying Notes.

     Under the Guarantee Agreement, PT-FI has agreed to certain covenants, including a limitation on its ability to incur debt. The Guarantee Agreement requires that PT-FI maintain a Fixed Charge Ratio (as defined) as of the end of any fiscal quarter of 1.25 to 1. The Guarantee Agreement contains certain additional covenants, including covenants which limit the ability of PT-FI to merge or consolidate with other entities or to convey, sell, lease, transfer or otherwise dispose of a substantial portion of its assets.

     Events of Default. The AFIC Credit Agreement specifies certain events of default which permit the Banks to declare all outstanding amounts under the AFIC Credit Agreement to be due and payable. These include, among other things, a default in the payment when due of any installment of principal on the loan; a default in the payment when due of any interest on the loan and continuance of such default for five days after the due date; PT-FI default in payment of any amounts due under the PT-FI Guarantee; bankruptcy of AFIC or PT-FI; any representation, warranty or certificate by AFIC or PT-FI in the AFIC Credit Agreement or related documents shall prove to have been false or misleading in any material respect when made; a default by any of AFIC or PT-FI in the performance of its covenants set forth in the AFIC Credit Agreement or related agreements, subject in the case of certain covenants to a notice requirement; a default by AFIC in the payment when due of any amount in respect of any indebtedness (other than the loan under the AFIC Credit Agreement) having an aggregate principal amount of at least $500,000, or the occurrence of any event specified in an agreement relating to any indebtedness (other than the loan under the AFIC Credit Agreement) that has the effect to cause or (with or without the giving of any required notice or the expiration of any grace period or both) to permit the holders of such indebtedness to cause indebtedness of AFIC at least equal to $500,000 to become due; a cross-default of any PT-FI debt over $10 million; a default by PT-FI under the FTX Credit Agreement; termination of the New COW; a failure by PT-FI to make payments under the Bank Master Services Agreement; judgment and ERISA defaults; a default by any of AFIC, ALatieF or PT-FI in its obligations under any Project Document that is not remedied or waived within 30 days after the occurrence thereof; a failure by FTX to own directly or indirectly, beneficially or of record, at least 50.1% of the voting stock of PT-FI or otherwise to possess the power to direct the management of PT-FI.

     Bank Master Services Agreement. AFIC has entered into a Master Services Agreement dated as of December 15, 1993 with PT-FI (the "Bank Master Services Agreement") pursuant to which AFIC has agreed to assume responsibility for the performance of certain administrative and supply services related to the initial group of assets transferred by PT-FI to AFIC. The Bank Master Services Agreement provides that PT-FI will pay sufficient amounts thereunder to cover all of AFIC's expenses, including debt servicing so long as loans under the AFIC Credit Agreement are outstanding. PT-FI has also agreed to provide certain support services including electricity, water, waste disposal, transportation, maintenance and repairs, security and other similar services necessary in connection with the ownership, construction, maintenance and operation by AFIC of the acquired assets. These support services may initially be provided by PT-FI to AFIC free of charge, although PT-FI reserves the option to later establish reasonable charges and contractual arrangements for any and all such support services.

PT-FI Credit Agreement

     PT-FI entered into an amended $550 million credit agreement in June 1993 (the "PT-FI Credit Agreement"). The PT-FI Credit Agreement, guaranteed by FCX and FTX, is structured as a three year revolving line of credit followed by a 3 1/2 year reducing revolving line of credit. The PT-FI Credit Agreement is part of an $800 million committed credit facility available to FTX and its subsidiaries including PT-FI and is subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX and its subsidiaries, including PT-FI. PT-FI's limit under the facility is $550 million subject to the borrowing base discussed above. Interest is variable and commitment fees are payable at 0.375% per annum on the average daily unused commitment. The PT-FI Credit Agreement provides for working capital requirements, specified coverage of fixed charges, and restrictions on other borrowings. PT-FI has assigned its existing and future sales contracts and pledged its rights under the New COW, accounts receivable and other assets as security for its borrowings under the PT-FI Credit Agreement. As of December 31, 1993, $547.5 million was available under the current borrowing base and $412.0 million of borrowings were unused under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to PT-FI under the PT-FI Credit Agreement may be reduced. The average interest rate on borrowings under the PT-FI Credit Agreement was 4.4% during 1993, 5.1% during 1992 and 7.4% during 1991.

     The PT-FI Credit Agreement contains covenants addressing financial reporting requirements, maintenance of insurance, limitations on mergers and acquisitions, restrictions on asset dispositions, limitations on liens and limitations on the incurrence of additional indebtedness and various other covenants that are customary for credit facilities of this type.

     Under the terms of the PT-FI Credit Agreement, events of default include failure to pay principal and interest when due, failure to comply with the covenants set forth in the PT-FI Credit Agreement, cross-default to certain other indebtedness, a bankruptcy filing on either a voluntary or involuntary basis and the failure of FTX to own directly or indirectly such number of shares of voting stock of PT-FI as is needed to effectively control its policy and direction. However, a number of the events of default under the PT-FI Credit Agreement also relate to FTX and its other subsidiaries as well as to PT-FI and may occur independently of actions taken or not taken by PT-FI. As of December 31, 1993, PT-FI was in compliance with the terms of the PT-FI Credit Agreement.

                      DESCRIPTION OF FCX PREFERRED STOCK
                         AND SPECIAL PREFERENCE STOCK


Step-Up Convertible Preferred Stock

     As of December 31, 1993, FCX had outstanding 700,000 shares of Step-Up
Convertible Preferred Stock, par value $0.10 per share.   The Step-Up
Convertible Preferred Stock is represented by depositary shares, each of which represents 0.05 shares of such stock. The Step-Up Convertible Preferred Stock ranks, as to payment of dividends and distribution upon liquidation, pari passu with Special Preference Stock (as defined below) and Gold-Denominated Preferred Stock (as defined below) of FCX and senior to the Class A and Class B Common Stock of FCX.

     The depositary shares have a liquidation preference of $25.00 per share (equivalent to $500.00 per share of Step-Up Convertible Preferred Stock) and are convertible at the option of the holder at any time, unless previously redeemed, into approximately 0.826 shares of Class A Common Stock (equivalent to a conversion price of $30.28 per share of Class A Common Stock), subject to adjustment in certain circumstances. Dividends on the Step-Up Convertible Preferred Stock are cumulative and are payable quarterly in an amount equivalent to $1.25 per annum per depositary share through August 1, 1996 and thereafter in an amount equivalent to $1.75 per annum per depositary share until redemption or conversion.

     The depositary shares are not redeemable prior to August 1, 1996. Thereafter and prior to August 1, 1999, the depositary shares are redeemable at the option of FCX, in whole or in part, for such number of shares of Class A Common Stock as are issuable at a conversion rate of approximately 0.826 shares of Class A Common Stock for each depositary share, subject to adjustment in certain circumstances. FCX may exercise this option only if the trading prices of the Class A Common Stock as measured for a specified number of trading days prior to public notice of the redemption have exceeded $38.44 per share, subject to adjustment in certain circumstances. On and after August 1, 1999, the depositary shares are redeemable, in whole or in part, at the option of FCX, at a redemption price of $25.00 per depositary share plus accrued and unpaid dividends. FCX may, at its option, subject to certain exceptions, pay the redemption price in cash, Class A Common Stock or any combination thereof.

     The Step-Up Convertible Preferred Stock has limited voting rights triggered by the failure of FCX to pay dividends in an amount equal to six full quarterly dividends or by the proposed amendment to the Certificate of Incorporation of FCX so as to adversely affect the rights of holders of Step-Up Convertible Preferred Stock. Voting rights are not triggered upon amendment to the Certificate of Incorporation to authorize other series of stock of FCX ranking on a parity with or junior to the Step-Up Convertible Preferred Stock as to dividends or rights upon liquidation.

Special Preference Stock

     As of December 31, 1993, FCX had outstanding 26,400,000 shares of 7% Convertible Exchangeable Special Preference Stock, par value $0.10 per share (the "Special Preference Stock"), a series of Special Stock. The Special Preference Stock is represented by depositary shares, each of which represents 2 16/17 shares of Special Preference Stock. The Special Preference Stock is redeemable at the option of FCX, in whole or in part, at prices declining to $25.00 per depositary share, commencing on August 1, 1995. The Special Preference Stock ranks, as to payment of dividends and distributions upon liquidation, pari passu with the Step-Up Convertible Preferred Stock and the Gold-Denominated Preferred Stock and prior to the Class A and Class B Common Stock. Holders of shares of Special Preference Stock will be entitled to receive cumulative cash dividends at an annual rate equivalent to $0.595 per share ($1.75 per depositary share) when and as and if declared by the Board of Directors of FCX, which dividends are payable quarterly. After full cumulative dividends on Special Preference Stock for all past and current quarterly dividend periods, have been paid in full, the Special Preference Stock will not be entitled to participate with the Class A and Class B Common Stock in any further distributions by FCX (except upon liquidation, dissolution or winding up of FCX). In the event of any such liquidation, dissolution or winding up, after payment or provision for payment of the debts and other liabilities of FCX, the holders of Special Preference Stock will be entitled to receive out of the remaining net assets of FCX $8.50 per share ($25.00 per depositary share) in cash plus accrued and unpaid dividends before any distribution is made or set apart for the holders of the Class A and Class B Common Stock or any other stock of FCX ranking junior to the Special Preference Stock as to dividends or distribution of assets upon liquidation, dissolution or winding up of the affairs of FCX.

     Each depositary share representing Special Preference Stock is convertible at the option of the holder at any time, unless previously redeemed, into approximately 1.009 shares of Class A Common Stock (equivalent to a conversion price of $24.77 per share of Class A Common Stock), subject to adjustment in certain circumstances. The depositary shares are exchangeable in whole at the option of FCX on any quarterly dividend payment date, commencing August 1, 1994, for FCX's 7% Convertible Subordinated Debentures due 2007 (the "Debentures") at a rate of $25.00 principal amount of Debentures for each depositary share. The Debentures, if issued, will be convertible at the option of the holder at any time, unless previously redeemed, into Class A Common Stock at the conversion price for depositary shares for which the Debentures have previously been exchanged, subject to adjustments in certain circumstances.

     The Special Preference Stock has limited voting rights triggered by the failure of FCX to pay dividends in an amount equal to six full quarterly dividends or by FCX's proposed amendment to its Certificate of Incorporation so as to adversely affect the rights of holders of Special Preference Stock. Voting rights are not triggered upon amendment to the Certificate of Incorporation to authorize other series of stock of FCX, whether ranking senior to, on a parity with or junior to the Special Preference Stock as to dividends or rights upon liquidation.

Gold-Denominated Preferred Stock

     As of December 31, 1993, FCX had outstanding 300,000 shares of Gold-Denominated Preferred Stock (referred to herein as "Series I") and on January 21, 1994 FCX issued 215,279 shares of Gold-Denominated Preferred Stock, Series II (collectively, "Gold-Denominated Preferred Stock"). The Gold-Denominated Preferred Stock is represented by depositary shares, each of which represents 0.05 shares of such stock. The Gold-Denominated Preferred Stock ranks, as to the payment of dividends and distribution upon liquidation pari passu with the Special Preference Stock and the Step-Up Convertible Preferred Stock and senior to FCX's Class A and Class B Common Stock.

     The depositary shares have a liquidation preference equal to the dollar equivalent value of 0.10 ounces of gold per depositary share plus accrued and unpaid dividends. Dividends on the Gold-Denominated Preferred Stock are cumulative and are payable quarterly, in the case of Gold-Denominated Preferred Stock, Series I, in an amount equal to the dollar equivalent value of 0.000875 ounces of gold per depositary share per quarter, and, in the case of Gold-Denominated Preferred Stock, Series II, commencing May 1, 1994 in an amount equal to the dollar equivalent value of 0.0008125 ounces of gold per depositary share per quarter.

     The depositary shares are subject to mandatory redemption, out of funds legally available therefor, on August 1, 2003 and on February 1, 2006, respectively, at an amount equal to the dollar equivalent value of 0.10 ounces of gold per depositary share plus accrued and unpaid dividends. The depositary shares are not subject to redemption at the option of FCX, except in limited circumstances. FCX does not have the right to make any mandatory or optional redemption of any depositary shares unless full cumulative dividends for all past dividend periods shall have been paid or declared and set aside for payment upon all depositary shares and all other outstanding shares of stock of FCX ranking, as to dividends, on a parity with the depositary shares. For purposes of this discussion, the "dollar equivalent value" of a specified number of ounces of gold means that number of ounces multiplied by a reference price determined by taking the average of the London P.M. gold fixing price for an ounce of gold on a specified number of days prior to the date of determination.

     The Gold-Denominated Preferred Stock has limited voting rights triggered by the failure of FCX to pay dividends in an amount equal to six full quarterly dividends or by any amendment to FCX's Certificate of Incorporation that would adversely affect the rights of holders of Gold-Denominated Preferred Stock or create, authorize or issue any series or class of stock ranking senior to the shares of Gold-Denominated Preferred Stock with respect to dividends or distribution of assets upon liquidation, dissolution or winding up of FCX. Voting rights are not triggered upon amendment to the Certificate of Incorporation to authorize other series of stock of FCX ranking on a parity with or junior to the Gold-Denominated Preferred Stock as to dividends or rights upon liquidation, dissolution or winding up.

                                 UNDERWRITING

     The Underwriters named below have severally agreed to purchase from the Issuer the following principal amounts of Guaranteed Notes:

                                                            Principal Amount
    Underwriters                                           of Guaranteed Notes
    ------------                                           -------------------


    CS First Boston Corporation..........................     $ 90,000,000
    Chase Securities, Inc................................       30,000,000
                                                              ------------
       Total.............................................     $120,000,000
                                                              ============


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters will be obligated to purchase all of the Guaranteed Notes, if any are purchased.


     The Issuer has been advised by the Underwriters that the Underwriters propose to offer all Guaranteed Notes to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of 1.1875% of the principal amount per Guaranteed Note; that the Underwriters and such dealers may allow a discount of 0.25% of such principal amount on sales to certain other dealers; and that after the initial public offering, the public offering price and concession and discount may be changed by the Underwriters.


     The Guaranteed Notes are a new issue of securities with no established trading market. Each of the Underwriters has advised the Issuer that it intends to act as a market maker for the Guaranteed Notes. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the Guaranteed Notes.

     Chase Securities, Inc. is an affiliate of The Chase Manhattan Bank (National Association), which is agent bank for the AFIC Credit Agreement and a co-agent for the FTX Credit Agreement.

     The Issuer and FCX have jointly and severally agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the"Securities Act"), and to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL MATTERS

     The validity of the Guaranteed Notes will be passed upon by Davis Polk & Wardwell. The tax matters under "Taxation" will be passed upon for the Issuer and FCX by Miller & Chevalier, Chartered, tax counsel to the Issuer and FCX as to matters of United States law, by Stibbe Simont Monahan Duhot, counsel to the Issuer and FCX, as to matters of Netherlands law, and Drs. Siddharta & Siddharta, a member firm of Coopers & Lybrand (International), tax advisors to the Issuer and FCX as to matters of Indonesian law. Certain legal matters will be passed upon for the Underwriters by Sullivan & Cromwell. Davis Polk & Wardwell and Sullivan & Cromwell will rely upon the opinion of Stibbe Simont Monahan Duhot as to all matters of Netherlands law.

                                    EXPERTS

     The audited balance sheet of the Issuer and the audited financial statements of FCX included in this Prospectus and incorporated by reference to FCX's Annual Report on Form 10-K and FCX's Current Report on Form 8-K dated March 2, 1994, as amended on April 6, 1994 for the year ended
December 31, 1993, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     PT-FI's reserves as of December 31, for the years 1989 through 1993 included herein and incorporated herein by reference have been verified by Independent Mining Consultants, Inc., and such reserve information has been included herein in reliance upon the authority of said firm as experts in mining, geology and reserve determinations.

                            ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement filed by the Issuer and FCX with the Commission in compliance with United States federal securities laws. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Issuer, FCX and the Guaranteed Notes. In addition, the Issuer and FCX, in compliance with applicable state securities laws, have made certain required filings. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                             AVAILABLE INFORMATION

     FCX is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Reports, proxy statements and other information filed by FCX with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or at its Regional Offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison, Chicago, Illinois 60661 and 13th Floor, 7 World Trade Center, New York, New York 10007, and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain securities of FCX are listed on the New York Stock Exchange (the "NYSE") and on The Australian Stock Exchange. Reports, proxy statements and other information concerning FCX can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Issuer is a special purpose entity, is a wholly owned subsidiary of FCX and is not engaged in any business operations independent of FCX. In view of the FCX Guaranty, the Issuer does not intend to provide separate reports to holders of the Guaranteed Notes.


                       NOTICE TO CANADIAN RESIDENTS

     The distribution of the Guaranteed Notes in Canada is being made only on a private placement basis exempt from the requirement that the Issuer prepare and file a prospectus with the securities regulatory authorities in each province where trades of Guaranteed Notes are effected. Accordingly, any resale of the Guaranteed Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Guaranteed Notes.

     Each purchaser of Guaranteed Notes in Canada who receives a purchase confirmation will be deemed to represent to the Issuer, FCX and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Guaranteed Notes without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above.

Notice to Ontario Residents

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Ontario Securities Act. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the United States federal securities laws.

     All of the Issuer's managing directors and FCX's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon FCX, the Issuer or such persons. All or a substantial portion of the assets of FCX, the Issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against FCX, the Issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against FCX, the Issuer or persons outside of Canada.

Notice to British Columbia Residents

     A purchaser of Guaranteed Notes to whom the British Columbia Securities Act applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Guaranteed Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from FCX. Only one such report must be filed in respect of Guaranteed Notes acquired on the same date and under the same prospectus exemption.


                         INDEX TO FINANCIAL STATEMENTS

                                                                       Page
                                                                       ----
P.T. ALatieF Freeport Finance Company B.V. (Audited)
  Report of Independent Public Accountants . . . . . . . . . . . . .    F-2
  Balance Sheet as of February 3, 1994 and Note to Balance Sheet        F-3

Freeport-McMoRan Copper & Gold Inc. Financial Statements (Audited):
  Report of Independent Public Accountants . . . . . . . . . . . . .    F-4
  Balance Sheets as of December 31, 1992 and 1993. . . . . . . . . .    F-5
  Statements of Income for the years ended December 31, 1991,
    1992 and 1993. . . . . . . . . . . . . . . . . . . . . . . . . .    F-6
  Statements of Cash Flow for the years ended December 31, 1991,
    1992 and 1993 . . . . . . . . . . . . . . . . . . . . .. . . . .    F-7
  Statements of Stockholders' Equity for the years ended
    December 31, 1991, 1992 and 1993 . . . . . . . . . . . . . . . .    F-8
  Notes to Financial Statements  . . . . . . . . . . . . . . . . . .    F-9

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To P.T. ALatieF Freeport Finance Company B.V.:

     We have audited the accompanying balance sheet of P.T. ALatieF Freeport Finance Company B.V. (a Netherlands corporation) as of February 3, 1994. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of P.T. ALatieF Freeport Finance Company B.V. as of February 3, 1994 in conformity with generally accepted accounting principles.

                                        ARTHUR ANDERSEN & CO.
New Orleans, Louisiana,
  February 10, 1994



                  P.T. ALATIEF FREEPORT FINANCE COMPANY B.V.

                                 BALANCE SHEET
                               February 3, 1994

       Cash                                                        $20,510
                                                                   =======

       Common stock, issued and outstanding 40 shares              $20,510
                                                                   =======


                             Note to Balance Sheet

Basis of Presentation

     P.T. ALatieF Freeport Finance Company B.V. (the "Issuer") is a wholly owned subsidiary of Freeport-McMoRan Copper & Gold Inc. ("FCX"). The Issuer was organized to issue notes and lend the net proceeds thereof to P.T. ALatieF Freeport Infrastructure Corporation and one or more affiliated entities which will use the proceeds of such loan to purchase infrastructure assets from P.T. Freeport Indonesia Company, a subsidiary of FCX.

     The Issuer was formed on February 3, 1994 with a capital contribution from FCX of 40,000 Dutch Guilders. The Issuer's authorized capital amounts to 200,000 Dutch Guilders and is divided into 200 shares with a par value of 1,000 Dutch Guilders. The accompanying balance sheet has been converted to United States dollars using the exchange rate on the date of formation.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of Directors of Freeport-McMoRan Copper & Gold Inc.:

     We have audited the accompanying balance sheets of Freeport-McMoRan Copper & Gold Inc. (the "Company"), a Delaware corporation, as of December 31, 1993 and 1992, and the related statements of income, cash flow and stockholders' equity for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1993 and 1992 and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 9 and 1 to the financial statements, effective January 1, 1991, the Company changed its method of accounting for postretirement benefits other than pensions and effective January 1, 1993, changed its method of accounting for periodic scheduled maintenance costs, deferred charges, and costs of management information systems.

                                        ARTHUR ANDERSEN & CO.
New Orleans, Louisiana,
  January 25, 1994




                      FREEPORT-MCMORAN COPPER & GOLD INC.

                                BALANCE SHEETS

                                                          December 31,
                                                    ------------------------
                                                       1992          1993
                                                    -----------   ----------
                                                     (amounts in thousands)
ASSETS
Current assets:
Cash and short-term investments                      $ 371,842     $  13,798
Accounts receivable:
  Customers                                            130,587       122,527
  Other                                                 20,249        66,202
Inventories:
  Products                                              13,911        58,247
  Materials and supplies                               118,347       153,681
Prepaid expenses and other                               6,178        13,787
                                                     ----------    ---------
  Total current assets                                 661,114       428,242
                                                     ----------    ---------
Property, plant and equipment                        1,443,939     2,172,222
Less accumulated depreciation and amortization         450,527       525,619
                                                     ---------     ---------
  Net property, plant and equipment                    993,412     1,646,603
                                                     ---------     ---------
Other assets                                            39,479        41,808
                                                     ---------     ---------
Total assets                                         $1,694,005   $2,116,653
                                                     ==========   ==========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities            $   88,876    $  218,083
Current portion of long-term debt and
  short-term borrowings                                 78,571        48,791
Accrued income and other taxes                           1,129        20,865
                                                     ---------     ---------
  Total current liabilities                            168,576       287,739
Long-term debt, less current portion                   645,012       211,868
Accrued post-retirement benefits and other liabilities  15,558       188,165
Deferred income taxes                                  196,953       201,553
Minority interest                                       21,449        46,781
Mandatory redeemable gold-denominated preferred stock    --          232,620
Stockholders' equity:
Special preference stock                               224,400       224,400
Step-Up preferred stock                                  --          350,000
Class A common stock, par value $.10                     5,318         5,802
Class B common stock, par value $.10                    14,213        14,213
Capital in excess of par value of common stock         353,697       334,166
Cumulative foreign translation adjustment                --         (10,012)
Retained earnings                                       48,829        29,358
                                                     ---------     ---------
                                                       646,457       947,927
                                                     ---------     ----------
  Total liabilities and stockholders' equity        $1,694,005     $2,116,653
                                                    ==========     ==========

  The accompanying notes are an integral part of these financial statements.




                      FREEPORT-MCMORAN COPPER & GOLD INC.

                             STATEMENTS OF INCOME

                                                  Years Ended December 31,
                                               ----------------------------

                                                  1991      1992      1993
                                               --------  --------  --------

                                                  (amounts in thousands,
                                                 except per share amounts)

Revenues                                       $467,522  $714,315  $925,932
Cost of sales:
Site production and delivery                    204,353   308,948   567,148
Depreciation and amortization                    38,397    48,272    67,906
                                               --------  --------  --------
  Total cost of sales                           242,750   357,220   635,054
Exploration expenses                              6,502    12,185    33,748
Provision for restructuring charges                --        --      20,795
General and administrative expenses              40,550    68,481    81,399
                                               --------  --------  --------
  Total costs and expenses                      289,802   437,886   770,996
                                               --------  --------  --------
Operating income                                177,720   276,429   154,936
Interest expense, net                           (21,451)  (18,897)  (15,327)
Other income (expense), net                       3,477     7,162    (2,216)
                                               --------  --------  --------
Income before income taxes and minority
  interest                                      159,746   264,694   137,393
Provision for income taxes                      (45,585) (103,726)  (67,589)
Minority interest                               (12,199)  (31,075)   (9,134)
                                               --------  --------  --------
Income before changes in accounting principle   101,962   129,893    60,670
Cumulative effect of changes in accounting
  principle, net of taxes and minority interest  (5,803)     --      (9,854)
                                               --------  --------  --------
Net income                                       96,159   129,893    50,816
Preferred dividends                                --      (7,025)  (28,954)
                                               --------  --------  --------
Net income applicable to common stock          $ 96,159  $122,868  $ 21,862
                                               ========  ========  ========
Net income per share of common stock:
  Before changes in accounting principle           $.56      $.66      $.16
  Cumulative effect of changes in accounting
  principle                                        (.03)      --       (.05)
                                                   ----      ----      ----
                                                   $.53      $.66      $.11
                                                   ====      ====      ====
Average common shares outstanding               182,130   187,343   197,929
                                               ========  ========  ========
Dividends per common share                         $.55      $.60      $.60
                                                   ====      ====      ====


  The accompanying notes are an integral part of these financial statements.



                      FREEPORT-MCMORAN COPPER & GOLD INC.

                            STATEMENTS OF CASH FLOW

                                                  Years Ended December 31,
                                               ----------------------------
                                                 1991      1992      1993
                                               --------  --------  --------
                                                    (amounts in thousands)
Cash flow from operating activities:
Net income                                     $ 96,159  $129,893  $ 50,816
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Cumulative effect of changes in accounting
      principle                                   5,803      --       9,854
    Depreciation and amortization                38,397    48,272    67,906
    Provision for restructuring charges,
     net of payments                               --        --       4,623
    Deferred income taxes                        17,052    52,154     8,512
    Amortization of discount on zero coupon
      exchangeable notes                          9,162    17,297    10,844
    Minority interest's share of net income      12,199    31,075     9,134
    (Increase) decrease in working capital,
     net of effect of acquisition:
       Amount due from FTX                      (20,000)   20,000        --
       Accounts receivable                      (24,647)  (77,448)  (16,904)
       Inventories                              (50,086)  (10,644)  (36,669)
       Prepaid expenses and other                  (939)   (4,157)  (10,503)
       Accounts payable and accrued liabilities    (794)   44,035    32,792
       Accrued income and other taxes            (9,988)    1,129    19,736
    Other                                         1,554       963     8,404
                                               --------  --------  --------
Net cash provided by operating activities        73,872   252,569   158,545
                                               --------  --------  --------
Cash flow from investing activities:
Capital expenditures                           (239,954) (367,842) (453,122)
Purchase of indirect interest in PT-FI             --    (211,892)       --
Acquisition of RTM, net of cash acquired           --        --     (10,390)
                                               --------  --------  --------
Net cash used in investing activities          (239,954) (579,734) (463,512)
                                               --------  --------  --------
Cash flow from financing activities:
Cash dividends paid:
    Common stock                               (100,171) (111,365) (118,575)
    Preferred stock                                --      (4,407)  (22,981)
    Minority interest                            (8,945)  (15,643)  (19,143)
Conversion of zero coupon exchangeable notes       --      (7,848)       --
Proceeds from debt                              103,000   153,000   397,971
Repayment of debt                               (10,000)     --    (931,439)
Net proceeds from infrastructure financing         --        --      80,000
Net proceeds from sale of:
    Step-Up preferred stock                        --        --     340,700
    Gold-denominated preferred stock               --        --     220,390
    Class A common stock                           --     174,142        --
    Special preference stock                       --     217,867        --
    Subsidiary interest                            --     212,485        --
    Zero coupon exchangeable notes              218,560      --          --
                                               --------  --------  --------
Net cash provided by (used in) financing
  activities                                    202,444   618,231   (53,077)
                                               --------  --------  --------
Net increase (decrease) in cash and
  short-term investments                         36,362   291,066  (358,044)
Cash and short-term investments at
  beginning of year                              44,414    80,776   371,842
                                               --------  --------  --------
Cash and short-term investments at end of year $ 80,776  $371,842  $ 13,798
                                               ========  ========  ========
Interest paid                                  $ 32,482  $ 22,581  $ 29,122
                                               ========  ========  ========
Income taxes paid                              $ 38,521  $ 50,029  $ 39,314
                                               ========  ========  ========

    The accompanying notes, which include information in Notes 1, 2, 3, and 7 regarding noncash transactions, are an integral part of these financial statements.


                      FREEPORT-MCMORAN COPPER & GOLD INC.

                      STATEMENTS OF STOCKHOLDERS' EQUITY

                                                  Years Ended December 31,
                                               ----------------------------
                                                 1991      1992      1993
                                               --------  --------  --------

                                                    (amounts in thousands)
Special Preference Stock:
Balance at beginning of year                   $   --    $  --     $224,400
Sale of shares to the public                       --     224,400     --
                                               --------  --------  --------
  Balance at end of year                           --     224,400   224,400
                                               --------  --------  --------
Step-Up Preferred Stock:
Sale of shares to the public                       --        --     350,000
                                               --------  --------  --------
Class A common stock:
Balance at beginning of year                      2,000     2,000     5,318
Two-for-one stock split                            --       2,000        --
Sale of shares to the public                       --         863        --
Conversion of zero coupon exchangeable notes       --         455       484
                                               --------  --------  --------
  Balance at end of year                          2,000     5,318     5,802
                                               --------  --------  --------
Class B common stock:
Balance at beginning of year                      7,106     7,106    14,213
Two-for-one stock split                            --       7,107        --
                                               --------  --------  --------
  Balance at end of year                          7,106    14,213    14,213
                                               --------  --------  --------
Capital in excess of par value of common stock:
Balance at beginning of year                    167,451   163,439   353,697
Issuance cost of Mandatory Redeemable Gold-
  Denominated and Step-Up Preferred Stock          --        --     (21,530)
Sale of Class A and Special Preference Stock       --     166,746        --
Conversion of zero coupon exchangeable notes       --      69,945    79,241
Two-for-one stock split                            --      (9,107)       --
Cash dividends on common stock                   (4,012)  (37,326)  (65,587)
Dividends on preferred stocks                      --        --     (11,655)
                                               --------  --------  --------
  Balance at end of year                        163,439   353,697   334,166
                                               --------  --------  --------
Cumulative foreign translation adjustment:
Current year adjustment                            --        --     (10,012)
                                               --------  --------  --------
Retained earnings:
Balance at beginning of year                       --        --      48,829
Net income                                       96,159   129,893    50,816
Cash dividends on common stock                  (96,159)  (74,039)  (52,988)
Dividends on preferred stocks                      --      (7,025)  (17,299)
                                               --------  --------  --------
  Balance at end of year                           --      48,829    29,358
                                               --------  --------  --------
Total stockholders' equity                     $172,545  $646,457  $947,927
                                               ========  ========  ========

  The accompanying notes are an integral part of these financial statements.



                      FREEPORT-MCMORAN COPPER & GOLD INC.
                         NOTES TO FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

     Basis of Presentation. The consolidated financial statements of Freeport-McMoRan Copper & Gold Inc. ("FCX" or the "Company") include its majority-owned subsidiaries, including P.T. Freeport Indonesia Company ("PT-FI") and Rio Tinto Minera, S.A. ("RTM"). Reclassifications were made to prior year financial statements to conform to the 1993 presentation. All significant intercompany transactions have been eliminated.

     Cash and Short-Term Investments. The Company considers highly liquid investments purchased with a maturity of three months or less to be cash equivalents. PT-FI and RTM cash is not available to FCX until cash dividends are paid to FCX. At December 31, 1993, PT-FI's net assets totaled $184.3 million, including $24.6 million of retained earnings. On January 5, 1994, PT-FI declared a $42.1 million dividend of which $36.1 million was due to FCX. At December 31, 1993, RTM's net assets totaled $40.2 million. RTM is not expected to pay a dividend to FCX in the near future.

     Inventories. Inventories are generally stated at the lower of cost or market. PT-FI uses the average cost method and RTM uses the first-in, first-out (FIFO) cost method.

     Property, Plant and Equipment. Property, plant and equipment is carried at cost. Mineral exploration costs are expensed as incurred, except in the year the property is deemed to contain a viable mineral deposit, in which case they are capitalized. Development costs, which include interest incurred during the construction and development period, are capitalized. Expenditures for replacements and improvements are capitalized. Depreciation expense for mining and milling operations is determined using the unit-of-production method based on estimates of recoverable reserves. Other assets, including RTM's smelter, are depreciated on a straight-line basis over estimated useful lives of 15 to 20 years for buildings and 3 to 25 years for machinery and equipment.

     Hedging. PT-FI has a price protection program for virtually all of its estimated copper sales to be priced in 1994 at an average floor price of $.90 per pound, while allowing full benefit from prices above that amount. The cost of this program ($6.0 million at December 31, 1993) is included in product inventories and will be amortized during 1994. Based on an average 1994 forward market price of approximately $.82 per pound of copper (December 31, 1993 forward prices per London Metal Exchange, "LME"), the market value of these contracts is approximately $56 million. The contracts are with a diversified group of financially strong counterparties.

     RTM has forward contracts for approximately 61% of its estimated 1994 gold production at $383.80 per ounce and 38% of its estimated 1995 gold production at $394.80 per ounce. RTM has also hedged approximately 53% and 38% of its estimated 1994 and 1995 silver production at $4.70 and $4.80 per ounce, respectively. Based on a market price of $390.65 per ounce of gold and $5.12 per ounce of silver (December 31, 1993 price per LME), these contracts are in a loss position of approximately $2 million. Additionally, RTM has a policy of eliminating significant exposure to copper price fluctuations by hedging purchases of concentrate at its smelter through the use of forward contracts. At December 31, 1993, RTM sold forward approximately 4.2 million pounds of its concentrate inventory at approximately $.78 per pound of copper.

     Concentrate Sales. Revenues associated with PT-FI's sales of metal concentrates are recorded net of royalties, treatment costs, and amortization of the cost of its price protection program. PT-FI's concentrate sales agreements provide for provisional billings based on world metals prices, primarily the LME, with actual settlement generally based on appropriate future metals prices. Revenues, recorded initially using provisional prices, are adjusted using current prices. At December 31, 1993, copper sales totaling 213.4 million pounds remained to be contractually priced at various times in 1994. As a result of PT-FI's price protection program, these pounds are recorded at an average price of $.90 per pound. Gold sales are priced according to individual contract terms.

     Foreign Translation Adjustment. The functional currency for RTM is the Spanish peseta. RTM's assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The cumulative results of the translation adjustment are recorded as a separate component of stockholders' equity. Results of operations are translated using the average exchange rates during the period. Gains and losses resulting from foreign currency transactions, which were not material, are included in net income.

    Changes in Accounting Principle. During 1993, the Company adopted the following changes to accounting policies:

         Periodic Scheduled Maintenance Costs. Costs related to periodic scheduled maintenance (turnarounds) were previously capitalized when incurred and amortized generally over six months to two years. Effective January 1, 1993, the method of accounting was changed to expense these costs when incurred.

         Deferred Charges. The accounting for deferred charges was changed to provide for deferral of only those costs that directly relate to the acquisition, construction, and development of assets and to the issuance of debt and related instruments. Previously, certain other costs that benefitted future periods were amortized over the periods benefitted.

         Management Information Systems. Costs of management information systems ("MIS") equipment and software that have a material impact on periodic measurement of net income are capitalized and amortized over their estimated productive lives. Other MIS costs, including equipment and purchased software that involve relatively immaterial amounts (currently individual expenditures of less than $.5 million) and short estimated productive lives (currently less than three years) are charged to expense when incurred. During 1993, approximately $3.5 million of equipment and purchased software was charged to expense. Previously, most expenditures for MIS equipment and purchased software were capitalized. The accounting for MIS costs was changed to recognize the rapid rate of technology change in MIS which results in short productive lives of equipment and software and a need for continuing investments.

         The changes in accounting policy were adopted to improve the measurement of operating results by reporting cash expenditures as expenses when incurred unless they are directly related to long-lived asset additions. In addition, the administrative costs of accounting for assets will be reduced by not capitalizing and amortizing relatively insignificant expenditures that do not have a material effect on measuring periodic net income.

         If these changes in accounting principle had not been adopted, 1993 income before changes in accounting principle would not have been materially different from the amount reported. If the changes in accounting principle had been applied in prior years, 1992 and 1991 net income would not have been materially different from amounts reported.

     Restructuring Charges. FCX recognized expense of $20.8 million during 1993 for restructuring the administrative organization (including primarily personnel related costs and a write-off of excess office facilities) of Freeport-McMoRan Inc. ("FTX"), the parent company of FCX, the cost to downsize PT-FI's computing and MIS structure, and a write-off of costs associated with PT-FI's previous credit agreement.
See Management's Discussion and Analysis of Financial Condition and Results of Operations for information about a reclassification of restructuring charges from those previously reported resulting from views expressed by the Securities and Exchange Commission staff.

2.  Ownership in PT-FI

     In January 1991, the Government of Indonesia (the "Indonesian Government") increased its ownership in PT-FI from 8.9% to 10% by purchasing 2,242 PT-FI shares owned by FCX for $18.1 million. FCX withholds 40% of PT-FI dividends on all Indonesian Government-owned shares until the non-interest bearing receivable ($2.2 million at December 31, 1993) is satisfied.

     In December 1991, FCX exchanged 21,300 shares of PT-FI common stock for a $212.5 million subordinated promissory note from PT-FI, reducing FCX's ownership in PT-FI to approximately 89% with the remaining 11% being owned by the Indonesian Government. Interest on the note is due quarterly at a rate equal to the effective rate under PT-FI's amended credit agreement, and principal is payable in twenty equal, quarterly installments beginning January 2000. If interest or principal is in arrears, PT-FI cannot pay dividends on its common stock.

     In December 1991, PT-FI and the Indonesian Government signed a new contract of work (the "New COW") which has a 30-year term with two 10-year extensions permitted. Under the New COW, FCX pays the Indonesian Government a royalty of 1.5% to 3.5% on the value of copper sold, net of delivery costs and treatment and refining charges, and a 1% royalty on the sales value of gold and silver ($9.5 million in 1993, $15.7 million in 1992, and $10.5 million in 1991). The New COW required FCX to increase the ownership by Indonesian entities in PT-FI to 20%, which was achieved through the sale of 10% (21,300 shares) of PT-FI common stock to an entity owned by Indonesian investors on December 31, 1991.

     In December 1992, FCX purchased 49% (10.5 million shares) of the capital stock of the publicly traded Indonesian entity which owned the 10% of PT-FI sold in 1991. In December 1993, PT-FI issued 8,321 shares of its stock to FCX in exchange for the conversion of certain notes (Note 7). FCX's direct ownership in PT-FI totaled 80.8% and 80.0% at December 31, 1993 and 1992, respectively. In 1994, PT-FI issued an additional 6,169 shares of its stock to FCX for conversion of the remaining notes, increasing FCX's direct ownership in PT-FI to 81.28%.

     Each transaction discussed above used the fair market value of FCX Class A common stock at the time of the agreements as the basis to calculate the purchase and sale prices.

3.  Acquisition of RTM

     In March 1993, FCX acquired a 65% interest in RTM, which operates a copper smelter and a gold mine with an estimated remaining life of fewer than four years, by investing approximately $50 million, excluding transaction costs, to be used by RTM for working capital requirements and capital expenditures, including funding a portion of the costs of the expansion of its smelter production capacity from its current 150,000 metric tons of metal per year to 180,000 metric tons of metal per year by mid-1995. In December 1993, RTM redeemed the remaining 35% interest for approximately $19 million. Selected balance sheet information reflecting the allocation of the purchase price to the assets and liabilities acquired is as follows (in thousands):

      Current assets                                           $101,454
      Current liabilities                                      (158,445)
      Property, plant and equipment, net                        277,170
      Other assets                                                5,358
      Long-term debt                                            (38,941)
      Accrued postretirement benefits and other liabilities    (176,206)
                                                               --------
      Net cash investment                                      $ 10,390
                                                               ========

     Unaudited pro forma data giving effect to the purchase of RTM as if it had been acquired on January 1 of each year is as follows:

                                                    Years Ended December 31,
                                                    -----------------------
                                                        1992        1993
                                                    -----------  ----------
Revenues (000s)                                     $1,176,612   $1,024,097
Operating income (000s)                                267,951      152,484
Net income before changes in accounting principle
  (000s)                                                96,760       22,578
Net income per share                                       .52          .11

     The pro forma results are not necessarily indicative of the actual results that would have been achieved nor are they indicative of future results.

4.  Redeemable Preferred Stock

     In August 1993, FCX sold publicly 6.0 million depositary shares representing 300,000 shares of its Gold-Denominated Preferred Stock. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.000875 ounces of gold and is subject to mandatory cash redemption in August 2003 for the value of 0.1 ounces of gold. The depositary shares are recorded at their offering price and are being reflected as a hedge of future gold sales for accounting purposes. The net proceeds from this offering ($220.4 million) were loaned to PT-FI in the form of a Gold Production Payment Loan, requiring quarterly production payments of 6,176 ounces of refined gold bullion or the dollar equivalent thereof. Based on the December 31, 1993 closing market price, these depositary shares had a market value of $258.0 million.

     In January 1994, FCX sold publicly 4.3 million depositary shares representing 215,279 shares of its Gold-Denominated Preferred Stock, Series
II. Each depositary share has a cumulative quarterly cash dividend equal to the value of 0.0008125 ounces of gold and is subject to mandatory cash redemption in February 2006 for the value of 0.1 ounces of gold. The net proceeds from this offering ($158.5 million) were loaned to PT-FI under terms similar to the Gold Production Payment Loan discussed above.

5.  Stockholder's Equity

     FCX has 312.0 million authorized shares of capital stock consisting of
110.0 million of Special stock, 200.0 million of Class B common stock, and 2.0 million of Preferred stock.

     Special and Preferred Stock. At December 31, 1993, there were 84.4 million shares of Special stock issued and outstanding, 58.0 million as Class A common stock and 26.4 million as Special Preference Stock.

     In July 1992, FCX sold publicly 8.6 million shares of its Class A common stock and 9.0 million depositary shares. Each depositary share represents 2-16/17 shares of its 7% Convertible Exchangeable Special Preference Stock ("Special Preference Stock"), has a cumulative annual cash dividend of $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into approximately 1.009 shares of FCX Class A common stock (equivalent to a conversion price of $24.77 per share of FCX Class A common stock). Beginning August 1, 1995, FCX may redeem these depositary shares for cash at $26.225 per share (declining ratably to $25 per share in March 2002) plus accrued and unpaid dividends. A portion of the proceeds were used to purchase the 49% interest in the publicly traded Indonesian entity which owned a 10% interest in PT-FI and $145.7 million, net of $4.3 million of expenses, was loaned to PT-FI in January 1993, in exchange for an 8.235% Convertible Subordinated Debenture due August 1, 2007.

     In July 1993, FCX sold publicly 14.0 million depositary shares representing 700,000 shares of its Step-Up Convertible Preferred Stock ("Step-Up Preferred Stock"). Each depositary share has a cumulative annual cash dividend of $1.25 through August 1, 1996 and thereafter $1.75 (payable quarterly) and a $25 liquidation preference, and is convertible at the option of the holder into approximately 0.826 shares of FCX Class A common stock (equivalent to a conversion price of $30.28 per share of FCX Class A common stock). From August 1, 1996 and prior to August 1, 1999, FCX may redeem these depositary shares for approximately 0.826 shares of FCX Class A common stock per depositary share if the market price of FCX Class A common stock exceeds certain specified levels. Thereafter, FCX may redeem these depositary shares at $25 per share (payable in FCX Class A common stock, cash or a combination of both, at FCX's option) plus accrued and unpaid dividends. The net proceeds from this offering ($341.3 million) were loaned to PT-FI in the form of a Step-Up Perpetual Convertible Subordinated Debenture bearing interest at the rate of 5.88% per annum through August 1, 1996 and 8.235% thereafter on the unpaid principal amount.

6.  Income Taxes

     FCX records income taxes pursuant to Statement of Financial Accounting Standards No. 109. Substantially all temporary differences relate to property, plant and equipment. FCX has provided a valuation allowance for all tax credit carryforwards ($29.5 million) as these would only be utilized should FCX be required to pay regular U.S. tax, which FCX views as unlikely because Indonesian taxes exceed U.S. taxes. In addition, RTM, which is subject to a separate tax jurisdiction (Spain), has net operating loss carryforwards totaling approximately $108 million ($91 million pre-acquisition) which expire from 1994 to 1998. FCX has provided a valuation allowance for the full amount of these carryforwards as RTM has not generated taxable income in recent years.

     The provision for income taxes consists of the following:

                                                  Years Ended December 31,
                                               ----------------------------
                                                 1991      1992      1993
                                               --------  --------  --------

                                                    (amounts in thousands)
Current income taxes:
  Indonesian                                   $ 20,198  $ 45,996   $54,994
  United States                                   3,178     5,376     3,933
  State                                             150       200       150
                                               --------  --------  --------
                                                 23,526    51,572    59,077
                                               --------  --------  --------
Deferred income taxes:
  Indonesian                                     43,240    52,771     4,600
  Adjustment for change in rates under New COW  (26,465)      --         --
  United States                                     277      (617)       --
                                               --------  --------  --------
                                                 17,052    52,154     4,600
                                               --------  --------  --------
Provision for income taxes                     $ 40,578  $103,726  $ 63,677
                                               ========  ========  ========

     Reconciliations of the differences between income taxes computed at the contractual Indonesian tax rate and income taxes recorded are as follows:

                                          Years Ended December 31,
                           ---------------------------------------------------

                                1991              1992               1993
                           ---------------- ------------------ ---------------
                                   Percent           Percent          Percent
                                  of Income         of Income        of Income
                                   Before             Before           Before
                                   Income             Income           Income
                          Amount   Taxes     Amount   Taxes     Amount  Taxes
                           ------ ---------  ------  ---------  ------  ------
                                    (dollar amounts in thousands)
Income taxes computed
    at contractual
  Indonesian rate         $62,342   42%      $ 92,643   35%     $42,656   35%
Indonesian tax withheld
   on:
  Dividend payments          --     --         11,732    4       19,765    16
  Interest payments          --     --           --     --        4,170     3
Increase (decrease)
   attributable to:
  Adjustment for change
   in rates under
    New COW               (26,465) (18)          --     --         --      --
  Intercompany interest
   expense                   --     --           --     --      (18,645)  (15)
  RTM net loss               --     --           --     --        5,500     5
  United States tax         3,370    2          5,302    2        4,083     3
  Other, net                1,331    1         (5,951)  (2)       6,148     5
                          -------   --       --------   --      -------    --
Provision for income
  taxes                   $40,578   27%      $103,726   39%     $63,677    52%
                          =======   ==       ========   ==      =======    ==

7.  Long-term Debt
                                                             December 31,
                                                     -------------------------
                                                         1992           1993
                                                     ----------      ---------
                                                       (amounts in thousands)
PT-FI revolver, average rate 5.1% in 1992 and
   4.4% in 1993                                       $550,000       $ 13,000
Zero coupon exchangeable notes                         173,583        102,039
ALatieF joint venture bank loan (Note 10)                 --           60,000
Note payable to FTX, average rate 4.2%                    --           12,270
RTM gold and silver denominated loans, average
   rate 1.3%                                              --           39,284
RTM bank loan                                             --            2,374
RTM short-term borrowings, average rate 11%               --           31,692
                                                      --------       --------
                                                       723,583        260,659
Less current portion and short-term borrowings          78,571         48,791
                                                      --------       --------
                                                      $645,012       $211,868
                                                      ========       ========

     PT-FI amended its $550.0 million credit agreement in June 1993. The amended credit agreement (the "Credit Agreement"), guaranteed by FCX and FTX, is structured as a three-year revolving line of credit followed by a 3 1/2 year reducing revolver. The Credit Agreement is part of an $800.0 million committed credit facility available to FTX and its subsidiaries including PT-FI, and is subject to a borrowing base, redetermined annually by the banks, which establishes maximum consolidated debt for FTX and its subsidiaries, including PT-FI. PT-FI's limit under the facility is $550.0 million subject to the borrowing base discussed above. Interest is variable and commitment fees are payable at 0.38% per annum on the average daily unused commitment. The Credit Agreement provides for working capital requirements, specified coverage of fixed charges, and restrictions on other borrowings. PT-FI assigned its existing and future sales contracts and pledged its rights under the New COW and its accounts receivables and other assets as security for its borrowings under the Credit Agreement. As of December 31, 1993, $547.5 million was available under the current borrowing base and $412.0 million of borrowings were unused under the credit facility. To the extent FTX and its other subsidiaries incur additional debt, the amount available to PT-FI under the Credit Agreement may be reduced.

     In July 1991, FCX sold $1.035 billion face amount of subordinated Zero Coupon Exchangeable Notes (the "Zero Coupon Notes"). The net proceeds were loaned to PT-FI under similar terms. The remaining Zero Coupon Notes outstanding were redeemed in January 1994. Zero Coupon Notes with a face amount of $386.0 million, $322.6 million and $326.4 million were presented for exchange in 1994, 1993, and 1992, respectively, for which FCX issued 5.8 million, 4.8 million, and 4.5 million shares of Class A common stock, and the Company paid $.3 million in 1994 and $7.9 million in 1992. As a result of the issuance by FCX of its Class A common stock, PT-FI issued 14,490 shares of its stock to FCX. Had the Company called the Zero Coupon Notes for redemption on January 1, 1993, net income would have been $.10 per common share for 1993.

     In 1993, FCX borrowed funds from FTX for the acquisition of RTM and $12.3 million was outstanding at December 31, 1993. Interest accrues at a rate equal to the effective rate under the Credit Agreement and was $.2 million in 1993.

     RTM's gold and silver loans are payable with 107,800 ounces of gold (9,200 ounces payable quarterly) and 953,100 ounces of silver (105,900 ounces payable quarterly), and are carried at the market price of gold ($331.70 per ounce) and silver ($3.70 per ounce) at the date of FCX's acquisition. The loans are accounted for as a hedge. Interest is calculated on the outstanding ounces at the current prices on the date of payment. Based on the December 31, 1993 LME quotes for gold and silver, the market value of this debt was approximately $47 million.

     RTM also has several short-term credit facilities with banks. The stated rates of interest on these loans range from 3.7% to 13%. RTM has pledged certain of its assets as security for these loans.

     The minimum principal payments for debt scheduled for each of the five succeeding years based on the amounts outstanding at December 31, 1993, assuming the terms of the Credit Agreement are not extended and the note to FTX is repaid by borrowing from the Credit Agreement, are $48.8 million in 1994, $18.8 million in 1995, $15.0 million in 1996, $13.5 million in 1997, and
$55.2 million in 1998.

     The Company has an interest rate exchange agreement resulting in a fixed rate of 8.3% on $85.7 million of financing at December 31, 1993, reducing $14.3 million annually through December 1999. Based on market conditions at December 31, 1993, unwinding this interest swap would cost an estimated $8.3 million.

     Capitalized interest totaled $24.5 million in 1993, $24.0 million in 1992, and $18.3 million in 1991.

8.  Major Customers

     Historically, most of PT-FI's sales have been made under long-term contracts. The following table details the percentage of total product sold by PT-FI to its customers:

                                                  Years Ended December 31,
                                                 --------------------------
                                                  1991      1992     1993
                                                 -------  --------  -------
Long-term contracts
  Japanese companies                               36%       34%       44%
  Swiss firm                                       17        13        13
  German firm                                      11         7         7
  Other                                            12        12        35
Spot sales                                         24        34         1

     The contract with a group of Japanese companies extends through December 31, 2000, whereas the contracts with the Swiss and German firms extend through December 31, 1995 and 1994, respectively. Certain terms of these long-term contracts are negotiated annually. There are several other long-term agreements in place, each accounting for less than 10% of 1993 sales. During 1993, PT-FI supplied RTM with approximately 90,000 metric tons of copper concentrate and is expected to supply approximately 150,000 metric tons in 1994, providing for approximately 20% and 33%, respectively, of RTM's requirements in those years. Beginning in 1996, PT-FI is expected to provide RTM with approximately one-half of its copper concentrate requirements.

     RTM's customers are located primarily in Spain and European Union countries, none of which accounted for over 10% of the Company's total revenues.

9.  Transactions with FTX and Employee Benefits

     Management Services Agreement. FTX furnishes general executive, administrative, financial, accounting, legal, and certain other services to the Company under a management services agreement terminable by either party on December 31 in any year, upon six months written notice. These costs, which include related overhead, are non-interest bearing, reimbursed monthly and totaled $49.0 million in 1993 (excluding $10.7 million of restructuring costs), $44.9 million in 1992, and $33.4 million in 1991.

     Pension Plans. Substantially all the employees seconded to the Company from FTX are covered by FTX's defined benefit plan for salaried employees. The accumulated benefits and plan assets are not determined separately from FTX and amounts allocated to FCX under this plan have not been material. As of December 31, 1993, FTX's accumulated benefit obligation under the plan was fully funded.

     PT-FI has a defined benefit plan covering substantially all of its Indonesian national employees which is funded through cash payments to retirees at the date of retirement. Benefits are based on years of service and level of compensation. It is anticipated that in order to comply with new Indonesian pension laws, certain amendments to the plan will be made in 1994 which will affect future benefits provided and funding requirements. These amendments are not expected to have a material effect on the financial statements. The actuarial present value of the accumulated benefit obligation, determined by the projected credit method, was fully accrued at December 31, 1993, and amounted to $6.0 million. The projected benefit obligation at December 31, 1993, was $11.9 million assuming a discount rate of 11% and an annual increase in future compensation levels of 9%. The pension expense for each of the three years in the period ended December 31, 1993, was not material.

     RTM has a contractual obligation to supplement the amounts paid to retired employees. Based on an assumed discount rate of 8%, the liability accrued for such payments totaled $79.4 million at December 31, 1993 ($76.6 million for retirees and $2.8 million for current employees). Since the initial acquisition, RTM has recorded expense of $5.2 million compared with cash payments of $8.0 million. This obligation is unfunded.

     Other Postretirement Benefits. FTX provides certain health care and life insurance benefits for retired employees, including employees seconded to FCX. Effective January 1, 1991, FCX adopted Statement of Financial Accounting Standards No. 106 ("FAS 106") requiring current accrual for postretirement benefits other than pensions, recording an $11.4 million charge as the cumulative effect of the accounting change. The FAS 106 expense totaled $1.1 million in 1993 ($.2 million for service cost and $.9 million in interest for prior period services), $1.3 million in 1992 ($.3 million for service cost and $1.0 million in interest for prior period services), and $1.3 million in 1991 ($.4 million for service cost and $.9 million in interest for prior period services). Summary information of the plan is as follows:

                                                             December 31,
                                                        --------   --------
                                                          1992       1993
                                                        --------   --------
                                                       (amounts in thousands)
Actuarial present value of accumulated
    postretirement obligation:
  Retirees                                              $  8,604   $  9,953
  Fully eligible active plan participants                  2,077      1,312
  Other active plan participants                           1,981      1,747
                                                        --------   --------
Total accumulated postretirement obligation               12,662     13,012
Unrecognized net loss                                       (575)      (668)
                                                        --------   --------
Accrued postretirement benefit cost                     $ 12,087   $ 12,344
                                                        ========   ========

     In determining the FAS 106 amounts, FTX used an initial health care cost trend rate of 11.5% for 1993 (12% for 1992), decreasing 1/2% per year until reaching 6%. A 1% increase in the trend rate would increase the FAS 106 amounts by approximately 10%. The discount rate used was 7% in 1993 and 8.5% in 1992. FCX anticipates funding these costs, in addition to the annual cash costs, over the expected life of its mineral reserves. FTX has the right to modify or terminate these benefits.

10. Commitments and Contingencies.

     Environmental. PT-FI believes it is in compliance with all applicable Indonesian environmental laws, rules and regulations. Based on current Indonesian environmental regulations, eventual mine closure and reclamation costs, at the mine in Irian Jaya, is not expected to be material.

     RTM's capital expenditures for 1994 are expected to include approximately $18 million to modify its sulphuric acid plants, including expanding their capacity, to comply with certain environmental standards in Spain. Additionally, at December 31, 1993, the Company had an accrual of $10.3 million related to RTM's impending mine closure and the eventual closure of its smelter.

     Long-Term Contracts and Operating Leases. At December 31, 1993, RTM had purchase commitments totaling $25.6 million related to the expansion of its smelter. In addition, it had commitments to purchase concentrate from third parties (excluding PT-FI) of 305,000 metric tons in 1994, 295,000 metric tons in 1995, 260,000 metric tons in 1996, 140,000 metric tons in 1997, and a total of 580,000 metric tons from 1998-2002, at then market prices.

     FCX's minimum annual contractual charges under noncancellable long-term contracts and operating leases which expire during the period 1994 to 2000, totals $35.4 million, with $11.8 million in 1994, $8.3 million in 1995, $6.1 million in 1996, $4.2 million in 1997 and $3.8 million in 1998. Total rental expense under long-term contracts and operating leases amounted to $15.4 million, $3.9 million, and $3.3 million in 1993, 1992, and 1991, respectively.

     Infrastructure Assets Sales. During 1993, the Company entered into a joint venture agreement with P.T. ALatieF Nusakarya Corporation ("ALatieF"), an Indonesian investor, which provides for the sale of certain portions of the to-be-constructed infrastructure assets and certain existing assets by PT-FI to a joint venture or ventures (the "ALatieF Joint Venture") owned one-third by PT-FI and two-thirds by ALatieF for total consideration of $270.0 million. The acquired assets will be made available to PT-FI and its employees and designees under arrangements which will provide the ALatieF Joint Venture with a guaranteed minimum rate of return on its investment. Funding of the ALatieF Joint Venture is expected to be provided by $90.0 million in equity contributions from the ALatieF Joint Venture partners and $180.0 million in debt financing, which is expected to be guaranteed by PT-FI, FCX or both. The sale of the first group of assets to the ALatieF Joint Venture was completed in December 1993 for a price of $90.0 million. The sale was partially financed with a $60.0 million medium term loan facility which is guaranteed by PT-FI (Note 7). The variable rate loan has a 5% per year amortization with a balloon payment after five years. The ALatieF Joint Venture is consolidated and no gain or loss was recorded on the sale. The sales which are anticipated for 1994 and later are subject to the execution of definitive agreements and certain Indonesian Government approvals.

     In December 1993, PT-FI announced the execution of a Letter of Intent with Duke Energy Corp. ("Duke Energy"), a wholly owned affiliate of Duke
Power Company, and PowerLink Corporation ("PowerLink"), a subsidiary of Northstar Energy Corporation, pursuant to which PT-FI would sell its existing and to-be-constructed power generation and transmission assets and certain other power-related assets to a joint venture (the "Power Joint Venture") whose ownership consists of Duke Energy (30%), PowerLink (30%), PT-FI (30%) and an Indonesian investor (10%). The total value of the transaction is estimated at $200 million and is expected to be concluded in two phases. The first sale, representing the existing assets, is expected to exceed $100 million and to occur in mid-1994. The final sale, representing the to-be-constructed expansion-related assets, is expected to occur during the first half of 1995. Under the agreement, the Power Joint Venture will own these assets and be responsible for providing the electrical power services required by PT-FI at its mining, milling and support operations in Irian Jaya, Indonesia, including the power services required for the expansion of ore throughput to 115,000 metric tons of ore milled per day. The transaction is subject to the execution of definitive agreements between PT-FI and the Power Joint Venture, financing, and certain Indonesian Government approvals.

     PT-FI is proceeding with plans to sell other non-operating assets under terms whereby the purchaser will operate the assets and provide services to PT-FI and its employees and designees.

11. Mineral Reserves (Unaudited)

     The Company's estimated proved and probable mineral reserves were as follows:


                             Average Ore Grade Per Ton                    Recoverable* Content
                        -----------------------------------------  --------------------------------
Year End       Ore       Copper      Gold             Silver         Copper      Gold       Silver
- --------  ------------- ------- ---------------  ----------------  ---------  ----------  ---------
          (Metric Tons)   (%)  (Grams)  (Ounce)  (Grams)  (Ounce)  (billions   (millions  (millions
                                                                    of lbs.)    of ozs.)    of ozs.)
PT-FI
1989       256,400,000   1.64    1.24    .040     5.23      .168      8.3         8.1        27.2
1990       445,741,000   1.59    1.71    .055     4.60      .148     13.9        19.5        34.7
1991       768,045,000   1.45    1.66    .053     3.86      .124     21.8        32.4        50.0
1992       733,173,000   1.47    1.72    .055     3.87      .124     20.9        32.1        44.7
1993     1,074,100,000   1.31    1.47    .047     4.04      .130     26.8        39.1        76.7
RTM
1993        12,700,000    --     1.03    .033    50.45     1.622      --          0.4        8.5

- --------------
* Recoverable production and reserves are used synonymously with payable production and reserves.



                      FREEPORT-MCMORAN COPPER & GOLD INC.
                   NOTES TO FINANCIAL STATEMENTS (concluded)

12.  Summarized Quarterly Financial Information (Unaudited)

                                                Net Income (Loss)  Net Income
                                    Operating     Applicable to     (Loss)
                     Revenues      Income(Loss)   Common Stock     Per Share
                     --------------------------------------------------------
                        (amounts in thousands, except per share amounts)
1993
1st Quarter (a)(b)(c) $133,515       $ 25,454        ($5,160)       $(.03)
2nd Quarter (a)(c)     215,033        (18,463)       (21,524)        (.11)
3rd Quarter (a)        261,504         59,462         19,188          .10
4th Quarter            315,880         88,483         29,358          .15
                      --------       --------       --------
                      $925,932       $154,936       $ 21,862          .11
                      ========       ========       ========
1992
1st Quarter           $106,749       $ 35,212       $ 17,312         $.10
2nd Quarter            241,684        109,261         49,716          .27
3rd Quarter            157,114         58,658         23,379          .12
4th Quarter            208,768         73,298         32,461          .17
                      --------       --------       --------
                      $714,315       $276,429       $122,868          .66
                      ========       ========       ========

   a. The quarterly results have been restated to reflect the cumulative effect of the changes in accounting principle (Note 1) and the RTM investment on a fully consolidated basis. FCX previously reported this investment using the equity method of accounting because FCX anticipated reducing its interest below 50% within one year of the initial investment in RTM. FCX is now considering alternative forms of financing.

   b. Includes a $9.9 million charge ($.05 per share), net of taxes and minority interest, for the cumulative effect of the changes in accounting principle.

   c. Includes restructuring charges of $3.4 million ($1.9 million to net income or $.01 per share) and $17.4 million ($9.6 million to net income or $.05 per share) during the first and second quarters, respectively. The second quarter includes nonrecurring charges totaling $16.3 million ($9.0 million to net income or $.05 per share).


    NO DEALER, SALESMAN, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE ISSUER, FCX OR ANY UNDERWRITER.   THIS
PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE ISSUER OR FCX SINCE SUCH DATE.


                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----



Incorporation of Documents by Reference...........................          2
Enforcement of Civil Liabilities..................................          2
Prospectus Summary................................................          3
Special Considerations............................................         12
Use of Proceeds...................................................         15
FCX Capitalization................................................         16
Management's Discussion and Analysis of Financial Condition and
  Results of Operations...........................................         17
Business of FCX...................................................         24
Business of the Issuer............................................         33
Management of FCX.................................................         37
Relationship of the FCX Group with the FTX Group..................         40
Description of the Guaranteed Notes...............................         42
Taxation..........................................................         57
Description of Certain Indebtedness...............................         59
Description of FCX Preferred Stock and Special Preference Stock...         62
Underwriting......................................................         64
Legal Matters.....................................................         64
Experts...........................................................         65
Additional Information............................................         65
Available Information.............................................         65
Notice to Canadian Residents......................................         65
Index to Financial Statements.....................................        F-1



                             P.T. ALatieF Freeport
                             Finance Company B.V.


                                 $120,000,000



                          9 3/4% Senior Notes Due 2001


                         Unconditionally Guaranteed by
                               Freeport-McMoRan
                              Copper & Gold Inc.

                             --------------------
                              P R O S P E C T U S
                             --------------------

                                CS First Boston

                             Chase Securities, Inc.






                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

     The following table sets forth an itemized statement of certain expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts:

          Registration Fee..................................  $ 41,380
          NASD Filing Fee...................................    12,500
          Printing and Engraving Fees.......................   133,000
          Rating Agency Fees................................   122,000
          Legal Fees and Expenses...........................   275,000
          Accounting Fees and Expenses......................    50,000
          Blue Sky Fees and Expenses........................    40,000
          Trustee's Fees and Expenses.......................    10,000
          Miscellaneous.....................................    66,120
                                                              --------
          Total.............................................  $750,000
                                                              ========

All fees are estimated, except SEC and NASD Fees.




Item 15.  Indemnification of Directors and Officers

     Section 145 of the General Corporation Law of Delaware empowers FCX, to the extent permitted by its Certificate of Incorporation, to indemnify, subject to the standards therein prescribed, any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of FCX or is or was serving as such with respect to another corporation or other entity at the request of FCX. Article XXV of the By-Laws of FCX and Article NINTH of the Certificate of Incorporation of FCX provide that each person who was or is made a party to (or is threatened to be made a party to) or is otherwise involved in any action, suit or proceeding by reason of the fact that such person is or was a director, officer, employee or agent of FCX shall be indemnified and held harmless by FCX to the fullest extent authorized by the General Corporation Law of Delaware against all expenses, liability and loss (including, without limitation, attorneys' fees, judgments, fines and amounts paid in settlement) reasonably incurred by such person in connection therewith. The rights conferred by Article XXV and Article NINTH, as the case may be, are contractual rights and include the right to be paid by FCX the expenses incurred in defending such action, suit or proceeding in advance of the final disposition thereof.

     Article NINTH of the Certificate of Incorporation of FCX provides that the directors of FCX will not be personally liable to FCX or its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors except (a) for any breach of the duty of loyalty to FCX or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the General Corporation Law of Delaware, which makes directors liable for unlawful dividends or unlawful stock repurchases or redemptions or (d) for transactions from which directors derive improper personal benefit.

     FCX has an insurance policy insuring FCX and its directors and officers against certain liabilities, including liabilities under the Securities Act of 1933.

Item 16.  Exhibits


          Exhibit No.              Description
          -----------              -----------


           1.01          --Form of Underwriting Agreement.+

           4.01          --Form of Indenture (including the form
                            of the Guaranteed Note)   among the Issuer, FCX
                            and Chemical Bank, as Trustee.+

           5.01          --Opinion of Davis Polk & Wardwell with
                            respect to the legality of the Guaranteed Notes.+

           5.02          --Opinion of Stibbe Simont Monahan Duhot
                            with respect to the legality of the Guaranteed
                            Notes.+

          10.01          --Credit Agreement, dated as of December
                            15, 1993, among AFIC, each of the banks that is, or may from time to time become, party thereto, and The Chase Manhattan Bank (National Association), as Agent.+

          10.02          --Credit Agreement, dated as of June 1,
                            1993, among PT-FI, FTX, FCX, each of the banks that is party thereto, Morgan Guaranty Trust Company of New York and Chemical Bank, as Agent.+

          12.01          --Statement re: Computation of the Ratio
                            of Earnings to Fixed Charges (FCX).+

          23.01          --Consent of Arthur Andersen & Co.

          23.02          --Consent of Coopers & Lybrand, S.A.+

          23.03          --Consent of Davis Polk & Wardwell (see
                            Exhibit 5.01).+

          23.04          --Consent of Miller & Chevalier,
                            Chartered.+

          23.05          --Consent of Independent Mining
                            Consultants, Inc.+

          23.06          --Consent of Drs. Siddharta & Siddharta,
                            a member firm of Coopers & Lybrand
                            (International).+

          23.07          --Consent of Stibbe Simont Monahan
                            Duhot.+

          24.01          --Powers of Attorney.+

          25.01          --Statement of Eligibility of Trustee.+

- ------------------
+ Previously filed.


Item 17.  Undertakings.

     FCX hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of its annual report pursuant to
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of their respective counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by any of them is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     Each of the undersigned Registrants hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, P.T.
ALatieF Freeport Finance Company B.V. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement and any amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on the 11th day of April, 1994.



                                        P.T. ALATIEF FREEPORT
                                          FINANCE COMPANY B.V.


                                        By   /s/ Rene L. Latiolais
                                          ----------------------------
                                                 Rene L. Latiolais
                                                 Managing Director



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and any amendments thereto have been signed by the following persons in the capacities indicated on the 11th day of April, 1994:


             Signature                               Title
             ---------                               -----


       /s/ Rene L. Latiolais
       ---------------------                   Managing Director
         Rene L. Latiolais                (Principal Executive Officer)


                 *
       ---------------------                    Managing Director
        Robert M. Wohleber                (Principal Financial Officer and
                                           Principal Accounting Officer)

                 *
       ---------------------                    Managing Director
           John G. Amato

                 *
       ---------------------                    Managing Director
          Henry A. Miller


  /s/ Michael C. Kilanowski, Jr.
  ------------------------------          Authorized U.S. Representative
    Michael C. Kilanowski, Jr.


       /s/ Rene L. Latiolais
*By------------------------------
         Rene L. Latiolais
(Attorney-in-fact pursuant to powers
of attorney which are filed as Exhibits
  to this Registration Statement
    and any amendments thereto)

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Freeport-McMoRan Copper & Gold Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement and any amendments thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on the 11th day of April, 1994.


                                        FREEPORT-MCMORAN COPPER & GOLD INC.


                                        By:     /s/ James R. Moffett
                                           -------------------------------
                                                    James R. Moffett
                                          Chairman of the Board and Director



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and any amendments thereto have been signed below by the following persons in the capacities indicated on the 11th day of April, 1994:


          Signature                                    Title
          ---------                                    -----

    /s/ James R. Moffett                    Chairman of the Board
  ------------------------                        and Director
      James R. Moffett


             *                          President, Chief Executive Officer
  ------------------------                          and Director
      George A. Mealey                     (Principal Executive Officer)


              *
  ------------------------                            Director
      Leland O. Erdahl

              *
  ------------------------                            Director
       Ronald Grossman

              *
  ------------------------                            Director
      Rene L. Latiolais

              *
  ------------------------                            Director
     Wolfgang F. Siegel

              *
  ------------------------                            Director
       Elwin E. Smith

              *
  ------------------------                            Director
         Eiji Umene

              *
  ------------------------                            Controller
     C. Donald Whitmire                   (Principal Accounting Officer)

              *
  ------------------------                            Vice President
      Stephen M. Jones                     (Principal Financial Officer)

*By: /s/ James R. Moffett
    ------------------------
         James R. Moffett
  (Attorney-in-fact pursuant to powers
   of attorney which are filed as
   Exhibits to this Registration
   Statement and any amendments thereto)

                               APPENDIX A

     A chart showing ownership structure of the Issuer, PT-FI, AFIC and Infrastructure Affiliate, and in particular:

     (i) 81.28% direct equity ownership of PT-FI by FCX; (ii) 100% equity ownership of the Issuer by FCX and the Guaranty of the Issuer's Guaranteed Notes by FCX; (iii) 49% equity ownership of P.T. Indocopper Investama Corporation by FCX; (iv) 9.36% equity ownership of PT-FI by P.T. Indocopper Investama Corporation; (v) 9.36% equity ownership of PT-FI by the Indonesian Government; (vi) 33.3% equity ownership of AFIC and Infrastructure Affiliates by PT-FI and Master Services Agreements between PT-FI and AFIC, and between PT-FI and Infrastructure Affiliates; (vii) 66.7% equity ownership of AFIC and Infrastucture Affiliates by ALatieF and
(viii) $120 million loan from the Issuer to AFIC and Infrastructure
Affiliates.

                              APPENDIX B

     Map showing location of PT-FI's Contract of Work Area and principal ore bodies.

                                 EXHIBIT INDEX

Exhibit                                                             Sequential
  No.                             Description                        Page No.
- -------                           -----------                       ----------



 1.01             --Form of Underwriting Agreement.+

 4.01             --Form of Indenture (including the form of the Guaranteed
                    Note) among the Issuer, FCX and Chemical Bank, as
                    Trustee.+

 5.01             --Opinion of Davis Polk & Wardwell with respect to the
                    legality of the Guaranteed Notes._

 5.02             --Opinion of Stibbe Simont Monahan Duhot with respect to
                    the legality of the Guaranteed Notes.+

10.01             --Credit Agreement, dated as of December 15, 1993, among
                    AFIC, each of the banks that is, or may from time to time become, party thereto, and The Chase Manhattan Bank (National Association), as Agent.+

10.02             --Credit Agreement, dated as of June 1, 1993, among PT-FI,
                    FTX, FCX, each of the banks that is party thereto, Morgan Guaranty Trust Company of New York and Chemical Bank, as Agent.+

12.01             --Statement re: Computation of the Ratio of Earnings to
                    Fixed Charges (FCX).+

23.01             --Consent of Arthur Andersen & Co.

23.02             --Consent of Coopers & Lybrand, S.A.+

23.03             --Consent of Davis Polk & Wardwell (see Exhibit 5.01).+

23.04             --Consent of Miller & Chevalier, Chartered.+

23.05             --Consent of Independent Mining Consultants, Inc.+

23.06             --Consent of Drs. Siddharta & Siddharta, a member firm of
                    Coopers & Lybrand (International).+

23.07             --Consent of Stibbe Simont Monahan Duhot.+

24.01             --Powers of Attorney.+

25.01             --Statement of Eligibility of Trustee.+


- --------------------
+ Previously filed.